Itaú

3Q23

_Complete Financial Statements in IFRS



September 30, 2023

Itaú Unibanco Holding S.A.

Management Report **9M23**

Highlights of the first nine months of 2023

Key indicators and ratios of our performance from January to September 2023 over the same period of the previous year:

Itaú Uniclass has evolved

We have renewed the visual identity and the journey of Itaú Uniclass, which now has all its services centralized on a single platform.

We offer different types of client services: online, WhatsApp and in branches.

In the app, clients can find specialists for different products, offers for cards with no annual fee and premium cards, as well as an international account.

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(in Portuguese only)

Recurring **Result**

R$25.8 billions

9M22 15.6% ▲

Credit **Portfolio**[1]

R$1.2 trillion

9M22 4.8% ▲

ROE **Recurring**

19.6%

9M22 60 bps ▲

Performance 9M23 x 9M22

Net interest Income

R$77.0 billions

15.3% ▲

Efficiency Ratio[2]

39.8%

140 bps ▼

Tier 1 Capital Ratio

14.6%

140 bps ▲

The credit portfolio expanded in every segment in Brazil: 6.3% in individuals, 3.3% in very small, small and middle market loans and 7.3% in corporate loans. As of Aug/23, the portfolio in Argentina began to be deconsolidated.

The positive effect of the growth in the portfolio, in addition to the positive impact of the repricing of our working capital, more than outpaced lower credit spreads, resulted in growth of 15.3% in the net interest income.

Increase of 1.6% in commissions and banking fees was due to the higher transaction volume from cards, both in issuance and in acquiring. The income from insurance and private pension contracts increased by 35.4% due to higher insurance sales, mainly related to group life, credit life and mortgage products, and the increase in the financial result for the period.

The expected loss from financial assets rose by 18.7% due to the higher origination in consumer credit and the increase in the overdue portfolio.

General and administrative expenses grew by 11.4%. The increase in personnel expenses was due to the effects of the collective wage labor agreement and the increase in expenses with profit sharing. Administrative expenses were also higher due to higher expenses on data processing and telecommunications, and depreciation and amortization.

(1) Credit portfolio includes financial guarantees provided and corporate securities. (2) Efficiency ratio based in BRGAAP managerial disclosure.

We present below the key indicators comprising our results:

In R$ billions

Income information	9M23	9M22*	Variation
Operating Revenues[1]	119.9	107.6	11.5%
Net Interest Income[2]	77.0	66.8	15.3%
Commissions and Banking Fees and Income from Insurance and Private Pension Contracts[3]	39.0	37.1	5.1%
Expected Loss from Financial Assets	(24.0)	(20.2)	18.7%
General and Administrative Expenses	(56.2)	(50.5)	11.4%
Net Income	24.9	22.7	9.9%
Net Income Attributable to Owners of the Parent Company	24.3	21.9	11.0%
Recurring Result	25.8	22.4	15.6%
Return on Average Equity - Annualized[4]	18.5%	18.6%	- 10 bps
Recurring Return on Average Equity - Annualized[5]	19.6%	19.0%	60 bps

Shares	9M23	9M22	Variation
Net Income per Share - R$	2.48	2.24	10.7%
Book Value per Share - R$ (in circulation on 09/30)	18.73	16.82	11.4%
Dividends and Interest on Own Capital net of Taxes per Share - R$	0.81	0.55	48.4%
Average Financial Daily Trading Volume	1.4	2.0	-29.3%
B3 (ON+PN)	0.8	0.9	-11.5%
NYSE (ADR)	0.6	1.1	-43.9%
Market Capitalization[6]	266.2	274.2	-2.9%

* The changes to the 9M22 financial statements are due to the adoption of IFRS 17, which are related to the aggregation and measurement of insurance and private pension contracts. (1) The sum of (i) Interest and Similar Income, (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) Foreign exchange results and exchange variations in foreign transactions, (v) Commissions and Banking Fees, (vi) Income from Insurance and Private Pension Contracts, and (vii) Other Income; (2) The sum of (i) Interest and Similar Income, (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) Foreign exchange results and exchange variations in foreign transactions; (3) The sum on the Commissions and Banking Fees and Income from Insurance and Private Pension Contracts, net of Reinsurance. For better comparability, the tax effects of managerial adjustments were applied; (4) The return is calculated by dividing the Net Income Attributable to Controlling Shareholders by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. (5) The return is calculated by dividing the Recurring Result by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors; (6) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period.

Initiatives

We digitized 100% of the processes for registering real estate loan contracts and loans with property guarantees

We announced the digitalization of the processes connected with real estate loans and loans with property guarantees products. Previously, in order for requested amounts to be released, our customers had to go in person to notary offices to submit the necessary documentation. With the digital format, the process is carried out more conveniently and with the guarantee that personal information and data will be transmitted securely and confidentially.

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We now offer an 'Automated Portfolio' option for investments

To simplify the investor journey, we made the 'Automated Portfolio' option available to all client segments through Itaú Corretora. The Automated Portfolio is a feature that allows people to follow the recommendations of Itaú Unibanco and Itaú BBA's teams of specialists and analysts, with any changes and updates to recommended assets being made automatically.

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We have developed unprecedented infrastructure funds with active fixed income in partnership with independent managers

We now offer our investor clients the 'RF Infra Total Return' family. These funds differ from existing offerings because they bring together some of the allocations of incentivised private credit in infrastructure (a class exempt from income tax and with no commissions) and an amount of actively managed fixed income. The sources of funds can be in both the Brazilian and international markets.

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We have launched a product for those who want to invest in companies that work with Artificial Intelligence

We now offer our investor clients the possibility of allocating capital in shares of important global technology companies that work with solutions related to the concept of Artificial Intelligence. Through the Artificial Intelligence Autocall COE, it will be possible to participate in the market movement of the shares of four of the main global companies operating in this segment.

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We launched the Investment Review function in the íon app

Based on customer and investor feedback, we provided the Investment Review tool, which aims to act as an optimizer for customers' portfolios within the íon app. Using algorithms, this new feature will be able to identify whether there are investment products close to maturity, or whether there are investments with rates considered high compared to the market and low performance or profitability projections, among other functions.

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Awards and recognitions


Itaú
The most incredible place to build your career is at itaú
LUGARES INCRÍVEIS PARA TRABALHAR
2023

We were recognized as the best company to build a career by FIA Business School and UOL - Universo Online, which every year publish a list of "Incredible Places to Work". This is a list drawn up on the basis of a wide-ranging survey of the employees of all the registered companies and evaluates criteria such as work environment, leadership performance and satisfaction with HR services.

We have once again won 1st place in the Banks category of Valor 1000 Award, by Valor Econômico,which celebrates the best companies in 27 sectors. This is the second time in the award's history that banks have been included in the evaluation, which is carried out by technical groups and takes into account financial criteria and ESG practices. Topping the ranking once again is a source of great pride, as it reflects the consistency of our customer-focused transformation journey, the delivery of consistent results to our investors and also our positive impact agenda for society.


Once again, we are the 1st company among banks.
PRÊMIO
Valor 1000
2023


1º
Itaú
Proud to be the best bank to work.
Best Companies to work
Financial Institution
Great Place To Work.
BRASIL 2023

We have once again been recognized as the best company to work for among banks. The Great Places to Work - Financial Institutions 2023 is in its 5th edition and listed the best companies to work for in the country in five categories: Credit Cooperative, Banks, Financial Services, Insurance and Finance. We came top in the ranking of banks with more than 1,000 employees.

For the second year running, we've also won the top spot on the podium of the Great Places To Work Brazil award! The ranking, carried out by Great Place To Work® Brasil in partnership with Valor Econômico and Época NEGÓCIOS, brings together the 150 best companies to work for in the country, which are divided into categories according to the number of employees - we were recognized, once again, in the over 10,000 category.


Once more, GPTW is ours!
Itaú
GPTW: CONHEÇA AS MELHORES EMPRESAS PARA TRABALHAR NO BRASIL

Payment of Interest on Equity

We inform the Board of Directors approval, on September 6th the payment of interest on capital to stockholders, in the amount of R$0.2693 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.228905 per share[1], which will be made until April 30th, 2024, based on the final stockholding position recorded on September 18th, 2023, with their shares traded ex-rights starting September 19th, 2023.

1) Except for the corporate stockholders able to prove that they are immune or exempt from such withholding.

Access the Material Fact

Sale of Banco Itaú Argentina S.A.

We inform to our stockholders and the market in general that, after obtaining the authorization from the Central Bank of the Republic of Argentina, we closed, through its affiliates, the sale of all its shares we held in Banco Itaú Argentina S.A. and its subsidiaries to Banco Macro S.A., as announced in the Material Fact issued on August 23, 2023.

For the closing of the transaction, we received from Macro the amount of US$50 million.

Access the Announcement to the Market

Sale of XP shares

On June 26th, 2023, shares equivalent to 1.89% of XP's share capital were sold. As a result, we now hold an 8.65% stake in the organization. After dilution of 0.30% of our stake in XP's share capital, which occurred in July 2023, on September 13th, 2023, shares equivalent to 0.56% of its share capital were sold and we now hold a 7.79% stake in XP.

The Amazon Plan: three years of achievements, lessons learned and challenges

In July 2020, we teamed up with Bradesco and Santander to launch the Amazon Plan, an initiative that was born with the aim of designing and putting into practice strategies that promote sustainable development in the region. Now, on its third anniversary, the Amazon Plan is celebrating a journey marked by progress and challenges. The three banks issued a release reporting on the main lessons learned from this journey and consolidating the three strategic objectives, ensuring greater focus and robustness to deliveries: (i) forest conservation; (ii) fostering the bioeconomy and (iii) access to connectivity.

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(in Portuguese only)



Acknowledgements_

We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted and remain committed to providing our customers with the best solutions, enabling us to continue producing sound results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better.

(Approved by the Board of Directors meeting on November 06, 2023).

Report on review of consolidated financial statements

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries ("Bank") as at September 30, 2023 and the related consolidated statements of income and comprehensive income for the quarter and nine-month period then ended, and changes in stockholders' equity and cash flows for the nine-month period then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - "Interim Financial Reporting" issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at September 30, 2023, and the consolidated financial performance for the quarter and nine-month period then ended and its consolidated cash flows for the nine-month period then ended, in accordance with IAS 34.

Other matters - Supplementary information

1 Statement of added value

The consolidated financial statements referred to above include the consolidated statement of added value for the nine-month period ended at September 30, 2023. This statement is the responsibility of the Bank's management and is presented as supplementary information. This statement has been

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

subjected to review procedures performed together with the review of the consolidated financial statements for the purpose of concluding whether they are reconciled with the consolidated financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that this consolidated statement of added value has not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that it is consistent with the consolidated financial statements taken as a whole.

2 Reconciliation of net income and stockholders' equity (Note 33(c))

The reconciliation of net income and stockholders' equity of the individual financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank - BACEN and the consolidated financial statements prepared in accordance with the International Accounting Standard - IAS 34 ("BACEN GAAP and IFRS Reconciliation"), referring to the nine-month period ended September 30, 2023, prepared under the responsibility of the Bank's Management, as described in Note 33(c), in compliance with BACEN standards, is presented as supplementary information for the purposes of IAS 34. This reconciliation was submitted to review procedures performed in conjunction with the review of the Bank's consolidated financial statements to conclude whether it is reconciled with the consolidated financial statements and the accounting records, as applicable. Based on our review, nothing has come to our attention that causes us to believe that this BACEN GAAP and IFRS Reconciliation has not been prepared, in all material respects, in a consistent manner with the consolidated financial statements taken as a whole.

São Paulo, November 6, 2023

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

Itaú Unibanco Holding S.A.

Consolidated Balance Sheet

(In millions of reais)

Assets	Note	09/30/2023	12/31/2022
Cash		33,672	35,381
Financial assets		**2,350,062**	**2,170,219**
At Amortized Cost		**1,684,906**	**1,578,789**
Compulsory deposits in the Central Bank of Brazil		146,139	115,748
Interbank deposits	4	45,931	59,592
Securities purchased under agreements to resell	4	269,751	221,779
Securities	9	253,515	213,026
Loan and lease operations	10	905,804	909,422
Other financial assets	18a	115,963	109,909
(-) Provision for expected loss	4, 9, 10	(52,197)	(50,687)
At Fair Value through Other Comprehensive Income		**140,422**	**126,748**
Securities	8	140,422	126,748
At Fair Value through Profit or Loss		**524,734**	**464,682**
Securities	5	454,638	385,099
Derivatives	6, 7	68,481	78,208
Other financial assets	18a	1,615	1,375
Insurance contracts	27	96	23
Tax assets		**65,050**	**59,645**
Income tax and social contribution - current		1,253	1,647
Income tax and social contribution - deferred	24b I	55,731	51,634
Other		8,066	6,364
Other assets	18a	20,465	17,474
Investments in associates and joint ventures	11	8,807	7,443
Fixed assets, net	13	7,463	7,767
Goodwill and Intangible assets, net	14	23,502	23,114
Total assets		**2,509,117**	**2,321,066**

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.

Consolidated Balance Sheet

(In millions of reais)

Liabilities and stockholders' equity	Note	09/30/2023	12/31/2022
Financial Liabilities		**1,975,442**	**1,836,690**
At Amortized Cost		**1,908,530**	**1,755,498**
Deposits	15	932,284	871,438
Securities sold under repurchase agreements	17a	357,682	293,440
Interbank market funds	17b	331,693	294,587
Institutional market funds	17c	117,076	129,382
Other financial liabilities	18b	169,795	166,651
At Fair Value through Profit or Loss		**62,977**	**77,508**
Derivatives	6, 7	62,160	76,861
Structured notes	16	98	64
Other financial liabilities	18b	719	583
Provision for Expected Loss	**10**	**3,935**	**3,684**
Loan commitments		3,190	2,874
Financial guarantees		745	810
Insurance contracts and private pension	27	258,651	233,126
Provisions	29	20,151	19,475
Tax liabilities	**24c**	**10,139**	**6,773**
Income tax and social contribution - current		5,305	2,950
Income tax and social contribution - deferred	24b II	477	345
Other		4,357	3,478
Other liabilities	18b	52,060	47,895
Total liabilities		**2,316,443**	**2,143,959**
Total stockholders' equity attributed to the owners of the parent company		**183,636**	**167,717**
Capital	19a	90,729	90,729
Treasury shares	19a	(33)	(71)
Capital reserves	19c	2,426	2,480
Revenue reserves	19c	98,543	86,209
Other comprehensive income		(8,029)	(11,630)
Non-controlling interests	**19d**	**9,038**	**9,390**
Total stockholders' equity		**192,674**	**177,107**
Total liabilities and stockholders' equity		**2,509,117**	**2,321,066**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	07/01 to 09/30/2023	07/01 to 09/30/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Operating Revenues		**40,402**	**36,032**	**116,575**	**106,043**
Interest and similar income	21a	60,045	51,769	171,594	135,896
Interest and similar expenses	21b	(39,978)	(32,381)	(121,554)	(78,406)
Income of Financial Assets and Liabilities at Fair Value through Profit or Loss	21c	10,928	8,554	22,845	13,433
Foreign exchange results and exchange variations in foreign transactions		(5,058)	(5,979)	784	(5,628)
Commissions and Banking Fees	22	11,607	11,347	33,836	33,305
Income from Insurance Contracts and Private Pension		**1,717**	**1,343**	**5,148**	**3,801**
Operating Income from Insurance Contracts and Private Pension, net of Reinsurance	27	1,602	1,288	4,756	4,018
Financial Income from Insurance Contracts and Private Pension, net of Reinsurance	27	(5,892)	(7,197)	(19,882)	(16,706)
Income from Financial Assets related to Insurance Contracts and Private Pension		6,007	7,252	20,274	16,489
Other income		1,141	1,379	3,922	3,642
Expected Loss from Financial Assets		**(7,994)**	**(7,000)**	**(24,023)**	**(20,235)**
Expected Loss with Loan and Lease Operations	10c	(7,793)	(7,091)	(24,079)	(20,807)
Expected Loss with Other Financial Asset, net		(201)	91	56	572
Operating Revenues Net of Expected Losses from Financial Assets		**32,408**	**29,032**	**92,552**	**85,808**
Other operating income / (expenses)		**(21,935)**	**(19,450)**	**(62,935)**	**(57,172)**
General and administrative expenses	23	(19,939)	(17,256)	(56,237)	(50,485)
Tax expenses		(2,291)	(2,336)	(7,385)	(7,125)
Share of profit or (loss) in associates and joint ventures	11	295	142	687	438
Income / (loss) before income tax and social contribution		**10,473**	**9,582**	**29,617**	**28,636**
Current income tax and social contribution	24a	(3,226)	(2,046)	(9,058)	(6,815)
Deferred income tax and social contribution	24a	1,222	582	4,373	859
Net income / (loss)		**8,469**	**8,118**	**24,932**	**22,680**
Net income attributable to owners of the parent company	25	8,358	7,949	24,332	21,915
Net income / (loss) attributable to non-controlling interests	19d	111	169	600	765
Earnings per share - basic	**25**				
Common		0.85	0.81	2.48	2.24
Preferred		0.85	0.81	2.48	2.24
Earnings per share - diluted	**25**				
Common		0.85	0.81	2.47	2.22
Preferred		0.85	0.81	2.47	2.22
Weighted average number of outstanding shares - basic	**25**				
Common		4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,842,992,578	4,842,572,432	4,839,375,710	4,840,079,729
Weighted average number of outstanding shares - diluted	**25**				
Common		4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,908,077,631	4,901,893,662	4,899,192,716	4,891,693,612

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.

Consolidated Statement of Comprehensive Income

(In millions of reais)

	Note	07/01 to 09/30/2023	07/01 to 09/30/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Net income / (loss)		**8,469**	**8,118**	**24,932**	**22,680**
Financial assets at fair value through other comprehensive income		**(430)**	**520**	**3,177**	**(2,182)**
Change in fair value		(1,016)	726	4,574	(3,709)
Tax effect		515	(226)	(898)	961
(Gains) / losses transferred to income statement		129	36	(908)	1,028
Tax effect		(58)	(16)	409	(462)
Hedge		**68**	**171**	**389**	**(53)**
Cash flow hedge	7	**(2)**	**225**	**145**	**(53)**
Change in fair value		11	404	288	(64)
Tax effect		(13)	(179)	(143)	11
Hedge of net investment in foreign operation	7	**70**	**(54)**	**244**	**-**
Change in fair value		96	(96)	432	32
Tax effect		(26)	42	(188)	(32)
Insurance contracts and private pension		**(82)**	**(121)**	**(568)**	**592**
Change in discount rate		(136)	(206)	(969)	1,003
Tax effect		54	85	401	(411)
Remeasurements of liabilities for post-employment benefits (1)		**(5)**	**(1)**	**(18)**	**(7)**
Remeasurements	26	(5)	(2)	(29)	(13)
Tax effect		-	1	11	6
Foreign exchange variation in foreign investments		**2,733**	**137**	**621**	**(2,655)**
Total other comprehensive income		**2,284**	**706**	**3,601**	**(4,305)**
Total comprehensive income		**10,753**	**8,824**	**28,533**	**18,375**
Comprehensive income attributable to the owners of the parent company		**10,642**	**8,655**	**27,933**	**17,610**
Comprehensive income attributable to non-controlling interests		**111**	**169**	**600**	**765**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

(In millions of reais)

		Attributed to owners of the parent company												
							Other comprehensive income							
	Note	Capital	Treasury shares	Capital reserves	Revenue reserves	Retained earnings	Financial assets at fair value through other comprehensive income [1]	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge [2]	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Total - 01/01/2022		**90,729**	**(528)**	**2,250**	**65,985**	**-**	**(2,542)**	**-**	**(1,486)**	**6,531**	**(8,393)**	**152,546**	**11,612**	**164,158**
Transactions with owners		**-**	**457**	**22**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**479**	**(3,249)**	**(2,770)**
Result of delivery of treasury shares	19, 20	-	457	64	-	-	-	-	-	-	-	521	-	521
Recognition of share-based payment plans		-	-	(42)	-	-	-	-	-	-	-	(42)	-	(42)
(Increase) / Decrease to the owners of the parent company	2d I, 3	-	-	-	-	-	-	-	-	-	-	-	(3,249)	(3,249)
Dividends		-	-	-	-	-	-	-	-	-	-	-	(286)	(286)
Interest on capital		-	-	-	-	(6,313)	-	-	-	-	-	(6,313)	-	(6,313)
Unclaimed dividends and Interest on capital		-	-	-	-	116	-	-	-	-	-	116	-	116
Corporate reorganization		-	-	-	65	-	-	-	-	-	-	65	-	65
Other [3]		-	-	-	370	-	-	-	-	-	-	370	-	370
Total comprehensive income		**-**	**-**	**-**	**-**	**21,847**	**(2,182)**	**592**	**(7)**	**(2,655)**	**(53)**	**17,542**	**765**	**18,307**
Net income		-	-	-	-	21,915	-	-	-	-	-	21,915	765	22,680
Other comprehensive income for the period		-	-	-	-	(68)	(2,182)	592	(7)	(2,655)	(53)	(4,373)	-	(4,373)
Appropriations:														
Legal reserve		-	-	-	1,130	(1,130)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	14,520	(14,520)	-	-	-	-	-	-	-	-
Total - 09/30/2022	**19**	**90,729**	**(71)**	**2,272**	**82,070**	**-**	**(4,724)**	**592**	**(1,493)**	**3,876**	**(8,446)**	**164,805**	**8,842**	**173,647**
Change in the period		**-**	**457**	**22**	**16,085**	**-**	**(2,182)**	**592**	**(7)**	**(2,655)**	**(53)**	**12,259**	**(2,770)**	**9,489**
Total - 01/01/2023		**90,729**	**(71)**	**2,480**	**86,209**	**-**	**(5,984)**	**796**	**(1,520)**	**3,505**	**(8,427)**	**167,717**	**9,390**	**177,107**
Transactions with owners		**-**	**38**	**(54)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(16)**	**(581)**	**(597)**
Acquisition of treasury shares	19, 20	-	(689)	-	-	-	-	-	-	-	-	(689)	-	(689)
Result of delivery of treasury shares	19, 20	-	727	(3)	-	-	-	-	-	-	-	724	-	724
Recognition of share-based payment plans		-	-	(51)	-	-	-	-	-	-	-	(51)	-	(51)
(Increase) / Decrease to the owners of the parent company	2d I, 3	-	-	-	-	-	-	-	-	-	-	-	(581)	(581)
Dividends		-	-	-	-	-	-	-	-	-	-	-	(371)	(371)
Interest on capital		-	-	-	-	(9,372)	-	-	-	-	-	(9,372)	-	(9,372)
Unclaimed dividends and Interest on capital		-	-	-	-	51	-	-	-	-	-	51	-	51
Corporate reorganization	2d I, 3	-	-	-	175	-	-	-	-	-	-	175	-	175
Other [3]		-	-	-	(2,852)	-	-	-	-	-	-	(2,852)	-	(2,852)
Total comprehensive income		**-**	**-**	**-**	**-**	**24,332**	**3,177**	**(568)**	**(18)**	**621**	**389**	**27,933**	**600**	**28,533**
Net income		-	-	-	-	24,332	-	-	-	-	-	24,332	600	24,932
Other comprehensive income for the period		-	-	-	-	-	3,177	(568)	(18)	621	389	3,601	-	3,601
Appropriations:														
Legal reserve		-	-	-	1,200	(1,200)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	13,811	(13,811)	-	-	-	-	-	-	-	-
Total - 09/30/2023	**19**	**90,729**	**(33)**	**2,426**	**98,543**	**-**	**(2,807)**	**228**	**(1,538)**	**4,126**	**(8,038)**	**183,636**	**9,038**	**192,674**
Change in the period		**-**	**38**	**(54)**	**12,334**	**-**	**3,177**	**(568)**	**(18)**	**621**	**389**	**15,919**	**(352)**	**15,567**

1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.
2) Includes cash flow hedge and hedge of net investment in foreign operation.
3) Includes Argentina´s hyperinflation adjustment.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.

Consolidated Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 09/30/2023	01/01 to 09/30/2022
Adjusted net income		**67,533**	**87,036**
Net income		24,932	22,680
Adjustments to net income:		**42,601**	**64,356**
Share-based payment		7	26
Effects of changes in exchange rates on cash and cash equivalents		10,353	34,063
Expected loss from financial assets		24,023	20,235
Income from interest and foreign exchange variation from operations with subordinated debt		2,667	914
Financial income from insurance contracts and private pension	27	19,882	16,706
Depreciation and amortization		4,240	3,599
Expense from update / charges on the provision for civil, labor, tax and legal obligations		668	985
Provision for civil, labor, tax and legal obligations		3,371	2,361
Revenue from update / charges on deposits in guarantee		(701)	(782)
Deferred taxes (excluding hedge tax effects)	24b	(602)	658
Income from share in the net income of associates and joint ventures and other investments		(687)	(438)
Income from financial assets - at fair value through other comprehensive income		(920)	1,028
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(14,381)	(11,184)
Income from interest and foreign exchange variation of financial assets at amortized cost		(5,896)	(5,357)
(Gain) / loss on sale of investments and fixed assets		1,406	2
Other	23	(829)	1,540
Change in assets and liabilities		**24,568**	**36,793**
(Increase) / decrease in assets			
Interbank deposits		8,810	20,862
Securities purchased under agreements to resell		(22,600)	(73,970)
Compulsory deposits with the Central Bank of Brazil		(30,391)	(13,096)
Loan operations		(18,616)	(76,011)
Derivatives (assets / liabilities)		(4,585)	(429)
Financial assets designated at fair value through profit or loss		(69,539)	(1,915)
Other financial assets		(5,593)	(6,496)
Other tax assets		(1,308)	975
Other assets		(3,614)	(6,491)
(Decrease) / increase in liabilities			
Deposits		60,846	(6,398)
Deposits received under securities repurchase agreements		64,242	53,782
Funds from interbank markets		37,106	113,808
Funds from institutional markets		(2,625)	5,512
Other financial liabilities		3,280	18,070
Financial liabilities at fair value throught profit or loss		34	(48)
Insurance contracts and private pension		5,075	(3,049)
Provisions		3,747	1,570
Tax liabilities		3,210	1,688
Other liabilities		3,670	12,963
Payment of income tax and social contribution		(6,581)	(4,534)
Net cash from / (used in) operating activities		**92,101**	**123,829**
Dividends / Interest on capital received from investments in associates and joint ventures		203	245
Cash upon sale of fixed assets		192	63
Termination of intangible asset agreements		92	2
(Purchase) / Cash from the sale of financial assets at fair value through other comprehensive income		1,205	13,523
(Purchase) / redemptions of financial assets at amortized cost		(34,634)	(53,840)
(Purchase) of investments in associates and joint ventures		(1,027)	(546)
(Purchase) of fixed assets		(1,681)	(1,390)
(Purchase) of intangible assets	14	(4,075)	(4,295)
Net cash from / (used in) investment activities		**(39,725)**	**(46,238)**
Subordinated debt obligations raisings		-	1,004
Subordinated debt obligations redemptions		(12,348)	(19,508)
Change in non-controlling interests stockholders		(581)	(3,249)
Acquisition of treasury shares		(689)	-
Result of delivery of treasury shares		666	453
Dividends and interest on capital paid to non-controlling interests		(371)	(286)
Dividends and interest on capital paid		(9,901)	(6,260)
Net cash from / (used in) financing activities		**(23,224)**	**(27,846)**
Net increase / (decrease) in cash and cash equivalents	**2d III**	**29,152**	**49,745**
Cash and cash equivalents at the beginning of the period		104,257	103,887
Effects of changes in exchange rates on cash and cash equivalents		(10,353)	(34,063)
Cash and cash equivalents at the end of the period		**123,056**	**119,569**
Cash		33,672	35,402
Interbank deposits		7,733	8,981
Securities purchased under agreements to resell - Collateral held		81,651	75,186
Additional information on cash flow (Mainly operating activities)			
Interest received		161,058	165,121
Interest paid		89,361	73,724
Non-cash transactions			
Increase of Equity Interest in ITAÚ CHILE		-	961
Dividends and interest on capital declared and not yet paid		2,738	2,100

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.

Consolidated Statement of Added Value

(In millions of reais)

	01/01 to 09/30/2023	01/01 to 09/30/2022
Income	**217,444**	**165,731**
Interest and similar	198,561	145,218
Commissions and Banking fees	33,836	33,305
Income from insurance contracts and private pension	5,148	3,801
Expected loss with Other financial assets	(24,023)	(20,235)
Other	3,922	3,642
Expenses	**(131,303)**	**(85,960)**
Interest and similar	(121,554)	(78,406)
Other	(9,749)	(7,554)
Inputs purchased from third parties	**(16,855)**	**(15,062)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(5,794)	(5,731)
Other	**(11,061)**	**(9,331)**
Data processing and telecommunications	(3,662)	(3,025)
Advertising, promotions and publication	(1,428)	(1,339)
Installations and Materials	(978)	(1,060)
Other	(4,993)	(3,907)
Gross added value	**69,286**	**64,709**
Depreciation and amortization	**(4,896)**	**(4,278)**
Net added value produced by the company	**64,390**	**60,431**
Added value received through transfer - Results of equity method	**687**	**438**
Total added value to be distributed	**65,077**	**60,869**
Distribution of added value	**65,077**	**60,869**
Personnel	**21,479**	**20,668**
Direct compensation	16,840	16,164
Benefits	3,702	3,758
FGTS – government severance pay fund	937	746
Taxes, fees and contributions	**18,013**	**16,974**
Federal	16,664	15,695
Municipal	1,349	1,279
Return on third parties' capital - Rent	**653**	**547**
Other	653	547
Return on capital	**24,932**	**22,680**
Dividends and interest on capital	9,372	6,313
Retained earnings attributable to controlling shareholders	14,960	15,602
Retained earnings attributable to non-controlling shareholders	600	765

The accompanying notes are an integral part of these financial statements.

(In millions of reais, except when indicated)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Business, Wholesale Business and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30.

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of ITAU UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares.

These consolidated financial statements were approved by the Board of Directors on November 06, 2023.

Note 2 - Significant accounting policies

a) Basis of preparation

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements.

In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC).

The presentation of the Statement of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added; however, the IFRS do not require the presentation of said statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of Financial Statements.

The information in the financial statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration.

b) New accounting standards changes and interpretations of existing standards

I - Accounting standards applicable for period ended September 30, 2023

- IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts. IFRS 17 is applicable to all insurance and reinsurance contracts held as from January 1, 2023, with a transition date of January 1, 2022 for comparative purposes. The modified retrospective approach was adopted.

Transition to IFRS 17

The main changes identified by ITAÚ UNIBANCO HOLDING due to the adoption of IFRS 17 are related to the aggregation and measurement of insurance contracts and private pension. Further details on the material accounting policies adopted are included in Note 2d.

(i) Aggregation and Measurement of Insurance Contracts and Private Pension

IFRS 17 requires that insurance contracts be grouped in portfolios considering similar risks, their management, the contract issue period and the expected profitability at the time of initial recognition. The groups of insurance contracts and private pension are made up of contracts issued in the quarter.

ITAÚ UNIBANCO HOLDING grouped insurance and health products in the Insurance portfolio and supplementary pension plans in the Private Pension portfolio.

The Insurance portfolio is made up mainly of products which cover life and property, divided into groups of contracts with the coverage period of each contract is one year or less and contracts of the coverage period longer. The Private Pension portfolio is made up of products with coverage for survival and risk of death and disability, comprising three groups: risk coverage plans and survival plans with and without direct participation features.

For measurement of the groups of insurance contracts and private pension, ITAÚ UNIBANCO HOLDING adopts the three measurement approaches: BBA, VFA and PAA, considering the characteristics of the existing insurance contracts and private pension:

- Building Block Approach (BBA): applicable to all insurance contracts without direct participation features, corresponds to the standard model. ITAÚ UNIBANCO HOLDING applied this approach to insurance contracts and private pension with coverage over 1 year or which are onerous.

- Variable Fee Approach (VFA): applicable to insurance contracts with direct participation features are insurance contracts that are substantially investment-related service contracts under which an entity promises an investment return based on underlying items. ITAÚ UNIBANCO HOLDING applied this approach to the Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL) private pension plans, since the contributions made by insured parties have a return based on the profitability of the investment fund specially organized in which funds are invested and the insured party has the possibility of earning income after the accumulation period.

- Premium Allocation Approach (PAA): applicable to insurance contracts lasting up to 12 months or when they produce results similar to those that would be obtained if the standard model were used. ITAÚ UNIBANCO HOLDING applied this approach to insurance contracts whose coverage periods are equal to or less than one year.

The initial recognition of groups of insurance contracts and private pension is performed by the total of:

- Contractual service margin, which represents the unearned profit that will be recognized as it provides insurance contract service in the future.

- Fulfillment cash flows, composed of the present value of estimated cash inflows and outflows of funds over the period covered by the portfolio, risk adjusted for non-financial risk. The risk adjustment for non-financial risk is the compensation that the entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk.

The Assets and Liabilities of insurance contracts and private pension are subsequently segregated between:

- Asset or Liability for Remaining Coverage: represented by the fulfillment cash flows related to future services and the contractual service margin. The appropriation of the contractual service margin and losses (or reversals) in onerous contracts are recognized in the Operating Income from Insurance Contracts and Private Pension, net of Reinsurance. In the Private Pension PGBL and VGBL portfolios, the contractual service margin is recognized according to the provision of the management service and insurance risks, and in the other portfolios, recognition is on a straight-line basis over the term of the contract.

- Asset or Liability for Incurred Claims: represented by the fulfillment cash flows referring to services already provided, that are, amounts pending financial settlement related to claims and other expenses incurred. Changes in the fulfillment cash flows, including those arising from an increase in the amount recognized due to claims and expenses incurred in the period, are recognized in the Operating Income from Insurance Contracts and Private Pension, net of Reinsurance.

ITAÚ UNIBANCO HOLDING adopted the modified retrospective approach due to unavailability of historical data, using reasonable and supportable information to measure the insurance contracts and private pension in effect on the transition date. ITAÚ UNIBANCO HOLDING used the permitted modification and opted for a single grouping of contracts in accordance with its products and portfolios. In addition, ITAÚ UNIBANCO HOLDING estimated future cash flows on the transition date, adjusting them with historical information prior to that date. Regarding discount rates, their averages for the period between 2015 and 2021 were considered. The insurance contractual margin was established after applying the risk adjustment for non-financial risk to the future cash flows determined.

For portfolios of long-term insurance contracts and private pension, except for Private Pension PGBL and VGBL portfolios, ITAÚ UNIBANCO HOLDING opted for recognizing changes in discount rates in Other Comprehensive Income, that is, the Financial Income from Insurance Contracts and Private Pension will be segregated between Other Comprehensive Income and income for the period, with no effect on the transition date. In the portfolios of short-term insurance and Private Pension PGBL and VGBL, the financial income is fully recognized in income for the period.

(ii) Redesignation of Financial Assets

As IFRS 17 changed the measurement of insurance contracts, which are now recognized at the present value of the obligation, ITAÚ UNIBANCO HOLDING partially redesignated, on the transition date and as permitted by the standard, the business model of financial instruments that were classified at Amortized Cost to Fair Value through Other Comprehensive Income. This business model aims at maximizing the results of financial assets through sales in windows of opportunity, in addition to the receipt of principal and interest, thus allowing for better symmetry between assets and liabilities.

	01/01/2022		01/01/2022 after redesignations			
	Classification	Amortized Cost	Classification	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Fair Value
Securities						
Brazilian government securities	At amortized cost	5,371	At fair value through other comprehensive income	5,371	(260)	5,111

Reconciliation of stockholders' equity between IFRS 4 and IFRS 17

	09/30/2022		12/31/2022	01/01/2022
	Stockholders' equity	Net income	Stockholders' equity	Stockholders' equity
Opening balance in accordance with IFRS 4	**173,717**	**22,964**	**177,343**	**164,476**
Measurement of fulfillment cash flows with insurance contracts and private pension portfolios (1)	220	(463)	236	(319)
Redesignation of financial assets related to insurance contracts (2)	(321)	-	(593)	(260)
Deferred taxes on adjustments	31	179	121	261
Total adjustments	**(70)**	**(284)**	**(236)**	**(318)**
Balance according to IFRS 17	173,647	22,680	177,107	164,158

1) Calculation of fulfillment cash flows with contracts and contractual service margin according to the modified retrospective approach.
2) Change in the financial asset measurement model due to its redesignation with the adoption of IFRS 17.

Consolidated Balance Sheet

(In millions of reais)

Assets	IFRS 4 12/31/2022 Balance	Reclassifications [1]	Remeasurements [2]	IFRS 17 12/31/2022 Balance	IFRS 4 01/01/2022 Balance	Reclassifications [1]	Remeasurements [2]	IFRS 17 01/01/2022 Balance
Cash	35,381	-	-	35,381	44,512	-	-	44,512
Financial assets	**2,172,726**	**(1,914)**	**(593)**	**2,170,219**	**1,915,573**	**(1,579)**	**(260)**	**1,913,734**
At Amortized Cost	1,586,992	(8,203)	-	1,578,789	1,375,782	(6,950)	-	1,368,832
At Fair Value through Other Comprehensive Income	121,052	6,289	(593)	126,748	105,622	5,371	(260)	110,733
At Fair Value through Profit or Loss	464,682	-	-	464,682	434,169	-	-	434,169
Insurance contracts		23	-	23	-	68	-	68
Tax assets	**59,480**	**-**	**165**	**59,645**	**58,433**	**-**	**261**	**58,694**
Income tax and social contribution - current	1,647	-	-	1,647	1,636	-	-	1,636
Income tax and social contribution - deferred	51,469	-	165	51,634	50,831	-	261	51,092
Other	6,364	-	-	6,364	5,966	-	-	5,966
Other assets	17,529	(55)	-	17,474	16,494	(53)	-	16,441
Investments, Fixed asseis, Goodwill and Intangible assets	38,324	-	-	38,324	34,194	-	-	34,194
Total assets	**2,323,440**	**(1,946)**	**(428)**	**2,321,066**	**2,069,206**	**(1,564)**	**1**	**2,067,643**

Liabilities and stockholders' equity	IFRS 4 12/31/2022 Balance	Reclassifications [1]	Remeasurements [2]	IFRS 17 12/31/2022 Balance	IFRS 4 01/01/2022 Balance	Reclassifications [1]	Remeasurements [2]	IFRS 17 01/01/2022 Balance
Financial Liabilities	1,836,690	-	-	1,836,690	1,621,786	-	-	1,621,786
Insurance contracts and private pension	235,150	(1,788)	(236)	233,126	214,976	(1,439)	319	213,856
Provisions and Other liabilities	67,519	(149)	-	67,370	61,722	(125)	-	61,597
Tax liabilities	**6,738**	**(9)**	**44**	**6,773**	**6,246**	**-**	**-**	**6,246**
Income tax and social contribution - current	2,950	-	-	2,950	2,450	-	-	2,450
Income tax and social contribution - deferred	345	-	-	345	280	-	-	280
Other	3,443	(9)	44	3,478	3,516	-	-	3,516
Total liabilities	**2,146,097**	**(1,946)**	**(192)**	**2,143,959**	**1,904,730**	**(1,564)**	**319**	**1,903,485**
Total stockholders' equity attributed to the owners of the parent company [3]	**167,953**	**-**	**(236)**	**167,717**	**152,864**	**-**	**(318)**	**152,546**
Non-controlling interests	**9,390**	**-**	**-**	**9,390**	**11,612**	**-**	**-**	**11,612**
Total stockholders' equity	**177,343**	**-**	**(236)**	**177,107**	**164,476**	**-**	**(318)**	**164,158**
Total liabilities and stockholders' equity	**2,323,440**	**(1,946)**	**(428)**	**2,321,066**	**2,069,206**	**(1,564)**	**1**	**2,067,643**

1) Refer to the redesignation of assets and liabilities related to the insurance and private pension contracts, as well as the redesignation of related financial assets.
2) Refer to the calculation of cash flows from compliance with the portfolios of insurance and private pension contracts and adjustment to the fair value of redesignated financial assets.
3) The effects arising from the adoption of IFRS 17 and Redesignation of Financial Assets, net of taxes, were recognized under Revenue Reserves (R$ (815) at 12/31/2022 and R$ (319) at 01/01/2022) and Other Comprehensive Income (R$ 579 at 12/31/2022 and R$ 1 at 01/01/2022).

- Amendments to IAS 1 – Presentation of Financial Statements:

  Information on accounting policies - requires that only information about material accounting policies is disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements. These amendments are effective for the years beginning January 1st, 2023 and they have no financial impacts.

- Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors – Include the definition of accounting estimates: monetary amounts subject to uncertainties in their measurement. Expected credit loss and the fair value of an asset or liability are examples of accounting estimates. This change is effective for the years beginning January 1st, 2023 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING.

- Amendments to IAS 12 – Income Taxes:

  Deferred taxes on leasing operations - Require that the lessee recognizes deferred taxes arising from temporary differences generated in the initial recognition of right-of-use assets and lease liabilities, in compliance with the tax legislation.

Pillar Two Model Rules - Introduces a temporary exception to the recognition and disclosure of effects of the Pillar Two Model Rules issued by the Organization for Economic Cooperations and Development (OECD), of which Brazil is not an effective member.

These amendments are effective for years beginning January 1st, 2023 and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING.

II - Accounting standards recently issued and applicable in future periods

- Amendments to IAS 1 – Presentation of Financial Statements:

Segregation between Current and Non-current Liabilities - clarifies when to consider contractual conditions (covenants) that may affect the unconditional right to defer the settlement of the liabilities for at least 12 months after the reporting period and includes disclosure requirements for liabilities with covenants classified as non-current. These changes are effective for fiscal years starting January 1st, 2024, with retrospective application. Analyses regarding possible changes in disclosure will be completed by the date the standard becomes effective.

c) Critical accounting estimates and judgments

The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments that present a significant risk and may have a material impact on the values of assets and liabilities are disclosed below. Actual results may differ from those established by these estimates and judgments.

Topic	
Consolidation	2c I and 3
Fair value of financial instruments	2c II and 28
Effective interest rate	2c III, 5, 8, 9 and 10
Change to financial assets	2c IV, 5, 8, 9 and 10
Transfer and write-off of financial assets	2c V, 5, 8, 9 and 10
Expected credit loss	2c VI, 8, 9, 10 and 32
Goodwill impairment	2c VII and 14
Deferred income tax and social contribution	2c VIII and 24
Defined benefit pension plan	2c IX and 26
Provisions, contingencies and legal obligations	2c X and 29
Insurance and private pension contracts	2c XI and 27

I - Consolidation

Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING's involvement exposes it or entitles it to variable returns and where ITAÚ UNIBANCO HOLDING can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist.

The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

II - Fair value of financial instruments not traded in active markets, including derivatives

The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data and information on similar transactions. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded.

III - Effective interest rate

For the calculation of the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but without considering future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied, taking into account the expected credit loss, to the amortized cost of the financial asset.

IV - Modification of financial assets

The factors used to determine whether there has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, significant change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and change to the currency in which the transaction is denominated.

V - Transfer and write-off of financial assets

When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no material effects on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income.

Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off.

VI - Expected credit loss

The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain client' credit condition or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet.

The main assumptions are:

- **Term to maturity**: ITAÚ UNIBANCO HOLDING considers the maximum contractual period during which it will be exposed to a financial instrument's credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options.

- **Prospective information:** IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales.

- **Macroeconomic scenarios:** This information involves inherent risks, market uncertainties and other factors that may give rise to results different from those expected.

- **Probability-weighted loss scenarios:** ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, considering the projection based on economic variables.

- **Determining criteria for significant increase or decrease in credit risk**: ITAÚ UNIBANCO HOLDING determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition. The migration of the financial asset to an earlier stage occurs with a consistent reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers for at least 6 months. Triggers are determined on an individual or collective basis. For collective assessment purposes, financial assets are grouped

based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, among other significant factors.

VII - Goodwill impairment

The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use.

To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate.

The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium.

Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes.

VIII - Deferred income tax and social contribution

Deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies.

IX - Defined benefit pension plans

The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities.

The main assumptions for Pension plan obligations are partly based on current market conditions.

X - Provisions and contingencies

ITAÚ UNIBANCO HOLDING periodically reviews its provisions and contingencies which are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria that permit their measurement, despite the uncertainty inherent in timing and amounts.

XI - Insurance contracts and private pension

To estimate fulfillment cash flows and expected profitability (contractual service margin), ITAÚ UNIBANCO HOLDING uses actuarial models and assumptions, exercising judgment mainly to establish: (i) the aggregation of contracts; (ii) the period of service provided; (iii) discount rate; (iv) actuarial calculation models; (v) risk adjustment for non-financial risk models and confidence levels; (vi) the group's level of profitability; and (vii) contract coverage unit. The main assumptions used are: (i) inflow assumptions: contributions and premiums; (ii) outflow assumptions: conversion rates into income, redemptions, cancellation rate and loss ratio; (iii) discount rate; (iv) biometric tables; and (v) risk adjustment for non-financial risk.

Regarding the assessment components separation of an insurance contract, the investment component that exists in ITAÚ UNIBANCO HOLDING's private pension contracts of is highly interrelated with the insurance component, that is, the investment component (accumulation phase) is necessary to measure the payments to be made to the insured party (benefit granting phase).

The assumptions used in the measurement of insurance contracts and private pension are reviewed periodically and are based on best practices and analysis of the experience of ITAÚ UNIBANCO HOLDING.

The discount rate used by ITAÚ UNIBANCO HOLDING to bring the projected cash flows from insurance contracts and private pension to present value is obtained by building a Term Structure of Interest Rates with internal modeling, which represents a set of vertices that contain the expectation of an interest rate associated with a term (or maturity). In addition to considering the characteristics of the indexing units of each portfolio (IGPM, IPCA and TR), the discount rate has a component that aims at reflecting the differences between the liquidity characteristics of the financial instruments that substantiate the rates observed in the market and the liquidity characteristics of insurance contracts (a "bottom-up" approach).

Specifically for insurance products, cash flows are projected using the method known as the run-off triangle on a quarterly basis. For private pension plans, cash flows are projected based on assumptions applicable to the product.

Risk adjustment for non-financial risk is obtained by resampling based on claims data by grouping, using the Monte Carlo statistical method. Resampling is brought to present value using the discount rate applied to future cash flows. Based on this, percentiles proportional to the confidence level are calculated, determined in an interval between 60% and 70%, depending on the group.

Biometric tables represent the probability of death, survival or disability of an insured party. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted by the criterion of development of longevity expectations of the G Scale, and for the estimates of entry into disability, the Álvaro Vindas table is used.

The conversion rate into income reflects the historical expectation of converting the balances accumulated by insured parties into retirement benefits, and the decision is influenced by behavioral, economic and tax factors.

d) Summary of main accounting practices

I - Consolidation

I.I - Subsidiaries

In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control.

In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 - Financial Reporting in Hyperinflationary Economies.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDONG in their voting capital:

	Functional Currency [1]	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %	
				09/30/2023	12/31/2022	09/30/2023	12/31/2022
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú Colombia S.A.	Colombian peso	Colombia	Financial institution	66.33%	65.27%	66.33%	65.27%
Banco Itaú (Suisse) S.A.	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A. [2]	Argentine peso	Argentina	Financial institution	-	100.00%	-	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile	Chilean peso	Chile	Financial institution	66.69%	65.62%	66.69%	65.62%

1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which use the US dollar.

2) Banco Itaú Argentina S.A. makes up the ITAÚ UNIBANCO HOLDING until 07/31/2023 (Note 3).

I.II - Business combinations

In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business.

The acquisition method is used to account for business combinations, except for those classified as under common control.

Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as negative goodwill and the amount will be recognized directly in income.

I.III - Goodwill

Goodwill is not amortized, but its recoverable value is assessed semiannually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use.

The breakdown of Goodwill and Intangible assets is described in Note 14.

I.IV - Capital Transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders' equity.

II - Foreign currency translation

II.I - Functional and presentation currency

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates.

II.II - Foreign currency operations

Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedges of net investment in foreign operations, which are recognized in stockholders' equity.

III - Cash and cash equivalents

Defined as cash and current accounts with banks, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days.

IV - Financial assets and liabilities

Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability.

IV.I - Initial recognition and derecognition

Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value.

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date.

Financial assets are partially or fully derecognized when:

- the contractual rights to the cash flows of the financial asset expire, or
- ITAÚ UNIBANCO HOLDING transfers the financial asset and this transfer qualifies for derecognition.

The financial liabilities are derecognized when they are extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires.

Derecognition of financial assets

Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction.

If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received.

IV.II Classification and subsequent measurement of financial assets

Financial assets are classified in the following categories:

- Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest.
- Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale.
- Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria.

The classification and subsequent measurement of financial assets depend on:

- The business model under which they are managed.
- The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test).

Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management's intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management.

When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required.

SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss.

Amortized cost

Amortized cost is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest method, less repayments of principal and interest, and any provision for expected credit loss.

Fair value

Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market participants on the measurement date.

ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process.

Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28.

The adjustment to fair value of financial assets and liabilities is recognized:

- In stockholders' equity for financial assets and liabilities measured at fair value through other comprehensive income.
- In the Consolidated Statement of Income, under the heading Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, for the other financial assets and liabilities.

Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Interest and similar income and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Interest and similar income when it is probable that ITAÚ UNIBANCO HOLDING 's right to receive such dividends is assured.

Equity instruments

An equity instrument is any contract that evidences a residual interest in an entity's assets, after the deduction of all its liabilities, such as Shares and Units.

ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income as Interest and similar income, when ITAÚ UNIBANCO HOLDING's right to receive them is assured.

Gains and losses on equity instruments measured at fair value through profit or loss are recorded in the Consolidated Statement of Income.

Expected credit loss

ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts:

- **Financial assets:** loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive.
- **Loan commitments:** expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive.
- **Financial guarantees:** the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover.

ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk.

- Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated.

- Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly.

- Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount.

An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated as a credit impaired financial asset.

Macroeconomic scenarios

Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32.

Modification of contractual cash flows

When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset.

If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognizes the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk.

ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as a purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor's financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income.

The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32.

IV.III - Classification and subsequent measurement of financial liabilities

Financial liabilities are subsequently measured at amortized cost, except for:

- **Financial liabilities at fair value through profit or loss:** this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce "accounting mismatches". ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies.

- **Loan commitments and financial guarantees:** see details in Note 2d IV.VIII.

Modification of financial liabilities

A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized.

A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities.

IV.IV - Securities purchased under agreements to resell

ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.

The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method.

The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements if provided for in the agreements or can be sold.

IV.V - Derivatives

All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss.

When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if:

- Their characteristics and economic risks are not closely related to those of the main component.
- The separate instrument meets the definition of a derivative.
- The underlying instrument is not booked at fair value through profit or loss.

These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities.

ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides.

According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item.

At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated.

IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7.

Fair value hedge

The following practices are adopted for these operations:

- The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income.

- The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income.

When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income.

Cash flow hedge

For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are:

- The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge.

- The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income.

Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Income of financial assets and Liabilities at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other comprehensive income are included in the initial cost of the corresponding asset or liability.

When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur.

Hedge of net investments in foreign operations

The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

- The portion of gain or loss on the hedging instrument determined as effective is recognized in Other comprehensive income.

- The ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold.

IV.VI - Loan operations

ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized.

IV.VII - Premium bonds plans

In Brazil, Premium bonds plans are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 17, and therefore they are classified as a financial liability at amortized cost under IFRS 9.

Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

IV.VIII - Loan commitments and financial guarantees

ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Statement of Income under the heading Commissions and Banking Fees.

After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher than the fair value less accumulated amortization, this amount is replaced by a provision for loss.

V - Investments in associates and joint ventures

V.I - Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

V.II - Joint ventures

ITAÚ UNIBANCO HOLDING has joint ventures whereby the parties that have joint control of the arrangement have rights to the net assets.

ITAÚ UNIBANCO HOLDING's share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders' equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING's share of losses in associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures.

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING.

If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

VI - Lease operations (Lessee)

ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a counterparty to the right-of-use assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses.

The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income.

VII - Fixed assets

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period.

ITAÚ UNIBANCO HOLDING reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.

Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses.

VIII - Intangible assets

Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.

ITAÚ UNIBANCO HOLDING semiannually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.

ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition.

The breakdown of Goodwill and Intangible assets is described in Note 14.

IX - Assets held for sale

Assets held for sale are recognized in the balance sheet under the heading Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale.

X - Income tax and social contribution

There are two components of the provision for income tax and social contribution: current and deferred.

The current component is approximately the total of taxes to be paid or recovered during the reporting period.

Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other comprehensive income, post-employment benefits and tax on cash flow hedges and hedges of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments.

Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses.

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2d XIV.

XI - Insurance contracts and private pension

To measure the groups of insurance contracts and private pension, ITAÚ UNIBANCO HOLDING will use the three measurement approaches below, considering the characteristics of the contracts:

- **Standard Model (Building Block Approach - BBA):** insurance contracts without direct participation feature with coverage longer than 1 year or that are onerous. The Insurance portfolio basically includes Life, Health, Credit Life and Housing, the first two of which are onerous. The Private Pension portfolio includes Traditional Plans and Death and Disability Risk Coverage Plans, the former being onerous. Insurance contracts and private pension classified as onerous are not actively sold, and the contractual conditions of the life insurance contracts in force are different and classified as profitable.

- **Variable Fee Approach (VFA):** PGBL and VGBL private pension plans, whose contributions are remunerated at the fair value of the investment fund specially organized in which the funds are invested.

- **Simplified Model (Premium Allocation Approach - PAA):** insurance contracts and reinsurance contracts held, whose coverage periods are equal to or less than one year, comprising mainly: Personal Accidents and Protected Card. As these are short-term contracts, Liability for Remaining Coverage are not discounted at present value. However, the cash flows of Liability for Incurred Claims are discounted at present value and adjusted to reflect non-financial risks, since they have payments that are made one year after a claim occurs.

XII - Post-employment benefits

ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees.

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates.

Pension plans - Defined benefit plans

The liability or asset, as the case may be, recognized in the Balance Sheet with respect to a defined benefit plan, corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually using the projected unit credit method.

Pension plans - Defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counterparty to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders' equity, under Other comprehensive income, in the period when they occur.

Other post-employment obligations

Like defined benefit pension plans, these obligations are assessed annually by actuarial specialists, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders' equity, under Other comprehensive income, in the period in which they occur.

XIII - Share-based payments

Share-based payments are booked for the value of equity instruments granted based on their fair value at the grant date. This cost is recognized during the vesting period of the instruments right.

The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time).

XIV - Provisions, contingent assets and contingent liabilities

These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events.

Contingent assets are not recognized in the Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability.

These contingencies are evaluated based on Management's best estimates, and are classified as:

- **Probable:** in which liabilities are recognized in the balance sheet under Provisions.
- **Possible:** which are disclosed in the Financial Statements, but no provision is recorded.
- **Remote:** which require neither a provision nor disclosure.

The amount of deposits in guarantee is adjusted in accordance with current legislation.

XV - Capital

Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders' equity. The additional costs directly attributable to the issue of new shares are included in Stockholders' equity as a deduction from the proceeds, net of taxes.

XVI - Treasury shares

Common and preferred shares repurchased are recorded in Stockholders' equity under Treasury shares at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under ITAÚ UNIBANCO HOLDING's share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Capital Reserves. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Capital Reserves, at the average price of treasury shares at the cancellation date.

XVII - Dividends and interest on capital

Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors.

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements.

Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS.

Dividends and interest on capital are presented in Note 19.

XVIII - Earnings per share

ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the "treasury stock method", whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING.

Earnings per share are presented in Note 25.

XIX - Segment information

Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Business, (ii) Wholesale Business and (iii) Market + Corporation.

Segment information is presented in Note 30.

XX - Commissions and Banking Fees

Commissions and Banking Fees are recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred.

The main services provided by ITAÚ UNIBANCO HOLDING are:

- **Credit and debit cards:** refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card; and the rental of Rede machines.

- **Current account services:** substantially composed of current account maintenance fees, according to each service package granted to the customer; transfers carried through PIX (Central Bank of Brazil's instant payments system) in corporate packages, withdrawals from demand deposit account and money order.

- **Economic, Financial and Brokerage Advisory:** refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges.

Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided.

- **Funds management:** refers to fees charged for the management and performance of investment funds and consortia administration.

- **Credit operations and financial guarantees provided:** refer mainly to advance depositor fees, asset appraisal service and commission on guarantees provided.

- **Collection services:** refer to collection and charging services.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

Note 3 - Business development

Banco Itaú Chile

Banco Itaú Chile (ITAÚ CHILE) is controlled as of April 1st, 2016, by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders' agreement with Corp Group, which set forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CHILE in accordance with their interests in capital stock, and this group of shareholders had the right to appoint the majority of members of the Board of Directors of ITAÚ CHILE and ITAÚ UNIBANCO HOLDING had the right to appoint the majority of members elected by this block.

At the Extraordinary Stockholders' Meeting of ITAÚ CHILE held on July 13, 2021, the capital increase of ITAÚ CHILE in the total amount of CLP 830 billion was approved, through the issuance of 461,111,111,111 shares, which were fully subscribed, paid in and settled in October and November 2021, after regulatory approvals. ITAÚ UNIBANCO HOLDING subscribed the total of 350,048,242,004 shares for the amount of CLP 630 billion (approximately R$ 4,296), then holding 56.60% of the capital of ITAÚ CHILE.

On March 22, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary CGB II SPA, sold 0.64% (6,266,019,265 shares) of its interest in ITAÚ CHILE for the amount of R$ 64 (CLP 9,912 million), then holding 55.96%.

On July 14, 2022, ITAÚ UNIBANCO HOLDING received, through its affiliates, shares issued by ITAÚ CHILE within the scope of the debt restructuring of companies of the Corp Group, as approved by the court-supervised reorganization proceeding in the United States (Chapter 11). Accordingly, the equity interest increased to 65.62% and the stockholders' agreement of ITAÚ CHILE was fully terminated.

Between June 6 and July 5, 2023, ITAÚ UNIBANCO HOLDING carried out a voluntary public offering for the acquisition of outstanding shares issued by ITAÚ CHILE, including those in the form of American Depositary Shares (ADS), in Chile and the United States of America.

Shareholders holding shares representing approximately 1.07% of ITAÚ CHILE's capital adhered to the voluntary public offering, where 2,122,994 shares and 554,650 ADS (equivalent to 184,883 shares) were acquired through the controlled company ITB Holding Brasil Participações Ltda., and, after the acquisitions, ITAÚ UNIBANCO HOLDING now holds 66.69% of the ITAÚ CHILE's capital.

The effective acquisitions occurred on July 08, 2023, and the financial settlements on July 13, 2023, for the amount of R$ 119 (CLP 19,617 millions).

Itaú Colombia S.A.

ITAÚ UNIBANCO HOLDING, through its subsidiaries ITAÚ CHILE and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36% (93,306,684 shares) in Itaú Colombia S.A.'s capital for the amount of R$ 2,219.

The effective acquisitions and financial settlements occurred on February 22, 2022, after obtaining the regulatory authorizations.

Non-controlling interest in XP Inc.

During 2020 and 2021, ITAÚ UNIBANCO HOLDING carried out the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.) which was subsequently merged into XP INC on October 1, 2021.

On April 29, 2022, as set forth in the original agreement entered into in May 2017 and after approval by BACEN and regulatory bodies abroad, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a minority interest equivalent to 11.36% of XP INC's capital, for the amount of R$ 8,015, and these shares were designated at Fair Value through Other Comprehensive Income.

On June 7 and 9, 2022, shares were sold equivalent to 1.40% of XP INC's capital, for the amount of R$ 867 and their fair value of R$ 901.

In April 2023, XP INC cancelled treasury shares, resulting in an increase in ITAÚ UNIBANCO HOLDING's ownership interest to 10.54% of XP INC's capital. And, on June 26, 2023, shares equivalent to 1.89% of the XP INC's capital were sold for the amount of R$ 1,068 and their fair value of R$ 1,121, then holding 8.65% of interest in XP INC.

After dilution of 0.30% in ITAÚ UNIBANCO HOLDING's interest in XP INC's capital occurred in July 2023, on September 13, 2023, shares equivalent to 0.56% of XP INC's capital were sold for the amount of R$ 375 and their fair value of R$ 387, then holding 7.79% of interest in XP INC.

Acquisition of Ideal Holding Financeira S.A.

On January 13, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Corretora de Valores S.A., entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 50.1% of IDEAL's total voting capital for R$ 700, starting to hold control of the company. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL's capital.

IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.

The management and development of IDEAL's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders' Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services.

The effective acquisitions and financial settlements occured on March 31, 2023, after the required regulatory approvals are received.

Zup I.T. Serviços em Tecnologia e Inovação S.A.

ITAÚ UNIBANCO HOLDING, through its controlled company Redecard Instituição de Pagamento S.A. (REDE), acquired, in the period, an additional ownership interest of 20.57% (2,228,342 shares) in the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP) for the amount of R$ 199. The purchase and sale agreement, entered into on October 31, 2019, sets forth the acquisition of 100% of the ZUP's capital in three phases; the first phase, which granted the control acquisition, was performed in March 2020. After the acquisitions in the period, ITAÚ UNIBANCO HOLDING's final ownership interest in ZUP's total capital is 72.51%. The last phase is scheduled for 2024.

The effective acquisitions and financial settlements occurred on May 31 and June 14, 2023, after the necessary regulatory authorizations were obtained.

Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING with TOTVS S.A. (TOTVS) entered into an agreement for the organization of a joint venture, called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS contributed with assets of its current TECHFIN operation to a company of which ITAÚ UNIBANCO HOLDING became a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING paid TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

The effective acquisition and financial settlement occurred on July 31, 2023, after the required regulatory approvals.

Banco Itaú Argentina S.A.

After obtaining the authorization of the Central Bank of the Argentine Republic on November 2, 2023, ITAÚ UNIBANCO HOLDING, through Itaú Unibanco S.A., consummated the operation for disposing of the totality of their shares held in Banco Itaú Argentina S.A. and its controlled companies to Banco Macro S.A.

On November 3, 2023, ITAÚ UNIBANCO HOLDING received from Banco Macro S.A., for the completion of the transaction, the approximate amount of R$ 250 (US$ 50 millions), thus generating an impact on the result of the third quarter of 2023 of R$ (1,211).

Note 4 - Interbank deposits and securities purchased under agreements to resell

	09/30/2023			12/31/2022		
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell	**269,716**	**23**	**269,739**	**221,726**	**50**	**221,776**
Collateral held	100,811	23	100,834	69,870	50	69,920
Collateral repledge	**134,735**	**-**	**134,735**	**128,542**	**-**	**128,542**
Assets received as collateral with right to sell or repledge	11,905	-	11,905	14,846	-	14,846
Assets received as collateral without right to sell or repledge	122,830	-	122,830	113,696	-	113,696
Collateral sold	34,170	-	34,170	23,314	-	23,314
Interbank deposits	39,015	6,906	45,921	56,672	2,914	59,586
Total	**308,731**	**6,929**	**315,660**	**278,398**	**2,964**	**281,362**

In Securities purchased under agreements to resell, the amounts of R$ 8,783 (R$ 14,576 at 12/31/2022) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 168,905 (R$ 151,856 at 12/31/2022) are pledged in guarantee of repurchase commitment transactions.

In the total portfolio, includes losses in the amounts of R$ (22) (R$ (9) at 12/31/2022).

Note 5 - Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

a) Financial assets at fair value through profit or loss - Securities

	09/30/2023			12/31/2022		
	Cost	Adjustments to Fair Value (in Income)	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value
Investment funds	**25,099**	**(472)**	**24,627**	**33,011**	**(520)**	**32,491**
Brazilian government securities	**300,538**	**(816)**	**299,722**	**230,924**	**(572)**	**230,352**
Government securities – Latin America	**2,899**	**(38)**	**2,861**	**3,484**	**5**	**3,489**
Government securities – Abroad	**2,936**	**4**	**2,940**	**4,523**	**5**	**4,528**
Corporate securities	**128,589**	**(4,101)**	**124,488**	**117,572**	**(4,893)**	**112,679**
Shares	25,755	(962)	24,793	16,931	(1,394)	15,537
Rural product note	1,456	3	1,459	2,484	33	2,517
Bank deposit certificates	195	-	195	360	-	360
Real estate receivables certificates	1,593	(65)	1,528	1,580	(100)	1,480
Debentures	73,807	(2,975)	70,832	66,223	(3,281)	62,942
Eurobonds and other	2,832	(59)	2,773	4,499	(126)	4,373
Financial bills	18,678	-	18,678	19,409	(31)	19,378
Promissory and commercial notes	2,857	(21)	2,836	3,888	12	3,900
Other	1,416	(22)	1,394	2,198	(6)	2,192
Total	**460,061**	**(5,423)**	**454,638**	**389,514**	**(5,975)**	**383,539**

The Securities pledged as Guarantee of Funding of Financial Institutions and Customers and Post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 88,781 (R$ 45,746 at 12/31/2022), b) Government securities - Latin America R$ 519 (R$ 317 at 12/31/2022), c) Government securities - Abroad R$ 475 (R$ 0 at 12/31/2022) and d) Corporate securities R$ 10,183 (R$ 14,199 at 12/31/2022), totaling R$ 99,958 (R$ 60,262 at 12/31/2022).

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities were as follows:

	09/30/2023		12/31/2022	
	Cost	Fair value	Cost	Fair value
Current	**106,452**	**104,999**	**147,563**	**145,722**
Non-stated maturity	40,443	39,009	39,137	37,223
Up to one year	66,009	65,990	108,426	108,499
Non-current	**353,609**	**349,639**	**241,951**	**237,817**
From one to five years	270,663	268,974	170,372	169,113
From five to ten years	49,782	49,063	49,186	47,916
After ten years	33,164	31,602	22,393	20,788
Total	**460,061**	**454,638**	**389,514**	**383,539**

Financial assets at fair value through profit or loss - Securities include assets with a fair value of R$ 241,027 (R$ 216,467 at 12/31/2022) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss - Securities

	09/30/2023		
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian government securities	-	-	-
Total	**-**	**-**	**-**

	12/31/2022		
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian government securities	1,505	55	1,560
Total	**1,505**	**55**	**1,560**

The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows:

	09/30/2023		12/31/2022	
	Cost	Fair Value	Cost	Fair Value
Current	**-**	**-**	**1,505**	**1,560**
Up to one year	-	-	1,505	1,560
Total	**-**	**-**	**1,505**	**1,560**

Note 6 - Derivatives

ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures - Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards - Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.

Swaps - Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.

Credit Derivatives - Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permit one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 22,787 (R$ 13,504 at 12/31/2022) and was basically composed of government securities.

Further information on parameters used to manage risks, may be found in Note 32 – Risk and Capital Management.

a) Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	09/30/2023							
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets								
Swaps – adjustment receivable	42,938	62.7%	548	954	5,013	2,712	8,225	25,486
Option agreements	12,594	18.4%	3,378	6,758	933	583	664	278
Forwards	4,054	5.9%	3,828	51	146	12	-	17
Credit derivatives	319	0.5%	1	2	9	7	28	272
NDF - Non Deliverable Forward	8,078	11.8%	1,357	1,592	3,023	1,006	770	330
Other Derivative Financial Instruments	498	0.7%	266	2	2	5	12	211
Total	**68,481**	**100.0%**	**9,378**	**9,359**	**9,126**	**4,325**	**9,699**	**26,594**
% per maturity date			13.7%	13.7%	13.3%	6.3%	14.2%	38.8%

	09/30/2023							
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities								
Swaps – adjustment payable	(39,658)	63.8%	(578)	(1,436)	(3,827)	(2,472)	(6,623)	(24,722)
Option agreements	(12,687)	20.4%	(412)	(9,668)	(753)	(759)	(615)	(480)
Forwards	(3,315)	5.3%	(3,299)	-	-	-	-	(16)
Credit derivatives	(320)	0.5%	(1)	-	(3)	(1)	(12)	(303)
NDF - Non Deliverable Forward	(5,956)	9.6%	(1,254)	(1,503)	(1,347)	(1,063)	(562)	(227)
Other Derivative Financial Instruments	(224)	0.4%	(3)	(4)	(8)	(4)	(69)	(136)
Total	**(62,160)**	**100.0%**	**(5,547)**	**(12,611)**	**(5,938)**	**(4,299)**	**(7,881)**	**(25,884)**
% per maturity date			8.9%	20.3%	9.6%	6.9%	12.7%	41.6%

	12/31/2022							
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets								
Swaps – adjustment receivable	46,902	59.9%	4,866	1,022	1,635	2,842	8,261	28,276
Option agreements	23,671	30.3%	15,610	923	1,443	4,283	802	610
Forwards	601	0.8%	460	74	58	3	-	6
Credit derivatives	492	0.6%	3	-	10	9	9	461
NDF - Non Deliverable Forward	6,140	7.9%	1,632	1,095	926	1,220	995	272
Other Derivative Financial Instruments	402	0.5%	1	28	1	5	26	341
Total	**78,208**	**100.0%**	**22,572**	**3,142**	**4,073**	**8,362**	**10,093**	**29,966**
% per maturity date			28.9%	4.0%	5.2%	10.7%	12.9%	38.3%

	12/31/2022							
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities								
Swaps – adjustment payable	(39,068)	50.8%	(2,835)	(881)	(1,241)	(2,992)	(7,344)	(23,775)
Option agreements	(29,882)	38.9%	(3,221)	(2,973)	(9,214)	(12,900)	(901)	(673)
Forwards	(65)	0.1%	(55)	(5)	-	(5)	-	-
Credit derivatives	(604)	0.8%	-	-	(2)	(1)	(7)	(594)
NDF - Non Deliverable Forward	(6,626)	8.6%	(1,672)	(1,722)	(863)	(1,213)	(707)	(449)
Other Derivative Financial Instruments	(616)	0.8%	(219)	(37)	(12)	(53)	(97)	(198)
Total	**(76,861)**	**100.0%**	**(8,002)**	**(5,618)**	**(11,332)**	**(17,164)**	**(9,056)**	**(25,689)**
% per maturity date			10.4%	7.3%	14.7%	22.3%	11.8%	33.5%

The portfolio comprises R$ (424) (R$ 24 at 12/31/2022) pegged to Libor.

b) Derivatives by index and Risk Factor

	Off-balance sheet / notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
		09/30/2023		
Future contracts	**865,620**	**-**	**-**	**-**
Purchase commitments	**266,378**	**-**	**-**	**-**
Shares	3,956	-	-	-
Commodities	623	-	-	-
Interest	244,299	-	-	-
Foreign currency	17,500	-	-	-
Commitments to sell	**599,242**	**-**	**-**	**-**
Shares	3,465	-	-	-
Commodities	6,110	-	-	-
Interest	560,216	-	-	-
Foreign currency	29,451	-	-	-
Swap contracts		**246**	**3,034**	**3,280**
Asset position	**2,069,228**	**20,075**	**22,863**	**42,938**
Shares	191	1	2	3
Commodities	666	1	3	4
Interest	1,894,233	17,648	18,282	35,930
Foreign currency	174,138	2,425	4,576	7,001
Liability position	**2,069,228**	**(19,829)**	**(19,829)**	**(39,658)**
Shares	3,174	(347)	248	(99)
Commodities	2,005	(74)	60	(14)
Interest	1,864,262	(18,064)	(14,883)	(32,947)
Foreign currency	199,787	(1,344)	(5,254)	(6,598)
Option contracts	**1,983,866**	**584**	**(677)**	**(93)**
Purchase commitments – long position	**291,036**	**5,911**	**(1,465)**	**4,446**
Shares	93,232	4,562	(828)	3,734
Commodities	2,406	256	(15)	241
Interest	157,363	240	(103)	137
Foreign currency	38,035	853	(519)	334
Commitments to sell – long position	**695,697**	**10,365**	**(2,217)**	**8,148**
Shares	94,463	9,160	(2,195)	6,965
Commodities	1,215	34	(3)	31
Interest	575,599	340	83	423
Foreign currency	24,420	831	(102)	729
Purchase commitments – short position	**280,761**	**(4,371)**	**(4)**	**(4,375)**
Shares	89,215	(3,217)	(476)	(3,693)
Commodities	1,419	(54)	2	(52)
Interest	153,703	(221)	113	(108)
Foreign currency	36,424	(879)	357	(522)
Commitments to sell – short position	**716,372**	**(11,321)**	**3,009**	**(8,312)**
Shares	95,446	(9,987)	3,290	(6,697)
Commodities	2,325	(90)	(3)	(93)
Interest	588,627	(328)	(76)	(404)
Foreign currency	29,974	(916)	(202)	(1,118)
Forward operations	**7,027**	**735**	**4**	**739**
Purchases receivable	**1,522**	**2,255**	**(1)**	**2,254**
Shares	37	37	(1)	36
Interest	1,485	2,188	-	2,188
Foreign currency	-	30	-	30
Purchases payable obligations	**30**	**(1,532)**	**-**	**(1,532)**
Commodities	-	(17)	-	(17)
Interest	-	(1,485)	-	(1,485)
Foreign currency	30	(30)	-	(30)
Sales receivable	**3,102**	**1,794**	**6**	**1,800**
Shares	184	179	-	179
Commodities	17	17	1	18
Interest	1	1,568	-	1,568
Foreign currency	2,900	30	5	35
Sales deliverable obligations	**2,373**	**(1,782)**	**(1)**	**(1,783)**
Interest	1,568	(1,752)	(1)	(1,753)
Foreign currency	805	(30)	-	(30)
Credit derivatives	**49,324**	**(51)**	**50**	**(1)**
Asset position	**28,021**	**428**	**(109)**	**319**
Shares	3,611	91	38	129
Commodities	13	-	-	-
Interest	24,397	337	(147)	190
Liability position	**21,303**	**(479)**	**159**	**(320)**
Shares	1,970	(42)	(34)	(76)
Commodities	4	-	-	-
Interest	19,329	(437)	193	(244)
NDF - Non Deliverable Forward	**373,273**	**1,895**	**227**	**2,122**
Asset position	**195,891**	**7,468**	**610**	**8,078**
Commodities	3,740	539	(81)	458
Foreign currency	192,151	6,929	691	7,620
Liability position	**177,382**	**(5,573)**	**(383)**	**(5,956)**
Commodities	1,832	(109)	(30)	(139)
Foreign currency	175,550	(5,464)	(353)	(5,817)
Other derivative financial instruments	**8,572**	**128**	**146**	**274**
Asset position	**6,851**	**203**	**295**	**498**
Shares	1,374	-	45	45
Commodities	103	-	1	1
Interest	5,295	204	(19)	185
Foreign currency	79	(1)	268	267
Liability position	**1,721**	**(75)**	**(149)**	**(224)**
Shares	811	-	(9)	(9)
Commodities	78	-	(1)	(1)
Interest	205	(74)	(16)	(90)
Foreign currency	627	(1)	(123)	(124)
	Asset	**48,499**	**19,982**	**68,481**
	Liability	**(44,962)**	**(17,198)**	**(62,160)**
	Total	**3,537**	**2,784**	**6,321**

Derivative contracts mature as follows (in days):

Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	09/30/2023
Future contracts	139,416	408,629	122,739	194,836	865,620
Swap contracts	44,645	633,485	240,412	1,150,686	2,069,228
Option contracts	455,640	1,368,106	124,900	35,220	1,983,866
Forwards (onshore)	3,774	1,001	2,235	17	7,027
Credit derivatives	-	17,127	832	31,365	49,324
NDF - Non Deliverable Forward	116,020	170,727	48,934	37,592	373,273
Other derivative financial instruments	587	630	943	6,412	8,572

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
		12/31/2022		
Future contracts	**1,020,605**	**-**	**-**	**-**
Purchase commitments	**418,886**	**-**	**-**	**-**
Shares	3,395	-	-	-
Commodities	503	-	-	-
Interest	385,229	-	-	-
Foreign currency	29,759	-	-	-
Commitments to sell	**601,719**	**-**	**-**	**-**
Shares	11,702	-	-	-
Commodities	3,896	-	-	-
Interest	557,806	-	-	-
Foreign currency	28,315	-	-	-
Swap contracts		**2,948**	**4,886**	**7,834**
Asset position	**1,571,025**	**22,396**	**24,506**	**46,902**
Commodities	222	1	1	2
Interest	1,509,045	20,913	23,502	44,415
Foreign currency	61,758	1,482	1,003	2,485
Liability position	**1,571,025**	**(19,448)**	**(19,620)**	**(39,068)**
Shares	1,604	(180)	59	(121)
Commodities	609	(5)	1	(4)
Interest	1,491,476	(18,130)	(18,487)	(36,617)
Foreign currency	77,336	(1,133)	(1,193)	(2,326)
Option contracts	**1,352,201**	**(5,960)**	**(251)**	**(6,211)**
Purchase commitments – long position	**267,199**	**3,071**	**(665)**	**2,406**
Shares	131,529	1,786	(131)	1,655
Commodities	2,347	43	(7)	36
Interest	93,795	156	4	160
Foreign currency	39,528	1,086	(531)	555
Commitments to sell – long position	**419,044**	**20,238**	**1,027**	**21,265**
Shares	138,899	19,592	1,094	20,686
Commodities	904	18	(6)	12
Interest	256,483	51	6	57
Foreign currency	22,758	577	(67)	510
Purchase commitments – short position	**223,496**	**(7,997)**	**444**	**(7,553)**
Shares	131,361	(4,448)	155	(4,293)
Commodities	2,000	(15)	5	(10)
Interest	64,256	(181)	(5)	(186)
Foreign currency	25,879	(3,353)	289	(3,064)
Commitments to sell – short position	**442,462**	**(21,272)**	**(1,057)**	**(22,329)**
Shares	137,322	(17,467)	(1,087)	(18,554)
Commodities	963	(32)	10	(22)
Interest	270,585	(66)	(13)	(79)
Foreign currency	33,592	(3,707)	33	(3,674)
Forward operations	**4,755**	**549**	**(13)**	**536**
Purchases receivable	**187**	**452**	**(4)**	**448**
Shares	157	157	(5)	152
Interest	30	295	1	296
Purchases payable obligations	**-**	**(30)**	**-**	**(30)**
Interest	-	(30)	-	(30)
Sales receivable	**3,901**	**153**	**-**	**153**
Shares	126	124	-	124
Commodities	6	6	-	6
Interest	-	23	-	23
Foreign currency	3,769	-	-	-
Sales deliverable obligations	**667**	**(26)**	**(9)**	**(35)**
Interest	23	(26)	1	(25)
Foreign currency	644	-	(10)	(10)
Credit derivatives	**43,808**	**(101)**	**(11)**	**(112)**
Asset position	**28,724**	**542**	**(50)**	**492**
Shares	2,192	71	15	86
Interest	26,532	471	(65)	406
Liability position	**15,084**	**(643)**	**39**	**(604)**
Shares	2,846	(58)	(58)	(116)
Interest	12,238	(585)	97	(488)
NDF - Non Deliverable Forward	**326,100**	**(936)**	**450**	**(486)**
Asset position	**162,554**	**5,808**	**332**	**6,140**
Shares	2,943	343	(2)	341
Foreign currency	159,611	5,465	334	5,799
Liability position	**163,546**	**(6,744)**	**118**	**(6,626)**
Commodities	867	(81)	(4)	(85)
Foreign currency	162,679	(6,663)	122	(6,541)
Other derivative financial instruments	**8,170**	**44**	**(258)**	**(214)**
Asset position	**7,261**	**255**	**147**	**402**
Shares	1,096	-	61	61
Commodities	72	-	1	1
Interest	6,093	255	85	340
Liability position	**909**	**(211)**	**(405)**	**(616)**
Shares	467	(1)	(4)	(5)
Commodities	47	(6)	(1)	(7)
Interest	301	(201)	(15)	(216)
Foreign currency	94	(3)	(385)	(388)
	Asset	**52,915**	**25,293**	**78,208**
	Liability	**(56,371)**	**(20,490)**	**(76,861)**
	Total	**(3,456)**	**4,803**	**1,347**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2022
Future contracts	227,878	423,571	216,999	152,157	1,020,605
Swap contracts	267,484	151,436	176,320	975,785	1,571,025
Option contracts	456,100	462,790	374,678	58,633	1,352,201
Forwards	1,406	2,637	706	6	4,755
Credit derivatives	3,912	9,578	5,144	25,174	43,808
NDF - Non Deliverable Forward	116,901	111,325	55,411	42,463	326,100
Other derivative financial instruments	131	637	1,012	6,390	8,170

The Off-balance sheet / notional amount comprises R$ 123,034 (R$ 247,631 at 12/31/2022) pegged to Libor.

c) Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	09/30/2023						
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**865,613**	**1,368,667**	**1,887,775**	**3,898**	**23,208**	**106,205**	**-**
Over-the-counter market	**7**	**700,561**	**96,091**	**3,129**	**26,116**	**267,068**	**8,572**
Financial institutions	-	560,730	59,133	3,053	26,116	125,964	5,065
Companies	7	123,946	35,095	76	-	138,460	3,506
Individuals	-	15,885	1,863	-	-	2,644	1
Total	**865,620**	**2,069,228**	**1,983,866**	**7,027**	**49,324**	**373,273**	**8,572**

	12/31/2022						
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**1,020,604**	**991,559**	**1,255,056**	**4,696**	**17,806**	**70,562**	**-**
Over-the-counter market	**1**	**579,466**	**97,145**	**59**	**26,002**	**255,538**	**8,170**
Financial institutions	-	465,917	52,177	53	26,002	117,077	5,938
Companies	1	105,076	43,949	6	-	137,091	2,227
Individuals	-	8,473	1,019	-	-	1,370	5
Total	**1,020,605**	**1,571,025**	**1,352,201**	**4,755**	**43,808**	**326,100**	**8,170**

d) Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, to manage and mitigate its portfolios' risk.

CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.

TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor's and Fitch Ratings.

	09/30/2023				
	Maximum potential of future payments, gross	**Up to 1 year**	**From 1 to 3 years**	**From 3 to 5 years**	**Over 5 years**
By instrument					
CDS	20,881	1,450	6,646	10,870	1,915
TRS	16,474	16,474	-	-	-
Total by instrument	**37,355**	**17,924**	**6,646**	**10,870**	**1,915**
By risk rating					
Investment grade	2,862	71	1,271	1,440	80
Below investment grade	34,493	17,853	5,375	9,430	1,835
Total by risk	**37,355**	**17,924**	**6,646**	**10,870**	**1,915**
By reference entity					
Brazilian government	31,599	17,273	4,472	8,031	1,823
Governments – abroad	197	6	69	122	-
Private entities	5,559	645	2,105	2,717	92
Total by entity	**37,355**	**17,924**	**6,646**	**10,870**	**1,915**

	12/31/2022				
	Maximum potential of future payments, gross	**Up to 1 year**	**From 1 to 3 years**	**From 3 to 5 years**	**Over 5 years**
By instrument					
CDS	18,156	2,534	6,368	9,176	78
TRS	16,000	16,000	-	-	-
Total by instrument	**34,156**	**18,534**	**6,368**	**9,176**	**78**
By risk rating					
Investment grade	1,944	218	850	876	-
Below investment grade	32,212	18,316	5,518	8,300	78
Total by risk	**34,156**	**18,534**	**6,368**	**9,176**	**78**
By reference entity					
Brazilian government	28,988	17,195	4,543	7,172	78
Governments – abroad	280	91	73	116	-
Private entities	4,888	1,248	1,752	1,888	-
Total by entity	**34,156**	**18,534**	**6,368**	**9,176**	**78**

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.

	09/30/2023		
	Notional amount of credit protection sold	**Notional amount of credit protection purchased with identical underlying amount**	**Net position**
CDS	(20,881)	11,969	(8,912)
TRS	(16,474)	-	(16,474)
Total	**(37,355)**	**11,969**	**(25,386)**

	12/31/2022		
	Notional amount of credit protection sold	**Notional amount of credit protection purchased with identical underlying amount**	**Net position**
CDS	(18,156)	9,652	(8,504)
TRS	(16,000)	-	(16,000)
Total	**(34,156)**	**9,652**	**(24,504)**

e) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	09/30/2023					
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	269,739	-	269,739	(707)	-	269,032
Derivative financial instruments	68,481	-	68,481	(18,619)	(358)	49,504

	12/31/2022					
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	221,776	-	221,776	(3,930)	-	217,846
Derivative financial instruments	78,208	-	78,208	(17,507)	(1,005)	59,696

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	09/30/2023					
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	357,682	-	357,682	(18,479)	-	339,203
Derivative financial instruments	62,160	-	62,160	(18,619)	-	43,541

	12/31/2022					
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	293,440	-	293,440	(40,156)	-	253,284
Derivative financial instruments	76,861	-	76,861	(17,507)	-	59,354

1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.
2) Limited to amounts subject to enforceable master offset agreements and other such agreements.
3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivative financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Note 7 - Hedge accounting

There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations.

In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are:

- Interest Rate: Risk of loss in transactions subject to interest rate variations.
- Currency: Risk of loss in transactions subject to foreign exchange variation.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

The other risk factors hedged by the institution are shown in Note 32.

To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently Futures Contracts, NDF (Non Deliverable Forwards), Forwards, Swaps and Financial Assets are used.

ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors.

The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty's credit risk and possible mismatches of terms between the hedging instrument and the hedged item.

a) Cash flow hedge

The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows:

Interest rate risks:

- Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts.
- Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts.
- Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts.
- Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts.
- Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts.
- Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts.

- Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates.

*UF – Chilean unit of account / TPM – Monetary policy rate

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

Strategies	Heading	09/30/2023					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	124,128	(434)	(312)	124,562	(434)
Hedge of assets transactions	Loans and lease operations and Securities	7,270	-	(79)	(79)	7,193	(79)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	38,557	-	532	50	38,805	532
Hedge of loan operations	Loans and lease operations	12,285	-	9	28	12,276	9
Hedge of funding	Deposits	-	3,188	28	(27)	3,216	28
Hedge of assets denominated in UF	Securities	14,647	-	7	10	14,761	7
Foreign exchange risk							
Hedge of highly probable forecast transactions		-	165	(6)	158	159	(6)
Hedge of funding	Deposits	-	2,905	2	2	2,907	2
Hedge of assets transactions	Loans and lease operations and Securities	-	-	-	-	-	-
Total		**72,759**	**130,386**	**59**	**(170)**	**203,879**	**59**

Strategies	Heading	12/31/2022					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	149,300	1,169	1,169	149,210	1,222
Hedge of assets transactions	Loans and lease operations and Securities	6,894	-	(367)	(367)	6,528	(367)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	52,916	-	(1,508)	(1,508)	50,848	(1,508)
Hedge of loan operations	Loans and lease operations	3,283	-	(6)	(6)	3,288	(6)
Hedge of funding	Deposits	-	4,692	91	91	4,783	91
Hedge of assets denominated in UF	Securities	7,871	-	16	16	7,853	16
Foreign exchange risk							
Hedge of highly probable forecast transactions		-	343	4	191	343	4
Hedge of funding	Deposits	-	2,549	(6)	(6)	2,543	(6)
Total		**70,964**	**156,884**	**(607)**	**(420)**	**225,396**	**(554)**

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ (229) (R$ 187 at 12/31/2022).

Hedge Instruments	09/30/2023						
	Notional amount	Book Value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	170,560	129	104	19	19	-	(94)
Forward	14,639	101	-	7	7	-	-
Swaps	15,614	77	106	37	37	-	7
Foreign exchange risk							
Futures	23	-	-	(1)	(1)	-	(8)
Forward	2,918	-	329	(4)	(4)	-	-
Swaps	125	-	1	1	1	-	-
Total	**203,879**	**307**	**540**	**59**	**59**	**-**	**(95)**

Hedge Instruments	12/31/2022						
	Notional amount	Book Value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	206,586	31	27	(653)	(706)	53	-
Forward	7,853	-	646	16	16	-	1
Swaps	8,071	201	11	85	85	-	-
Foreign exchange risk							
Futures	249	2	-	-	-	-	378
Forward	2,278	136	1	(1)	(1)	-	-
Swaps	359	54	-	(1)	(1)	-	-
Total	**225,396**	**424**	**685**	**(554)**	**(607)**	**53**	**379**

1) Amounts recorded under heading Derivatives.

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office.

The risk hedged in this type of strategy is the currency risk.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge.

Strategies	09/30/2023					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	17,399	-	(14,421)	(14,421)	18,464	(14,598)
Total	**17,399**	**-**	**(14,421)**	**(14,421)**	**18,464**	**(14,598)**

Strategies	12/31/2022					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	8,983	-	(14,836)	(14,836)	9,933	(14,996)
Total	**8,983**	**-**	**(14,836)**	**(14,836)**	**9,933**	**(14,996)**

1) Hedge instruments consider the gross tax position.
2) Amounts recorded under heading Derivatives.

The remaining balance in the reserve of foreign currency conversion, for which the accounting hedge is no longer applied, is R$ (23) (R$ (3,116) at 12/31/2022), with no effect on the result due to the maintenance of investments abroad.

Hedge instruments	09/30/2023						
	Notional amount	Book Value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	2,126	8	-	(5,692)	(5,650)	(42)	-
Future / NDF - Non Deliverable Forward	11,486	251	109	(4,686)	(4,517)	(169)	-
Future / Financial Assets	4,852	6,459	327	(4,220)	(4,254)	34	-
Total	**18,464**	**6,718**	**436**	**(14,598)**	**(14,421)**	**(177)**	**-**

Hedge instruments	12/31/2022						
	Notional amount	Book Value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	1,673	-	-	(5,751)	(5,710)	(41)	-
Future / NDF - Non Deliverable Forward	5,186	176	126	(2,521)	(2,411)	(110)	-
Future / Financial Assets	3,074	4,380	1,839	(6,724)	(6,715)	(9)	-
Total	**9,933**	**4,556**	**1,965**	**(14,996)**	**(14,836)**	**(160)**	**-**

1) Amounts recorded under heading Derivatives.

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

Interest rate risk and Foreign exchange risk:

- To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates and future foreign exchange rates involved, by contracting swaps and futures.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

- The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument.

- The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate and foreign exchange rate.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	09/30/2023						
	Hedge Item					Hedge Instruments	
	Book Value [1]		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	10,674	-	10,459	-	(215)	10,674	217
Hedge of funding	-	12,463	-	11,920	543	12,463	(549)
Hedge of securities	13,014	-	12,783	-	(231)	12,873	231
Foreign exchange risk							
Hedge of firm commitments	-	401	-	412	(11)	400	11
Total	**23,688**	**12,864**	**23,242**	**12,332**	**86**	**36,410**	**(90)**

Strategies	12/31/2022						
	Hedge Item					Hedge Instruments	
	Book Value [1]		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	16,031	-	15,582	-	(449)	16,031	448
Hedge of funding	-	14,603	-	13,905	698	14,603	(703)
Hedge of securities	7,363	-	7,134	-	(229)	7,317	225
Total	**23,394**	**14,603**	**22,716**	**13,905**	**20**	**37,951**	**(30)**

1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.

The Hedge instruments includes R$ 4,096 (R$ 4,349 at 12/31/2022), related to instruments exposed by the change in reference interest rates - IBORs.

The remaining accumulated amount of fair value hedge adjustments for items that are no longer hedged is R$ 51 (R$ 0 at 12/31/2022), with effect on the result of R$ 36 (R$ 0 at 12/31/2022).

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Hedge Instruments	Notional amount	Book value [1]		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
	09/30/2023				
		Assets	Liabilities		
Interest rate risk					
Swaps	31,062	891	951	(128)	(4)
Futures	4,948	27	-	27	-
Foreign exchange risk					
Futures	400	-	-	11	-
Total	**36,410**	**918**	**951**	**(90)**	**(4)**

Hedge Instruments	Notional amount	Book value [1]		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
	12/31/2022				
		Assets	Liabilities		
Interest rate risk					
Swaps	35,091	1,002	929	(49)	(10)
Futures	2,860	4	-	19	-
Total	**37,951**	**1,006**	**929**	**(30)**	**(10)**

1) Amounts recorded under heading Derivatives.

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	09/30/2023			12/31/2022		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	124,562	(104)	124,128	149,210	(27)	149,300
Hedge of highly probable forecast transactions	159	(3)	165	343	1	343
Hedge of net investment in foreign operations	18,464	6,282	17,399	9,933	2,591	8,983
Hedge of loan operations (Fair value)	10,674	624	10,674	16,031	820	16,031
Hedge of loan operations (Cash flow)	12,276	(106)	12,285	3,288	(11)	3,283
Hedge of funding (Fair value)	12,463	(796)	12,463	14,603	(762)	14,603
Hedge of funding (Cash flow)	6,123	(251)	6,093	7,326	391	7,241
Hedge of assets transactions	7,193	-	7,270	6,528	1	6,894
Hedge of asset-backed securities under repurchase agreements	38,805	129	38,557	50,848	30	52,916
Hedge of assets denominated in UF	14,761	102	14,647	7,853	(646)	7,871
Hedge of securities	12,873	139	13,014	7,317	19	7,363
Hedge of firm commitments	400	-	401	-	-	-
Total		**6,016**			**2,407**	

The table below shows the breakdown by maturity of the hedging strategies:

	09/30/2023							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	97,757	13,466	4,206	7,039	895	1,199	-	124,562
Hedge of highly probable forecast transactions	159	-	-	-	-	-	-	159
Hedge of net investment in foreign operations [1]	18,464	-	-	-	-	-	-	18,464
Hedge of loan operations (Fair value)	1,957	1,315	2,304	1,152	2,860	1,086	-	10,674
Hedge of loan operations (Cash flow)	5,968	2,702	924	-	2,682	-	-	12,276
Hedge of funding (Fair value)	3,329	1,429	1,478	489	485	4,948	305	12,463
Hedge of funding (Cash flow)	3,610	1,206	-	358	579	370	-	6,123
Hedge of assets transactions	7,193	-	-	-	-	-	-	7,193
Hedge of asset-backed securities under repurchase agreements	-	20,098	9,471	9,236	-	-	-	38,805
Hedge of assets denominated in UF	14,761	-	-	-	-	-	-	14,761
Hedge of securities	5,115	1,819	474	218	2,231	2,350	666	12,873
Hedge of firm commitments (Fair value)	400	-	-	-	-	-	-	400
Total	**158,713**	**42,035**	**18,857**	**18,492**	**9,732**	**9,953**	**971**	**258,753**

	12/31/2022							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	108,499	26,120	9,110	-	4,726	755	-	149,210
Hedge of highly probable forecast transactions	343	-	-	-	-	-	-	343
Hedge of net investment in foreign operations [1]	9,933	-	-	-	-	-	-	9,933
Hedge of loan operations (Fair value)	2,351	3,395	1,244	2,539	2,749	3,753	-	16,031
Hedge of loan operations (Cash flow)	-	1,577	1,161	-	550	-	-	3,288
Hedge of funding (Fair value)	1,673	885	1,288	3,091	579	4,981	2,106	14,603
Hedge of funding (Cash flow)	5,776	578	-	675	-	297	-	7,326
Hedge of assets transactions	-	6,528	-	-	-	-	-	6,528
Hedge of asset-backed securities under repurchase agreements	16,696	9,705	22,740	1,085	622	-	-	50,848
Hedge of assets denominated in UF	7,853	-	-	-	-	-	-	7,853
Hedge of securities	3,215	660	1,547	180	346	673	696	7,317
Total	**156,339**	**49,448**	**37,090**	**7,570**	**9,572**	**10,459**	**2,802**	**273,280**

1) Classified as current, since instruments are frequently renewed.

Note 8 - Financial assets at fair value through other comprehensive income - Securities

The fair value and corresponding gross carrying amount of Financial Assets at Fair Value through Other Comprehensive Income - Securities assets are as follows:

	09/30/2023				12/31/2022			
	Gross carrying amount	Fair value adjustments (in stockholders'	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders'	Expected loss	Fair value
Brazilian government securities	**94,445**	**(2,422)**	**-**	**92,023**	**79,844**	**(3,165)**	**-**	**76,679**
Other government securities	**36**	**-**	**(36)**	**-**	**36**	**-**	**(36)**	**-**
Government securities – Latin America	**27,780**	**(135)**	**(1)**	**27,644**	**27,937**	**(426)**	**(1)**	**27,510**
Government securities – Abroad	**9,499**	**(160)**	**-**	**9,339**	**10,460**	**(60)**	**-**	**10,400**
Corporate securities	**13,082**	**(1,549)**	**(117)**	**11,416**	**16,027**	**(3,791)**	**(77)**	**12,159**
Shares	6,963	(1,446)	-	5,517	8,571	(3,686)	-	4,885
Rural product note	-	-	-	-	373	18	(1)	390
Bank deposit certificates	133	1	(8)	126	714	-	-	714
Real estate receivables certificates	197	(2)	-	195	-	-	-	-
Debentures	1,795	(13)	(80)	1,702	1,231	(3)	(45)	1,183
Eurobonds and other	3,734	(98)	(25)	3,611	4,418	(112)	(27)	4,279
Financial bills	-	-	-	-	13	-	-	13
Other	260	9	(4)	265	707	(8)	(4)	695
Total	**144,842**	**(4,266)**	**(154)**	**140,422**	**134,304**	**(7,442)**	**(114)**	**126,748**

The Securities pledged in guarantee of funding transactions of financial institutions and customers and Post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 47,412 (R$ 50,918 at 12/31/2022), b) Government securities - Latin America R$ 4,234 (R$ 6,662 at 12/31/2022) and c) Corporate securities R$ 637 (R$ 720 at 12/31/2022), totaling R$ 52,283 (R$ 58,300 at 12/31/2022).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	09/30/2023		12/31/2022	
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	**57,217**	**55,693**	**59,304**	**55,517**
Non-stated maturity	6,963	5,517	8,571	4,885
Up to one year	50,254	50,176	50,733	50,632
Non-current	**87,625**	**84,729**	**75,000**	**71,231**
From one to five years	61,260	60,013	49,068	47,705
From five to ten years	14,890	14,448	17,458	16,340
After ten years	11,475	10,268	8,474	7,186
Total	**144,842**	**140,422**	**134,304**	**126,748**

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:

	09/30/2023				12/31/2022			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value
Current								
Non-stated maturity								
Shares	6,963	(1,446)	-	5,517	8,571	(3,686)	-	4,885
Total	**6,963**	**(1,446)**	**-**	**5,517**	**8,571**	**(3,686)**	**-**	**4,885**

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

In the period, there was receipt of dividends in the amount of R$ 124 (R$ 0 from 01/01 to 09/30/2022) and there were reclassifications of R$ (78.1) (R$ (48.3) at 12/31/2022) in Stockholders' equity, due to partial sales of XP INC shares (Note 3).

Reconciliation of expected loss for Other financial assets, segregated by stages:

Stage 1	Expected loss 12/31/2022	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 09/30/2023
Financial assets at fair value through other comprehensive income	**(114)**	**(19)**	**(4)**	**10**	**3**	**8**	**-**	**-**	**(116)**
Brazilian government securities	**(36)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - Latin America	**(1)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(1)**
Corporate securities	**(77)**	**(19)**	**(4)**	**10**	**3**	**8**	**-**	**-**	**(79)**
Rural product note	(1)	-	-	1	-	-	-	-	-
Bank deposit certificate	-	(12)	-	4	-	8	-	-	-
Debentures	(45)	(9)	(2)	2	-	-	-	-	(54)
Eurobonds and other	(27)	2	(2)	3	3	-	-	-	(21)
Other	(4)	-	-	-	-	-	-	-	(4)

Stage 2	Expected loss 12/31/2022	Gains / (Losses)	Purchases	Settlements	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Expected loss 09/30/2023
Financial assets at fair value through other comprehensive income	**-**	**(26)**	**(1)**	**-**	**-**	**26**	**(3)**	**-**	**(4)**
Corporate securities	**-**	**(26)**	**(1)**	**-**	**-**	**26**	**(3)**	**-**	**(4)**
Debentures	-	(26)	-	-	-	26	-	-	-
Eurobonds and other	-	-	(1)	-	-	-	(3)	-	(4)

Stage 3	Expected loss 12/31/2022	Gains / (Losses)	Purchases	Settlements	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Expected loss 09/30/2023
Financial assets at fair value through other comprehensive income	**-**	**-**	**-**	**-**	**-**	**-**	**(8)**	**(26)**	**(34)**
Corporate securities	**-**	**-**	**-**	**-**	**-**	**-**	**(8)**	**(26)**	**(34)**
Bank deposit certificate	-	-	-	-	-	-	(8)	-	(8)
Debentures	-	-	-	-	-	-	-	(26)	(26)

Stage 1	Expected loss 12/31/2021	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 12/31/2022
Financial assets at fair value through other comprehensive income	**(84)**	**(14)**	**(16)**	**-**	**-**	**-**	**-**	**-**	**(114)**
Brazilian government securities	**(36)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - Latin America	**-**	**-**	**(1)**	**-**	**-**	**-**	**-**	**-**	**(1)**
Corporate securities	**(48)**	**(14)**	**(15)**	**-**	**-**	**-**	**-**	**-**	**(77)**
Rural product note	-	(1)	-	-	-	-	-	-	(1)
Debentures	(44)	(1)	-	-	-	-	-	-	(45)
Eurobonds and other	(1)	(13)	(13)	-	-	-	-	-	(27)
Other	(3)	1	(2)	-	-	-	-	-	(4)

Note 9 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities are as follows:

	09/30/2023			12/31/2022		
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities	**90,185**	**(25)**	**90,160**	**85,521**	**(30)**	**85,491**
Government securities – Latin America	**21,221**	**(5)**	**21,216**	**18,954**	**(7)**	**18,947**
Government securities – Abroad	**23,769**	**(3)**	**23,766**	**20,289**	**(4)**	**20,285**
Corporate securities	**118,340**	**(1,909)**	**116,431**	**88,262**	**(1,997)**	**86,265**
Rural product note	40,763	(156)	40,607	26,129	(140)	25,989
Bank deposit certificates	9	-	9	98	-	98
Real estate receivables certificates	6,085	(8)	6,077	5,738	(4)	5,734
Debentures	57,723	(1,535)	56,188	47,785	(1,835)	45,950
Eurobonds and other	478	-	478	118	-	118
Financial bills	1,500	-	1,500	113	-	113
Promissory and commercial notes	10,558	(199)	10,359	7,363	(13)	7,350
Other	1,224	(11)	1,213	918	(5)	913
Total	**253,515**	**(1,942)**	**251,573**	**213,026**	**(2,038)**	**210,988**

The Securities pledged as collateral of funding transactions of financial institutions and customers and Post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 8,308 (R$ 23,639 at 12/31/2022), b) Government securities - Latin America R$ 760 (R$ 0 at 12/31/2022) and c) Corporate securities R$ 17,462 (R$ 12,718 at 12/31/2022), totaling R$ 26,530 (R$ 36,357 at 12/31/2022).

On 01/01/2023, a new business model was used, classified as Amortized Cost, for capital management of a company in Colombia (Itaú Colombia S.A.), in which Government Securities from Latin America in the amount of R$ 1,026 were to be classified, previously classified in the Fair Value business model through Other Comprehensive Income.

On 01/01/2023 and 07/01/2023, there was a change of Global Bonds, in the amount of R$ 408 and R$ 249, respectively, from the business model Fair Value through Profit or Loss to Amortized Cost, referring to a company located in the Bahamas (Itaú Unibanco S.A., Nassau Branch) for compliance with a regulatory change related to the risk management of the trading portfolio and the banking portfolio.

At 09/30/2023, the fair value of reclassified assets would be R$ 1,692, the adjustment to fair value that would have been recognized in Other Comprehensive Income would be R$ (114) and the adjustment to fair value that would have been recognized in Income would be R$ (22).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	09/30/2023		12/31/2022	
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	**86,260**	**85,711**	**62,125**	**61,528**
Up to one year	86,260	85,711	62,125	61,528
Non-current	**167,255**	**165,862**	**150,901**	**149,460**
From one to five years	122,503	121,693	107,970	107,431
From five to ten years	40,835	40,254	38,526	37,625
After ten years	3,917	3,915	4,405	4,404
Total	**253,515**	**251,573**	**213,026**	**210,988**

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

Stage 1	Expected loss 12/31/2022	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 09/30/2023
Financial assets at amortized cost	**(208)**	**89**	**(303)**	**49**	**33**	**162**	**(8)**	**(18)**	**(204)**
Brazilian government securities	**(30)**	**5**	**-**	**-**	**-**	**-**	**-**	**-**	**(25)**
Government securities - Latin America	**(7)**	**10**	**(10)**	**2**	**-**	**-**	**-**	**-**	**(5)**
Government securities - Abroad	**(4)**	**3**	**(2)**	**-**	**-**	**-**	**-**	**-**	**(3)**
Corporate securities	**(167)**	**71**	**(291)**	**47**	**33**	**162**	**(8)**	**(18)**	**(171)**
Rural product note	(105)	122	(120)	17	30	27	(8)	(18)	(55)
Real estate receivables certificates	(4)	(6)	(4)	6	-	-	-	-	(8)
Debentures	(44)	(39)	(155)	20	1	135	-	-	(82)
Eurobond and other	-	(1)	-	1	-	-	-	-	-
Promissory and commercial notes	(13)	(5)	(8)	3	2	-	-	-	(21)
Other	(1)	-	(4)	-	-	-	-	-	(5)

Stage 2	Expected loss 12/31/2022	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss 09/30/2023
Financial assets at amortized cost	**(114)**	**(193)**	**(43)**	**16**	**8**	**297**	**(33)**	**(5)**	**(67)**
Corporate securities	**(114)**	**(193)**	**(43)**	**16**	**8**	**297**	**(33)**	**(5)**	**(67)**
Rural product note	(24)	(12)	(25)	7	8	65	(30)	(5)	(16)
Debentures	(86)	(11)	(10)	9	-	62	(1)	-	(37)
Promissory and comercial notes	-	(168)	(8)	-	-	170	(2)	-	(8)
Other	(4)	(2)	-	-	-	-	-	-	(6)

Stage 3	Expected loss 12/31/2022	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss 09/30/2023
Financial assets at amortized cost	**(1,716)**	**(298)**	**(51)**	**830**	**18**	**5**	**(162)**	**(297)**	**(1,671)**
Corporate securities	**(1,716)**	**(298)**	**(51)**	**830**	**18**	**5**	**(162)**	**(297)**	**(1,671)**
Rural product note	(11)	3	(31)	23	18	5	(27)	(65)	(85)
Debentures	(1,705)	(301)	(20)	807	-	-	(135)	(62)	(1,416)
Promissory and comercial notes	-	-	-	-	-	-	-	(170)	(170)

Stage 1	Expected loss 12/31/2021	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2022
Financial assets at amortized cost	**(74)**	**(80)**	**(149)**	**42**	**53**	**3**	**(3)**	**-**	**(208)**
Brazilian government securities	**(37)**	**7**	**-**	**-**	**-**	**-**	**-**	**-**	**(30)**
Government securities - Latin America	**(6)**	**10**	**(17)**	**6**	**-**	**-**	**-**	**-**	**(7)**
Government securities - Abroad	**(1)**	**(2)**	**(1)**	**-**	**-**	**-**	**-**	**-**	**(4)**
Corporate securities	**(30)**	**(95)**	**(131)**	**36**	**53**	**3**	**(3)**	**-**	**(167)**
Rural product notc	(5)	(65)	(64)	8	21	3	(3)	-	(105)
Bank deposit certificate	(1)	1	-	-	-	-	-	-	-
Real estate receivables certificates	(1)	14	(19)	2	-	-	-	-	(4)
Debentures	(18)	(42)	(31)	15	32	-	-	-	(44)
Eurobond and other	(2)	-	-	2	-	-	-	-	-
Promissory and commercial notes	(2)	(1)	(14)	4	-	-	-	-	(13)
Other	(1)	(2)	(3)	5	-	-	-	-	(1)

Stage 2	Expected loss 12/31/2021	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss 12/31/2022
Financial assets at amortized cost	**(38)**	**(136)**	**(3)**	**104**	**3**	**9**	**(53)**	**-**	**(114)**
Corporate securities	**(38)**	**(136)**	**(3)**	**104**	**3**	**9**	**(53)**	**-**	**(114)**
Rural product note	-	(12)	(3)	-	3	9	(21)	-	(24)
Debentures	(38)	(120)	-	104	-	-	(32)	-	(86)
Other	-	(4)	-	-	-	-	-	-	(4)

Stage 3	Expected loss 12/31/2021	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss 12/31/2022
Financial assets at amortized cost	**(1,836)**	**(244)**	**(27)**	**403**	**-**	**-**	**(3)**	**(9)**	**(1,716)**
Corporate securities	**(1,836)**	**(244)**	**(27)**	**403**	**-**	**-**	**(3)**	**(9)**	**(1,716)**
Rural product note	(9)	7	(6)	9	-	-	(3)	(9)	(11)
Debentures	(1,827)	(251)	(21)	394	-	-	-	-	(1,705)

Note 10 - Loan and lease operations

a) Composition of loans and lease operations portfolio

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loans and lease operations by type	09/30/2023	12/31/2022
Individuals	**409,926**	**400,103**
Credit card	128,908	135,855
Personal loan	61,814	53,945
Payroll loans	74,161	73,633
Vehicles	32,803	31,606
Mortgage loans	112,240	105,064
Corporate	**137,365**	**139,268**
Micro / small and medium companies	**166,115**	**164,896**
Foreign loans - Latin America	**192,398**	**205,155**
Total loans and lease operations	**905,804**	**909,422**
Provision for Expected Loss	(54,169)	(52,324)
Total loans and lease operations, net of Expected Credit Loss	**851,635**	**857,098**

By maturity	09/30/2023	12/31/2022
Overdue as from 1 day	29,326	30,656
Falling due up to 3 months	243,851	247,233
Falling due from 3 months to 12 months	229,569	228,942
Falling due after 1 year	403,058	402,591
Total loans and lease operations	**905,804**	**909,422**

By concentration	09/30/2023	12/31/2022
Largest debtor	5,855	5,916
10 largest debtors	34,106	33,265
20 largest debtors	52,063	50,714
50 largest debtors	83,574	85,427
100 largest debtors	116,232	118,015

The Expected loss comprises Expected Credit Loss for Financial Guarantees Pledged R$ (745) (R$ (810) at 12/31/2022) and Loan Commitments R$ (3,190) (R$ (2,874) at 12/31/2022).

The breakdown of the loans and lease operations portfolio by debtor's industry is described in Note 32, item 1.4.1 - By business sector.

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2022	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 09/30/2023
Individuals	305,210	(35,379)	(1,720)	23,114	125	-	22,981	314,331
Corporate	133,205	(577)	(27)	373	116	-	(1,194)	131,896
Micro / Small and medium companies	142,621	(10,790)	(1,060)	4,029	209	-	6,140	141,149
Foreign loans - Latin America	182,516	(6,938)	(671)	3,500	11	-	(7,643)	170,775
Total	**763,552**	**(53,684)**	**(3,478)**	**31,016**	**461**	**-**	**20,284**	**758,151**

Stage 2	Balance at 12/31/2022	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 09/30/2023
Individuals	59,639	(23,114)	(10,931)	35,379	963	-	(4,899)	57,037
Corporate	901	(373)	(290)	577	13	-	(339)	489
Micro / Small and medium companies	12,299	(4,029)	(4,024)	10,790	488	-	(1,836)	13,688
Foreign loans - Latin America	13,863	(3,500)	(3,175)	6,938	243	-	(2,109)	12,260
Total	**86,702**	**(31,016)**	**(18,420)**	**53,684**	**1,707**	**-**	**(9,183)**	**83,474**

Stage 3	Balance at 12/31/2022	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 09/30/2023
Individuals	35,254	(125)	(963)	1,720	10,931	(16,900)	8,641	38,558
Corporate	5,162	(116)	(13)	27	290	(40)	(330)	4,980
Micro / Small and medium companies	9,976	(209)	(488)	1,060	4,024	(3,371)	286	11,278
Foreign loans - Latin America	8,776	(11)	(243)	671	3,175	(1,923)	(1,082)	9,363
Total	**59,168**	**(461)**	**(1,707)**	**3,478**	**18,420**	**(22,234)**	**7,515**	**64,179**

Consolidated 3 Stages	Balance at 12/31/2022	Derecognition	Acquisition / (Settlement)	Closing balance 09/30/2023
Individuals	400,103	(16,900)	26,723	409,926
Corporate	139,268	(40)	(1,863)	137,365
Micro / Small and medium companies	164,896	(3,371)	4,590	166,115
Foreign loans - Latin America	205,155	(1,923)	(10,834)	192,398
Total	**909,422**	**(22,234)**	**18,616**	**905,804**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part there of have first gone through stage 2.

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2021	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2022
Individuals	270,371	(65,771)	(2,966)	29,153	61	-	74,362	305,210
Corporate	128,519	(626)	(2,360)	1,098	137	-	6,437	133,205
Micro / Small and medium companies	124,555	(18,158)	(1,600)	16,215	170	-	21,439	142,621
Foreign loans - Latin America	178,719	(7,720)	(1,014)	2,426	19	-	10,086	182,516
Total	**702,164**	**(92,275)**	**(7,940)**	**48,892**	**387**	**-**	**112,324**	**763,552**

Stage 2	Balance at 12/31/2021	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2022
Individuals	38,168	(29,153)	(13,041)	65,771	1,392	-	(3,498)	59,639
Corporate	1,600	(1,098)	(173)	626	19	-	(73)	901
Micro / Small and medium companies	16,749	(16,215)	(4,310)	18,158	1,167	-	(3,250)	12,299
Foreign loans - Latin America	13,389	(2,426)	(3,388)	7,720	831	-	(2,263)	13,863
Total	**69,906**	**(48,892)**	**(20,912)**	**92,275**	**3,409**	**-**	**(9,084)**	**86,702**

Stage 3	Balance at 12/31/2021	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2022
Individuals	23,997	(61)	(1,392)	2,966	13,041	(13,876)	10,579	35,254
Corporate	4,915	(137)	(19)	2,360	173	(822)	(1,308)	5,162
Micro / Small and medium companies	8,666	(170)	(1,167)	1,600	4,310	(3,661)	398	9,976
Foreign loans - Latin America	12,942	(19)	(831)	1,014	3,388	(1,783)	(5,935)	8,776
Total	**50,520**	**(387)**	**(3,409)**	**7,940**	**20,912**	**(20,142)**	**3,734**	**59,168**

Consolidated 3 Stages	Balance at 12/31/2021	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2022
Individuals	332,536	(13,876)	81,443	400,103
Corporate	135,034	(822)	5,056	139,268
Micro / Small and medium companies	149,970	(3,661)	18,587	164,896
Foreign loans - Latin America	205,050	(1,783)	1,888	205,155
Total	**822,590**	**(20,142)**	**106,974**	**909,422**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Total portfolio comprises R$ 4,090 (R$ 14,052 at 12/31/2022) pegged to Libor.

At 12/31/2022, the change in the period of the parameter used to estimate the significant increase/reduction in credit risk caused an effect on the transfer from stage 1 to stage 2 in the amount of R$ 26,005 and in the transfer from stage 2 to 1 in the amount if R$ 27,155.

Modification of contractual cash flows

The amortized cost of financial assets classified in stages 2 and stage 3, which had their contractual cash flows modified was R$ 1,690 (R$ 1,949 at 12/31/2022) before the modification, which gave rise to an effect on profit or loss of R$ 19 (R$ 11 from 01/01 to 09/30/2022). At 09/30/2023, the gross carrying amount of financial assets which had their contractual cash flows modified in the period and were transferred to stage 1 corresponds to R$ 243 (R$ 601 at 12/31/2022).

c) Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2022	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 09/30/2023
Individuals	(5,414)	648	39	(918)	(6)	-	(537)	(6,188)
Corporate	(480)	8	1	(32)	(3)	-	(177)	(683)
Micro / Small and medium companies	(1,431)	195	17	(290)	(49)	-	2	(1,556)
Foreign loans - Latin America	(2,339)	156	16	(128)	(2)	-	317	(1,980)
Total	**(9,664)**	**1,007**	**73**	**(1,368)**	**(60)**	**-**	**(395)**	**(10,407)**

Stage 2	Balance at 12/31/2022	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 09/30/2023
Individuals	(5,647)	918	3,621	(648)	(96)	-	(3,334)	(5,186)
Corporate	(503)	32	45	(8)	(4)	-	(110)	(548)
Micro / Small and medium companies	(2,227)	290	979	(195)	(97)	-	(930)	(2,180)
Foreign loans - Latin America	(1,546)	128	644	(156)	(76)	-	(360)	(1,366)
Total	**(9,923)**	**1,368**	**5,289**	**(1,007)**	**(273)**	**-**	**(4,734)**	**(9,280)**

Stage 3	Balance at 12/31/2022	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance 09/30/2023
Individuals	(19,220)	6	96	(39)	(3,621)	16,900	(14,372)	(20,250)
Corporate	(4,470)	3	4	(1)	(45)	40	(141)	(4,610)
Micro / Small and medium companies	(5,932)	49	97	(17)	(979)	3,371	(2,864)	(6,275)
Foreign loans - Latin America	(3,115)	2	76	(16)	(644)	1,923	(1,573)	(3,347)
Total	**(32,737)**	**60**	**273**	**(73)**	**(5,289)**	**22,234**	**(18,950)**	**(34,482)**

Consolidated 3 Stages	Balance at 12/31/2022	Derecognition	(Increase) / Reversal	Closing balance 09/30/2023
Individuals	(30,281)	16,900	(18,243)	(31,624)
Corporate	(5,453)	40	(428)	(5,841)
Micro / Small and medium companies	(9,590)	3,371	(3,792)	(10,011)
Foreign loans - Latin America	(7,000)	1,923	(1,616)	(6,693)
Total	**(52,324)**	**22,234**	**(24,079)**	**(54,169)**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2021	Transfer to Stage 2 (2)	Transfer to Stage 3 (1)	Cure from Stage 2 (2)	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2022
Individuals	(6,851)	2,045	222	(1,445)	(3)	-	618	(5,414)
Corporate	(413)	6	1	(127)	(3)	-	56	(480)
Micro / Small and medium companies	(1,812)	767	98	(806)	(33)	-	355	(1,431)
Foreign loans - Latin America	(2,373)	179	18	(91)	(5)	-	(67)	(2,339)
Total	**(11,449)**	**2,997**	**339**	**(2,469)**	**(44)**	**-**	**962**	**(9,664)**

Stage 2	Balance at 12/31/2021	Cure to Stage 1 (2)	Transfer to Stage 3	Transfer from Stage 1 (2)	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2022
Individuals	(4,501)	1,445	4,648	(2,045)	(122)	-	(5,072)	(5,647)
Corporate	(865)	127	31	(6)	(9)	-	219	(503)
Micro / Small and medium companies	(1,556)	806	1,055	(767)	(201)	-	(1,564)	(2,227)
Foreign loans - Latin America	(1,353)	91	592	(179)	(219)	-	(478)	(1,546)
Total	**(8,275)**	**2,469**	**6,326**	**(2,997)**	**(551)**	**-**	**(6,895)**	**(9,923)**

Stage 3	Balance at 12/31/2021	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance 12/31/2022
Individuals	(12,868)	3	122	(222)	(4,648)	13,876	(15,483)	(19,220)
Corporate	(3,529)	3	9	(1)	(31)	822	(1,743)	(4,470)
Micro / Small and medium companies	(4,023)	33	201	(98)	(1,055)	3,661	(4,651)	(5,932)
Foreign loans - Latin America	(4,172)	5	219	(18)	(592)	1,783	(340)	(3,115)
Total	**(24,592)**	**44**	**551**	**(339)**	**(6,326)**	**20,142**	**(22,217)**	**(32,737)**

Consolidated 3 Stages	Balance at 12/31/2021	Derecognition	(Increase) / Reversal	Closing balance 12/31/2022
Individuals	(24,220)	13,876	(19,937)	(30,281)
Corporate	(4,807)	822	(1,468)	(5,453)
Micro / Small and medium companies	(7,391)	3,661	(5,860)	(9,590)
Foreign loans - Latin America	(7,898)	1,783	(885)	(7,000)
Total	**(44,316)**	**20,142**	**(28,150)**	**(52,324)**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Reflects the expected credit loss arising from the change in the period of the parameter used to estimate the significant increase/decrease in credit risk.

The consolidated balance of 3 Stages comprises Expected credit loss for Financial guarantees of R$ (745) (R$ (810) at 12/31/2022) and Loan commitments of R$ (3,190) (R$ (2,874) at 12/31/2022).

d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	09/30/2023			12/31/2022		
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	**2,224**	**(493)**	**1,731**	**2,273**	**(617)**	**1,656**
Up to 1 year	2,224	(493)	1,731	2,273	(617)	1,656
Non-current	**8,941**	**(2,934)**	**6,007**	**9,087**	**(2,894)**	**6,193**
From 1 to 2 years	1,769	(536)	1,233	1,888	(596)	1,292
From 2 to 3 years	1,352	(425)	927	1,455	(449)	1,006
From 3 to 4 years	1,017	(341)	676	1,026	(339)	687
From 4 to 5 years	803	(282)	521	814	(271)	543
Over 5 years	4,000	(1,350)	2,650	3,904	(1,239)	2,665
Total	**11,165**	**(3,427)**	**7,738**	**11,360**	**(3,511)**	**7,849**

Financial lease revenues are composed of:

	07/01 to 09/30/2023	07/01 to 09/30/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Financial income	203	249	670	684
Variable payments	3	3	7	6
Total	**206**	**252**	**677**	**690**

e) Operations of securitization or transfer and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Balance Sheet and are represented as follows:

Nature of operation	09/30/2023				12/31/2022			
	Assets		Liabilities [(1)]		Assets		Liabilities [(1)]	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	147	146	147	146	170	168	170	168
Working capital	513	513	513	513	602	602	602	602
Total	**660**	**659**	**660**	**659**	**772**	**770**	**772**	**770**

1) Under Other liabilities.

From 01/01 to 09/30/2023, operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 111 (R$ 345 from 01/01 to 09/30/2022), net of the Allowance for Loan Losses.

Note 11 - Investments in associates and joint ventures

a) Non-material individual investments of ITAÚ UNIBANCO HOLDING

	09/30/2023	01/01 to 09/30/2023		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates	7,929	726	24	750
Joint ventures	878	(39)	-	(39)
Total	**8,807**	**687**	**24**	**711**

	12/31/2022	01/01 to 09/30/2022		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates	7,187	491	-	491
Joint ventures	256	(53)	-	(53)
Total	**7,443**	**438**	**-**	**438**

At 09/30/2023, the balances of Associates include interest in total capital and voting capital of the following companies: Pravaler S.A. (50.99% total capital and 41.67% voting capital; 51.94% total capital and 41.97% voting capital at 12/31/2022); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2022); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2022); Gestora de Inteligência de Crédito S.A (15.71% total capital and 16% voting capital; 15.71% total capital and 16% voting capital at 12/31/2022); Compañia Uruguaya de Medios de Procesamiento S.A. (31.42% total and voting capital; 31.42% at 12/31/2022); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2022); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2022); Tecnologia Bancária S.A. (28.05% total capital and 28.95% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2022); CIP S.A. (22.89% total and voting capital; 23.33% at 12/31/2022); Prex Holding LLC (30% total and voting capital; 30% at 12/31/2022); Banfur International S.A. (30% total and voting capital; 30% at 12/31/2022); Biomas – Serviços Ambientais, Restauração e Carbono S.A. (16.67% total and voting capital) and Rede Agro Fidelidade e Intermediação S.A. (12.82% total and voting capital).

At 09/30/2023, the balances of Joint ventures include interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2022); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2022); TOTVS Techfin S.A. (50% total and voting capital) and includes result not arising from subsidiaries' net income.

Note 12 - Lease Operations - Lessee

ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended 09/30/2023, total cash outflow with lease amounted to R$ 1,118 and lease agreements in the amount of R$ 173 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below:

	09/30/2023	12/31/2022
Up to 3 months	262	283
3 months to 1 year	673	790
From 1 to 5 years	2,400	2,716
Over 5 years	1,102	930
Total Financial Liability	**4,437**	**4,719**

Lease amounts recognized in the Consolidated Statement of Income:

	07/01 to 09/30/2023	07/01 to 09/30/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Sublease revenues	7	9	20	19
Depreciation expenses	(224)	(340)	(645)	(679)
Interest expenses	(96)	(163)	(287)	(301)
Lease expenses for low value assets	(27)	(37)	(78)	(75)
Variable expenses not include in lease liabilities	(14)	(15)	(44)	(42)
Total	**(354)**	**(546)**	**(1,034)**	**(1,078)**

In the periods from 01/01 to 09/30/2023 and from 01/01 to 09/30/2022, there was no impairment adjustment.

Note 13 - Fixed assets

Fixed assets	09/30/2023				
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		**6,757**	**(3,665)**	**(188)**	**2,904**
Land		884	-	-	884
Buildings and Improvements	4% to 10%	5,873	(3,665)	(188)	2,020
Other fixed assets		**15,984**	**(11,380)**	**(45)**	**4,559**
Installations and furniture	10% to 20%	3,313	(2,521)	(14)	778
Data processing systems	20% to 50%	9,475	(7,560)	(31)	1,884
Other (1)	10% to 20%	3,196	(1,299)	-	1,897
Total		**22,741**	**(15,045)**	**(233)**	**7,463**

1) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

Fixed assets	12/31/2022				
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		**7,132**	**(3,835)**	**(151)**	**3,146**
Land		1,199	-	-	1,199
Buildings and Improvements	4% to 10%	5,933	(3,835)	(151)	1,947
Other fixed assets		**16,254**	**(11,588)**	**(45)**	**4,621**
Installations and furniture	10% to 20%	3,559	(2,655)	(14)	890
Data processing systems	20% to 50%	9,786	(7,659)	(31)	2,096
Other (1)	10% to 20%	2,909	(1,274)	-	1,635
Total		**23,386**	**(15,423)**	**(196)**	**7,767**

1) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

The contractual commitments for purchase of the fixed assets totaled R$ 3 (R$ 3 at 12/31/2022), achievable by 2024 (Note32b III.II - Off balance commitments).

Note 14 - Goodwill and Intangible assets

	Note	Goodwill and intangible from acquisition	Intangible assets				Total
			Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets [1]	
Annual amortization rates			8%	20%	20%	10% to 20%	
Cost							
Balance at 12/31/2022		**12,431**	**2,366**	**5,423**	**16,088**	**7,634**	**43,942**
Acquisitions		603	-	266	2,777	429	4,075
Termination / disposals		-	(236)	(76)	(3)	(512)	(827)
Exchange variation		(618)	124	(45)	(76)	(91)	(706)
Other		(2)	(23)	(518)	(5)	-	(548)
Balance at 09/30/2023		**12,414**	**2,231**	**5,050**	**18,781**	**7,460**	**45,936**
Amortization							
Balance at 12/31/2022		**-**	**(1,357)**	**(3,737)**	**(6,133)**	**(3,166)**	**(14,393)**
Amortization expense		-	(66)	(329)	(1,709)	(955)	(3,059)
Termination / disposals		-	217	36	-	482	735
Exchange variation		-	(47)	9	44	80	86
Other		-	20	382	(50)	-	352
Balance at 09/30/2023		**-**	**(1,233)**	**(3,639)**	**(7,848)**	**(3,559)**	**(16,279)**
Impairment							
Balance at 12/31/2022		**(4,881)**	**(559)**	**(171)**	**(824)**	**-**	**(6,435)**
Increase	**2d VIII**	-	-	-	(7)	-	(7)
Exchange variation		368	(81)	-	-	-	287
Balance at 09/30/2023		**(4,513)**	**(640)**	**(171)**	**(831)**	**-**	**(6,155)**
Book value							
Balance at 09/30/2023		**7,901**	**358**	**1,240**	**10,102**	**3,901**	**23,502**

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

	Note	Goodwill and intangible from acquisition	Intangible assets				Total
			Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets [1]	
Annual amortization rates			8%	20%	20%	10% to 20%	
Cost							
Balance at 12/31/2021		**13,031**	**2,657**	**6,476**	**11,157**	**6,431**	**39,752**
Acquisitions		-	-	519	4,208	1,041	5,768
Termination / disposals		-	-	(23)	(1)	(480)	(504)
Exchange variation		(600)	(276)	(339)	-	(41)	(1,256)
Other		-	(15)	(1,210)	724	683	182
Balance at 12/31/2022		**12,431**	**2,366**	**5,423**	**16,088**	**7,634**	**43,942**
Amortization							
Balance at 12/31/2021		**-**	**(1,374)**	**(4,149)**	**(4,220)**	**(1,984)**	**(11,727)**
Amortization expense		-	(115)	(517)	(1,511)	(1,200)	(3,343)
Termination / disposals		-	-	7	-	480	487
Exchange variation		-	116	188	(3)	28	329
Other		-	16	734	(399)	(490)	(139)
Balance at 12/31/2022		**-**	**(1,357)**	**(3,737)**	**(6,133)**	**(3,166)**	**(14,393)**
Impairment							
Balance at 12/31/2021		**(5,209)**	**(712)**	**(171)**	**(823)**	**-**	**(6,915)**
Increase	**2d VIII**	-	-	-	(1)	-	(1)
Exchange variation		328	153	-	-	-	481
Balance at 12/31/2022		**(4,881)**	**(559)**	**(171)**	**(824)**	**-**	**(6,435)**
Book value							
Balance at 12/31/2022		**7,550**	**450**	**1,515**	**9,131**	**4,468**	**23,114**

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (934) (R$ 1,202 at 12/31/2022) is disclosed in the General and administrative expenses (Note 23).

At 12/31/2022, in Other is included the total amount of R$ 61, related to the hyperinflationary adjustment for Argentina.

Goodwill and Intangible Assets from Acquisition are mainly represented by Banco Itaú Chile's goodwill in the amount of R$ 2,777 (R$ 3,015 at 12/31/2022).

Note 15 - Deposits

	09/30/2023			12/31/2022		
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	**378,749**	**442,383**	**821,132**	**376,238**	**372,635**	**748,873**
Savings deposits	174,006	-	174,006	179,764	-	179,764
Interbank deposits	7,597	34	7,631	4,821	73	4,894
Time deposits	197,146	442,349	639,495	191,653	372,562	564,215
Non-interest bearing deposits	**111,152**	**-**	**111,152**	**122,565**	**-**	**122,565**
Demand deposits	103,556	-	103,556	117,587	-	117,587
Other deposits	7,596	-	7,596	4,978	-	4,978
Total	**489,901**	**442,383**	**932,284**	**498,803**	**372,635**	**871,438**

Note 16 - Financial liabilities designated at fair value through profit or loss

	09/30/2023			12/31/2022		
	Current	Non-current	Total	Current	Non-current	Total
Structured notes						
Debt securities	2	96	98	2	62	64
Total	**2**	**96**	**98**	**2**	**62**	**64**

The effect of credit risk of these instruments is not significant at 09/30/2023 and 12/31/2022.

Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively.

Note 17 - Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

The table below shows the breakdown of funds:

	Interest rate (p.a.)	09/30/2023			12/31/2022		
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		**139,178**	**56**	**139,234**	**90,700**	**119**	**90,819**
Government securities	12.25% to 100% of SELIC	115,060	-	115,060	66,665	-	66,665
Corporate securities	5% to 97% of CDI	23,028	-	23,028	22,562	-	22,562
Own issue	12.8% to 15.75%	2	6	8	2	6	8
Foreign	0.7% to 8.88%	1,088	50	1,138	1,471	113	1,584
Assets received as collateral	**12.25% to 12.65%**	**137,152**	**-**	**137,152**	**127,375**	**-**	**127,375**
Right to sell or repledge the collateral	**5.4% to 98.97% of CDI**	**36,564**	**44,732**	**81,296**	**52,723**	**22,523**	**75,246**
Total		**312,894**	**44,788**	**357,682**	**270,798**	**22,642**	**293,440**

b) Interbank market funds

	Interest rate (p.a.)	09/30/2023			12/31/2022		
		Current	Non-current	Total	Current	Non-current	Total
Financial bills	4.92% to 17.28%	27,690	51,458	79,148	3,842	62,763	66,605
Real estate credit bills	5.49% to 13.73%	31,762	17,330	49,092	24,274	3,843	28,117
Rural credit bills	4.9% to 13.9%	16,545	19,057	35,602	26,547	9,736	36,283
Guaranteed real estate bills	4.85% to 14.87%	6,392	51,835	58,227	4,908	45,667	50,575
Import and export financing	0% to 10.18%	89,584	6,738	96,322	74,304	26,848	101,152
Onlending domestic	0% to 18%	4,675	8,627	13,302	3,553	8,302	11,855
Total		**176,648**	**155,045**	**331,693**	**137,428**	**157,159**	**294,587**

The total portfolio comprises R$ 0 (R$ 1,032 at 12/31/2022) pegged to Libor.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c) Institutional market funds

	Interest rate (p.a.)	09/30/2023			12/31/2022		
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt	LIB to 100% of CDI	858	44,001	44,859	9,851	44,689	54,540
Foreign loans through securities	0.09% to 5.61%	8,835	54,378	63,213	10,333	60,188	70,521
Funding from structured operations certificates	3.45% to 21.17%	901	8,103	9,004	547	3,774	4,321
Total		**10,594**	**106,482**	**117,076**	**20,731**	**108,651**	**129,382**

The fair value of Funding from structured operations certificates is R$ 9,970 (R$ 4,949 at 12/31/2022).

d) Subordinated debt, including perpetual debts

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	09/30/2023	12/31/2022
Subordinated financial bills - BRL						
	2,146	2019	Perpetual	114% of SELIC	2,168	2,249
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,019	1,047
	50	2019	2028	CDI + 0.72%	69	62
	2,281	2019	2029	CDI + 0.75%	3,132	2,834
	450	2020	2029	CDI + 1.85%	613	550
	106	2020	2030	IPCA + 4.64%	148	138
	1,556	2020	2030	CDI + 2%	2,128	1,907
	5,488	2021	2031	CDI + 2%	7,226	6,478
	1,005	2022	Perpetual	CDI + 2.4%	1,165	1,041
				Total	**17,668**	**16,306**
Subordinated euronotes - USD						
	1,870	2012	2023	5.13%	-	9,735
	1,250	2017	Perpetual	7.72%	6,377	6,516
	750	2018	Perpetual	6.50%	3,763	3,985
	750	2019	2029	4.50%	3,816	3,932
	700	2020	Perpetual	4.63%	3,520	3,708
	501	2021	2031	3.88%	2,542	2,623
	200	2022	Perpetual	6.80%	-	3
				Total	**20,018**	**30,502**
Subordinated bonds - CLP						
	180,351	2008	2033	3.50% to 4.92%	1,375	1,476
	97,962	2009	2035	4.75%	1,058	1,133
	1,060,250	2010	2032	4.35%	105	112
	1,060,250	2010	2035	3.90% to 3.96%	241	257
	1,060,250	2010	2036	4.48%	1,149	1,225
	1,060,250	2010	2038	3.93%	838	892
	1,060,250	2010	2040	4.15% to 4.29%	644	687
	1,060,250	2010	2042	4.45%	314	335
	57,168	2014	2034	3.80%	411	438
				Total	**6,135**	**6,555**
Subordinated bonds - COP						
	104,000	2013	2023	IPC + 2%	-	115
	146,000	2013	2028	IPC + 2%	184	161
	780,392	2014	2024	LIB	854	901
				Total	**1,038**	**1,177**
Total					**44,859**	**54,540**

Note 18 - Other assets and liabilities

a) Other assets

	Note	09/30/2023	12/31/2022
Financial		**117,578**	**111,284**
At amortized cost		**115,963**	**109,909**
Receivables from credit card issuers		70,854	65,852
Deposits in guarantee for contingent liabilities, provisions and legal obligations	29d	13,621	13,001
Trading and intermediation of securities		17,205	17,969
Income receivable		3,340	3,610
Operations without credit granting characteristics, net of provisions		9,698	7,900
Net amount receivables from reimbursement of provisions	29c	916	899
Deposits in guarantee of fund raisings abroad		329	648
Other		-	30
At fair value through profit or loss		**1,615**	**1,375**
Other financial assets		1,615	1,375
Non-financial		**20,465**	**17,474**
Sundry foreign		1,022	965
Prepaid expenses		6,778	6,338
Sundry domestic		5,475	3,653
Assets of post-employment benefit plans	26e	380	411
Lease right-of-use		3,341	3,863
Other		3,469	2,244
Current		**117,614**	**109,569**
Non-current		**20,429**	**19,189**

b) Other liabilities

	Note	09/30/2023	12/31/2022
Financial		**170,514**	**167,234**
At amortized cost		**169,795**	**166,651**
Credit card operations		142,472	138,300
Trading and intermediation of securities		16,755	17,744
Foreign exchange portfolio		2,932	2,580
Finance leases		3,372	3,929
Other		4,264	4,098
At fair value through profit or loss		**719**	**583**
Other financial liabilities		719	583
Non-financial		**52,060**	**47,895**
Funds in transit		18,718	19,737
Charging and collection of taxes and similar		9,062	551
Social and statutory		7,007	10,375
Deferred income		1,481	2,737
Sundry domestic		4,274	4,730
Personnel provision		3,221	2,403
Provision for sundry payments		2,483	2,055
Obligations on official agreements and rendering of payment services		2,194	1,725
Liabilities from post-employment benefit plans	26e	2,255	2,320
Other		1,365	1,262
Current		**213,176**	**205,883**
Non-current		**9,398**	**9,246**

Note 19 - Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to 80% (eighty per cent) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		09/30/2023			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2022	4,927,867,243	1,629,498,182	6,557,365,425	60,683
Residents abroad	12/31/2022	30,423,116	3,216,346,807	3,246,769,923	30,046
Shares of capital stock	**12/31/2022**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Shares of capital stock	**09/30/2023**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil	09/30/2023	4,924,233,806	1,620,428,529	6,544,662,335	60,565
Residents abroad	09/30/2023	34,056,553	3,225,416,460	3,259,473,013	30,164
Treasury shares [1]	**12/31/2022**	**-**	**3,268,688**	**3,268,688**	**(71)**
Acquisition of treasury shares		-	26,000,000	26,000,000	(689)
Result from delivery of treasury shares		-	(28,013,043)	(28,013,043)	727
Treasury shares [1]	**09/30/2023**	**-**	**1,255,645**	**1,255,645**	**(33)**
Number of total shares at the end of the period [2]	**09/30/2023**	**4,958,290,359**	**4,844,589,344**	**9,802,879,703**	
Number of total shares at the end of the period [2]	**12/31/2022**	**4,958,290,359**	**4,842,576,301**	**9,800,866,660**	

		12/31/2022			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2021	4,929,997,183	1,771,808,645	6,701,805,828	62,020
Residents abroad	12/31/2021	28,293,176	3,074,036,344	3,102,329,520	28,709
Shares of capital stock	**12/31/2021**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Shares of capital stock	**12/31/2022**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil	12/31/2022	4,927,867,243	1,629,498,182	6,557,365,425	60,683
Residents abroad	12/31/2022	30,423,116	3,216,346,807	3,246,769,923	30,046
Treasury shares [1]	**12/31/2021**	**-**	**24,244,725**	**24,244,725**	**(528)**
Result from delivery of treasury shares		-	(20,976,037)	(20,976,037)	457
Treasury shares [1]	**12/31/2022**	**-**	**3,268,688**	**3,268,688**	**(71)**
Number of total shares at the end of the period [2]	**12/31/2022**	**4,958,290,359**	**4,842,576,301**	**9,800,866,660**	
Number of total shares at the end of the period [2]	**12/31/2021**	**4,958,290,359**	**4,821,600,264**	**9,779,890,623**	

1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price:

Cost / market value	**09/30/2023**		**12/31/2022**	
	Common	**Preferred**	**Common**	**Preferred**
Minimum	-	25.52	-	-
Weighted average	-	26.49	-	-
Maximum	-	27.13	-	-
Treasury shares				
Average cost	-	25.98	-	21.76
Market value on the last day of the base date	23.06	27.21	21.89	25.00

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Calculation of dividends and interest on capital

	09/30/2023	09/30/2022
Statutory net income	23,993	22,598
Adjustments:		
(-) Legal reserve - 5%	(1,200)	(1,130)
Dividend calculation basis	**22,793**	**21,468**
Minimum mandatory dividend - 25%	5,698	5,367
Dividends and interest on capital paid / accrued	**7,967**	**5,367**

II - Stockholders' compensation

	09/30/2023			
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		**6,560**	**(983)**	**5,577**
Interest on capital - 8 monthly installments paid from February to September 2023	0.0150	1,383	(207)	1,176
Interest on capital - paid on 08/25/2023	0.2227	2,567	(385)	2,182
Interest on capital - paid on 08/25/2023	0.2264	2,610	(391)	2,219
Accrued (Recorded in Other liabilities - Social and statutory)		**2,812**	**(422)**	**2,390**
Interest on capital - 1 monthly installment paid on 10/02/2023	0.0150	173	(26)	147
Interest on capital - credited on 09/06/2023 to be paid until 04/30/2024	0.2289	2,639	(396)	2,243
Total - 01/01 to 09/30/2023		**9,372**	**(1,405)**	**7,967**

	09/30/2022			
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		**4,387**	**(657)**	**3,730**
Interest on capital - 8 monthly installments paid from February to September 2022	0.0150	1,383	(207)	1,176
Interest on capital - paid on 08/30/2022	0.2605	3,004	(450)	2,554
Accrued (Recorded in Other liabilities - Social and statutory)		**1,926**	**(289)**	**1,637**
Interest on capital - 1 monthly installment paid on 10/03/2022	0.0150	173	(26)	147
Interest on capital	0.1521	1,753	(263)	1,490
Total - 01/01 to 09/30/2022		**6,313**	**(946)**	**5,367**

c) Capital reserves and profit reserves

	09/30/2023	12/31/2022
Capital reserves	**2,426**	**2,480**
Premium on subscription of shares	284	284
Share-based payment	2,138	2,192
Reserves from tax incentives, restatement of equity securities and other	4	4
Profit reserves	**98,543**	**86,209**
Legal [1]	16,271	15,071
Statutory [2]	82,272	71,138
Total reserves at parent company	**100,969**	**88,689**

1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
2) Its main purpose is to ensure the yield flow to shareholders.

Statutory reserves include R$ 136, which refers to net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders' equity		Income	
	09/30/2023	12/31/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Banco Itaú Chile	6,789	6,926	504	658
Itaú Colombia S.A.	18	14	-	2
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	830	769	97	90
Luizacred S.A. Soc. Cred. Financiamento Investimento	319	377	(58)	(43)
Other	1,082	1,304	57	58
Total	**9,038**	**9,390**	**600**	**765**

Note 20 - Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving their management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	07/01 to 09/30/2023	07/01 to 09/30/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Partner plan	(81)	(56)	(190)	(114)
Share-based plan	(115)	(122)	(352)	(291)
Total	**(196)**	**(178)**	**(542)**	**(405)**

a) Partner plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the partner program

	01/01 to 09/30/2023	01/01 to 09/30/2022
	Quantity	Quantity
Opening balance	**48,253,812**	**36,943,996**
New	24,920,268	21,516,603
Delivered	(9,533,753)	(9,226,877)
Cancelled	(1,123,774)	(817,826)
Closing balance	**62,516,553**	**48,415,896**
Weighted average of remaining contractual life (years)	2.61	2.47
Market value weighted average (R$)	**21.88**	**22.21**

b) Variable compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in share-based variable compensation

	01/01 to 09/30/2023	01/01 to 09/30/2022
	Quantity	Quantity
Opening balance	**44,230,077**	**36,814,248**
New	21,368,010	21,965,099
Delivered	(20,968,288)	(14,263,138)
Cancelled	(289,035)	(817,625)
Closing balance	**44,340,764**	**43,698,584**
Weighted average of remaining contractual life (years)	**1.10**	**1.16**
Market value weighted average (R$)	**25.74**	**24.80**

Note 21 - Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss

a) Interest and similar income

	07/01 to 09/30/2023	07/01 to 09/30/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Compulsory deposits in the Central Bank of Brazil	3,356	2,902	9,469	7,301
Interbank deposits	1,196	1,067	3,063	2,261
Securities purchased under agreements to resell	10,196	7,513	29,693	16,207
Financial assets at fair value through other comprehensive income	8,335	6,414	21,163	15,718
Financial assets at amortized cost	3,179	2,843	9,567	8,560
Loan operations	33,470	30,858	97,869	84,934
Other financial assets	313	172	770	915
Total	**60,045**	**51,769**	**171,594**	**135,896**

b) Interest and similar expense

	07/01 to 09/30/2023	07/01 to 09/30/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Deposits	(18,964)	(15,974)	(53,983)	(35,483)
Securities sold under repurchase agreements	(11,497)	(8,221)	(34,192)	(19,135)
Interbank market funds	(7,214)	(4,844)	(25,474)	(13,855)
Institutional market funds	(2,219)	(3,235)	(7,638)	(9,677)
Other	(84)	(107)	(267)	(256)
Total	**(39,978)**	**(32,381)**	**(121,554)**	**(78,406)**

c) Income of financial assets and liabilities at fair value through profit or loss

	07/01 to 09/30/2023	07/01 to 09/30/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Securities	6,084	3,431	21,797	7,761
Derivatives [(1)]	4,964	5,004	538	4,984
Financial assets designated at fair value through profit or loss	(208)	(1)	261	498
Other financial assets at fair value through profit or loss	287	618	1,094	1,351
Financial liabilities at fair value through profit or loss	(219)	(517)	(886)	(1,179)
Financial liabilities designated at fair value	20	19	41	18
Total	**10,928**	**8,554**	**22,845**	**13,433**

1) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 09/30/2023, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ (2,096) (R$ 33 from 01/01 to 09/30/2022) of Expected losses, R$ (154) (R$ (30) from 01/01 to 09/30/2022) for Financial assets – Fair value through other comprehensive income and R$ (1,942) (R$ 63 from 01/01 to 09/30/2022) for Financial assets – Amortized cost.

Note 22 - Commissions and banking fees

	07/01 to 09/30/2023	07/01 to 09/30/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Credit and debit cards	5,287	5,226	15,649	14,648
Current account services	1,697	1,857	5,219	5,743
Asset management	**1,516**	**1,456**	**4,259**	**4,460**
Funds	1,068	1,199	3,195	3,825
Consortia	448	257	1,064	635
Credit operations and financial guarantees provided	**635**	**636**	**1,903**	**1,927**
Credit operations	278	283	834	930
Financial guarantees provided	357	353	1,069	997
Collection services	505	498	1,519	1,474
Advisory services and brokerage	1,021	844	2,540	2,623
Custody services	157	149	450	464
Other	789	681	2,297	1,966
Total	**11,607**	**11,347**	**33,836**	**33,305**

Note 23 - General and administrative expenses

	07/01 to 09/30/2023	07/01 to 09/30/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Personnel expenses	**(8,365)**	**(7,914)**	**(24,084)**	**(23,044)**
Compensation, Payroll charges, Welfare benefits, Provision for labor claims, Dismissals, Training and Other (1)	(6,375)	(6,000)	(18,870)	(18,252)
Employees' profit sharing and Share-based payment	(1,990)	(1,914)	(5,214)	(4,792)
Administrative expenses	**(4,435)**	**(4,323)**	**(13,459)**	**(12,713)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(1,901)	(2,083)	(5,794)	(5,731)
Data processing and telecommunications	(1,242)	(1,067)	(3,662)	(3,025)
Installations and Materials	(443)	(286)	(1,631)	(1,607)
Advertising, promotions and publicity	(535)	(566)	(1,428)	(1,339)
Other	(314)	(321)	(944)	(1,011)
Depreciation and amortization	**(1,572)**	**(1,582)**	**(4,896)**	**(4,278)**
Other expenses	**(5,567)**	**(3,437)**	**(13,798)**	**(10,450)**
Selling - credit cards	(1,478)	(1,622)	(4,528)	(4,718)
Claims losses	(311)	(274)	(780)	(903)
Selling of non-financial products	(154)	(115)	(431)	(260)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(1,463)	(58)	(1,540)	(89)
Provision for lawsuits civil	(308)	(244)	(1,221)	(784)
Provision for tax and social security lawsuits	(514)	140	(910)	(526)
Refund of interbank costs	(102)	(85)	(295)	(267)
Impairment	(6)	(7)	(44)	(7)
Other	(1,231)	(1,172)	(4,049)	(2,896)
Total	**(19,939)**	**(17,256)**	**(56,237)**	**(50,485)**

1) At 09/30/2022, includes the effects of the Voluntary Severance Program.

Note 24 - Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income tax and social contribution on net income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income	20.00%

a) Expenses for taxes and contributions

Breakdown of income tax and social contribution calculation on net income:

Due on operations for the period	07/01 to 09/30/2023	07/01 to 09/30/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Income / (loss) before income tax and social contribution	**10,473**	**9,582**	**29,617**	**28,636**
Charges (income tax and social contribution) at the rates in effect [1]	(4,713)	(4,384)	(13,328)	(12,958)
Increase / decrease in income tax and social contribution charges arising from:				
Share of profit or (loss) of associates and joint ventures	334	233	654	551
Foreign exchange variation on investments abroad	(21)	(16)	(5)	(40)
Interest on capital	1,397	1,536	4,146	2,061
Other nondeductible expenses net of non taxable income [2]	(223)	585	(525)	3,571
Income tax and social contribution expenses	**(3,226)**	**(2,046)**	**(9,058)**	**(6,815)**
Related to temporary differences				
Increase / (reversal) for the period	1,222	582	4,373	859
(Expenses) / Income from deferred taxes	**1,222**	**582**	**4,373**	**859**
Total income tax and social contribution expenses	**(2,004)**	**(1,464)**	**(4,685)**	**(5,956)**

1) In 2022, it considers the current IRPJ and CSLL rate equal to 45% in the period from January to July and it is equal to 46% in the period from August to September.
2) Includes temporary (additions) and exclusions.

b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2022	Realization / Reversal	Increase	09/30/2023
Reflected in income	**55,806**	**(13,232)**	**17,338**	**59,912**
Provision for expected loss	34,160	(5,161)	9,490	38,489
Related to tax losses and social contribution loss carryforwards	2,496	(371)	540	2,665
Provision for profit sharing	2,635	(2,635)	2,110	2,110
Provision for devaluation of securities with permanent impairment	812	(407)	620	1,025
Provisions	5,734	(1,650)	1,839	5,923
Civil lawsuits	1,230	(622)	567	1,175
Labor claims	3,010	(932)	910	2,988
Tax and social security obligations	1,494	(96)	362	1,760
Legal obligations	464	(54)	20	430
Adjustments of operations carried out on the futures settlement market	171	(171)	-	-
Adjustment to fair value of financial assets - At fair value through profit or loss	804	(804)	1,358	1,358
Provision relating to health insurance operations	400	(2)	6	404
Other	8,130	(1,977)	1,355	7,508
Reflected in stockholders' equity	**3,453**	**(420)**	**519**	**3,552**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	2,546	(235)	507	2,818
Cash flow hedge	342	(185)	-	157
Other	565	-	12	577
Total (1)	**59,259**	**(13,652)**	**17,857**	**63,464**

1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

	12/31/2021	Realization / Reversal	Increase	12/31/2022
Reflected in income	**53,135**	**(19,244)**	**21,915**	**55,806**
Provision for expected loss	28,428	(7,622)	13,354	34,160
Related to tax losses and social contribution loss carryforwards	3,751	(1,518)	263	2,496
Provision for profit sharing	2,265	(2,265)	2,635	2,635
Provision for devaluation of securities with permanent impairment	998	(595)	409	812
Provisions	5,848	(1,699)	1,585	5,734
Civil lawsuits	1,257	(400)	373	1,230
Labor claims	3,175	(1,204)	1,039	3,010
Tax and social security obligations	1,416	(95)	173	1,494
Legal obligations	822	(379)	21	464
Adjustments of operations carried out on the futures settlement market	-	-	171	171
Adjustment to fair value of financial assets - At fair value through profit or loss	2,726	(2,726)	804	804
Provision relating to health insurance operations	437	(59)	22	400
Other	7,860	(2,381)	2,651	8,130
Reflected in stockholders' equity	**2,447**	**(1,249)**	**2,255**	**3,453**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	1,445	(1,127)	2,228	2,546
Cash flow hedge	461	(122)	3	342
Other	541	-	24	565
Total (1)	**55,582**	**(20,493)**	**24,170**	**59,259**

1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 55,731 (R$ 51,634 at 12/31/2022) and R$ 477 (R$ 345 at 12/31/2022), respectively.

II - The deferred tax liabilities balance and its changes are represented by:

	12/31/2022	Realization / reversal	Increase	09/30/2023
Reflected in income	**7,111**	**(2,120)**	**1,844**	**6,835**
Depreciation in excess finance lease	141	(13)	-	128
Adjustment of deposits in guarantee and provisions	1,439	(92)	198	1,545
Post-employment benefits	17	(16)	14	15
Adjustments of operations carried out on the futures settlement market	42	(42)	94	94
Adjustment to fair value of financial assets - At fair value through profit or loss	1,554	(1,554)	1,308	1,308
Taxation of results abroad – capital gains	734	-	63	797
Other	3,184	(403)	167	2,948
Reflected in stockholders' equity	**859**	**(336)**	**852**	**1,375**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	854	(336)	852	1,370
Post-employment benefits	5	-	-	5
Total	**7,970**	**(2,456)**	**2,696**	**8,210**

	12/31/2021	Realization / reversal	Increase	12/31/2022
Reflected in income	**4,580**	**(592)**	**3,123**	**7,111**
Depreciation in excess finance lease	137	-	4	141
Adjustment of deposits in guarantee and provisions	1,422	(156)	173	1,439
Post-employment benefits	6	(6)	17	17
Adjustments of operations carried out on the futures settlement market	237	(237)	42	42
Adjustment to fair value of financial assets - At fair value through profit or loss	71	(71)	1,554	1,554
Taxation of results abroad – capital gains	834	(104)	4	734
Other	1,873	(18)	1,329	3,184
Reflected in stockholders' equity	**189**	**(116)**	**786**	**859**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	182	(114)	786	854
Cash flow hedge	1	(1)	-	-
Post-employment benefits	6	(1)	-	5
Total	**4,769**	**(708)**	**3,909**	**7,970**

Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 55,731 (R$ 51,634 at 12/31/2022) and R$ 477 (R$ 345 at 12/31/2022), respectively.

III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

Year of realization	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%				
2023	6,572	10.8%	984	36.9%	7,556	11.9%	(172)	2.1%	7,384	13.4%
2024	19,062	31.4%	352	13.2%	19,414	30.6%	(301)	3.7%	19,113	34.6%
2025	6,976	11.5%	165	6.2%	7,141	11.3%	(191)	2.3%	6,950	12.6%
2026	7,757	12.8%	243	9.1%	8,000	12.6%	(206)	2.5%	7,794	14.1%
2027	9,127	15.0%	172	6.5%	9,299	14.7%	(201)	2.4%	9,098	16.5%
After 2027	11,305	18.5%	749	28.1%	12,054	18.9%	(7,139)	87.0%	4,915	8.8%
Total	**60,799**	**100.0%**	**2,665**	**100.0%**	**63,464**	**100.0%**	**(8,210)**	**100.0%**	**55,254**	**100.0%**
Present value (1)	**53,395**		**2,399**		**55,794**		**(6,002)**		**49,792**	

1) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted

At 09/30/2023, deferred tax assets not accounted for correspond to R$ 367 (R$ 642 at 12/31/2022) and result from Management's evaluation of their perspectives of realization in the long term.

c) Tax liabilities

	Note	09/30/2023	12/31/2022
Taxes and contributions on income payable		5,305	2,950
Deferred tax liabilities	24b II	477	345
Other		4,357	3,478
Total		**10,139**	**6,773**
Current		**9,090**	**5,964**
Non-current		**1,049**	**809**

Note 25 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	07/01 to 09/30/2023	07/01 to 09/30/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Net income attributable to owners of the parent company	**8,358**	**7,949**	**24,332**	**21,915**
Minimum non-cumulative dividends on preferred shares	(106)	(106)	(106)	(106)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:				
Common	4,119	3,912	12,205	10,981
Preferred	4,024	3,822	11,912	10,719
Total net income available to equity owners				
Common	4,228	4,021	12,314	11,090
Preferred	4,130	3,928	12,018	10,825
Weighted average number of outstanding shares				
Common	4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,842,992,578	4,842,572,432	4,839,375,710	4,840,079,729
Basic earnings per share – R$				
Common	0.85	0.81	2.48	2.24
Preferred	0.85	0.81	2.48	2.24

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	07/01 to 09/30/2023	07/01 to 09/30/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Net income available to preferred equity owners	**4,130**	**3,928**	**12,018**	**10,825**
Dividends on preferred shares after dilution effects	28	25	75	58
Net income available to preferred equity owners considering preferred shares after the dilution effect	**4,158**	**3,953**	**12,093**	**10,883**
Net income available to ordinary equity owners	**4,228**	**4,021**	**12,314**	**11,090**
Dividend on preferred shares after dilution effects	(28)	(25)	(75)	(58)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**4,200**	**3,996**	**12,239**	**11,032**
Adjusted weighted average of shares				
Common	4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	**4,908,077,631**	**4,901,893,662**	**4,899,192,716**	**4,891,693,612**
Preferred	4,842,992,578	4,842,572,432	4,839,375,710	4,840,079,729
Incremental as per share-based payment plans	65,085,053	59,321,230	59,817,006	51,613,883
Diluted earnings per share – R$				
Common	0.85	0.81	2.47	2.22
Preferred	0.85	0.81	2.47	2.22

There was no potentially antidulitive effect of the shares in share-based payment plans, in both periods.

Note 26 - Post-employment benefits

ITAÚ UNIBANCO HOLDING sponsors, in conjunction with its subsidiaries, retirement plans for its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

- Defined Benefit Plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

- Defined Contribution Plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

a) Main actuarial assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The most relevant demographic assumption comprise of mortality table and the most relevant financial assumptions include: discount rate and inflation.

	09/30/2023	09/30/2022
Mortality table (1)	AT-2000	AT-2000
Discount rate (2)	10.34% p.a.	9.46% p.a.
Inflation (3)	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

1) Correspond to those disclosed by SOA (Society of Actuaries), that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.
2) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
3) Refers to estimated long-term projection.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk** - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals(discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Fixed income securities	**21,150**	**20,684**	**94.1%**	**94.4%**
Quoted in an active market	20,513	20,102	91.3%	91.7%
Non quoted in an active market	637	582	2.8%	2.7%
Variable income securities	**564**	**515**	**2.6%**	**2.3%**
Quoted in an active market	552	508	2.5%	2.3%
Non quoted in an active market	12	7	0.1%	-
Structured investments	**137**	**138**	**0.6%**	**0.6%**
Non quoted in an active market	137	138	0.6%	0.6%
Real estate	**542**	**527**	2.4%	**2.4%**
Loans to participants	**77**	**69**	0.3%	**0.3%**
Total	**22,470**	**21,933**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 1 at 12/31/2022), and real estate rented to group companies, with a fair value of R$ 438 (R$ 420 at 12/31/2022).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	Note	09/30/2023								
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net asset	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**21,933**	**(19,637)**	**(3,734)**	**(1,438)**	**420**	**(42)**	**378**	**(849)**	**(1,909)**
Amounts recognized in income (1+2+3+4)		**1,641**	**(1,474)**	**(287)**	**(120)**	**(32)**	**(3)**	**(35)**	**(61)**	**(216)**
1 - Cost of current service		-	(20)	-	(20)	-	-	-	-	(20)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		1,641	(1,454)	(287)	(100)	30	(3)	27	(61)	(134)
4 - Other expenses [1]		-	-	-	-	(62)	-	(62)	-	(62)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		**(4)**	**(22)**	**(29)**	**(55)**	**2**	**-**	**2**	**-**	**(53)**
5 - Effects on asset ceiling		-	-	(29)	(29)	-	-	-	-	(29)
6 Remeasurements			(8)		(8)	2		2		(6)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	-	-	-	-	-	-	-	-
Experience of the plan [2]		-	(8)	-	(8)	2	-	2	-	(6)
7 - Exchange variation		(4)	(14)	-	(18)	-	-	-	-	(18)
Other (8+9+10)		**(1,100)**	**1,262**	**-**	**162**	**-**	**-**	**-**	**141**	**303**
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,262)	1,262	-	-	-	-	-	141	141
10 - Contributions and investments from sponsor		162	-	-	162	-	-	-	-	162
Amounts at the end of period		**22,470**	**(19,871)**	**(4,050)**	**(1,451)**	**390**	**(45)**	**345**	**(769)**	**(1,875)**
Amount recognized in Assets	18a				35			345	-	380
Amount recognized in Liabilities	18b				(1,486)			-	(769)	(2,255)

	Note	12/31/2022								
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**21,912**	**(20,039)**	**(3,255)**	**(1,382)**	**447**	**(2)**	**445**	**(779)**	**(1,716)**
Amounts recognized in income (1+2+3+4)		**1,995**	**(1,845)**	**(308)**	**(158)**	**(36)**	**-**	**(36)**	**(246)**	**(440)**
1 - Cost of current service		-	(33)	-	(33)	-	-	-	-	(33)
2 - Cost of past service		-	-	-	-	-	-	-	(155)	(155)
3 - Net interest		1,995	(1,812)	(308)	(125)	39	-	39	(91)	(177)
4 - Other expenses [1]		-	-	-	-	(75)	-	(75)	-	(75)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		**(447)**	**596**	**(171)**	**(22)**	**9**	**(40)**	**(31)**	**25**	**(28)**
5 - Effects on asset ceiling		-	-	(171)	(171)	-	(40)	(40)	-	(211)
6 - Remeasurements		(441)	557	-	116	9	-	9	25	150
Changes in demographic assumptions		-	29	-	29	-	-	-	-	29
Changes in financial assumptions		-	1,499	-	1,499	9	-	9	46	1,554
Experience of the plan [2]		(441)	(971)	-	(1,412)	-	-	-	(21)	(1,433)
7 - Exchange variation		(6)	39	-	33	-	-	-	-	33
Other (8+9+10)		**(1,527)**	**1,651**	**-**	**124**	**-**	**-**	**-**	**151**	**275**
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,651)	1,651	-	-	-	-	-	151	151
10 - Contributions and investments from sponsor		124	-	-	124	-	-	-	-	124
Amounts at the end of period		**21,933**	**(19,637)**	**(3,734)**	**(1,438)**	**420**	**(42)**	**378**	**(849)**	**(1,909)**
Amount recognized in Assets	18a				33			378	-	411
Amount recognized in Liabilities	18b				(1,471)			-	(849)	(2,320)

1) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

2) Correspond to the income obtained above / below the expected return and comprise the contributions made by participants.

Net interest correspond to the amount calculated on 01/01/2023 based on the initial amount (Net assets, Actuarial liabilities and Restriction of assets), taking into account the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 10.34% p.a. (On 01/01/2022 the rate used was 9.46% p.a.).

As of 2023, ITAÚ UNIBANCO HOLDING started sponsoring the Plano de Benefícios II. The amount recognized in Liabilities is R$ 65, in Other Comprehensive Income is R$ 7 and in income/(expense) is R$ (5).

f) Defined benefit contributions

	Estimated contributions	Contributions made	
	2023	01/01 to 09/30/2023	01/01 to 09/30/2022
Retirement plan - FIU	39	48	33
Retirement plan - FUNBEP	85	90	8
Total [(1)]	**124**	**138**	**41**

1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration [(1)]	2023	2024	2025	2026	2027	2028 to 2032
Pension plan - FIU	9.12	1,136	1,072	1,110	1,151	1,186	6,388
Pension plan - FUNBEP	8.51	656	676	694	711	728	3,846
Other post-employment benefits	6.13	196	189	80	85	68	235
Total		**1,988**	**1,937**	**1,884**	**1,947**	**1,982**	**10,469**

1) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

	BD and CV plans			Other post-employment benefits		
Main assumptions	**Present value of liability**	**Income**	**Stockholders´ equity (Other comprehensive income)** [(1)]	**Present value of liability**	**Income**	**Stockholders´ equity (Other comprehensive income)** [(1)]
Discount rate						
Increase by 0.5%	(763)	-	284	(23)	-	23
Decrease by 0.5%	824	-	(311)	25	-	(25)
Mortality table						
Increase by 5%	(218)	-	82	(10)	-	10
Decrease by 5%	228	-	(87)	11	-	(11)
Medical inflation						
Increase by 1%	-	-	-	56	-	(56)
Decrease by 1%	-	-	-	(48)	-	48

1) Net of effects of asset ceiling

Note 27 - Insurance contracts and private pension

Insurance products sold by ITAÚ UNIBANCO HOLDING are divided into (i) non-life insurance, which guarantees loss, damage or liability for objects or people; and (ii) life insurance, which includes coverage against the risk of death and personal accidents. Insurance products are substantially offered through the electronic channels and branches of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING reinsures the portion of the underwritten risks that exceed the maximum liability limits it deems to be appropriate for each segment and product. These reinsurance contracts allow the recovery of a portion of the losses with the reinsurer, although they do not release ITAÚ UNIBANCO HOLDING from the main obligation.

Private pension products are essentially divided into: (i) Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL): whose main objective is to accumulate financial resources, the payment of which is made by means of income; and (ii) traditional: pension plan with a minimum guarantee of profitability, which is no longer sold.

Insurance contracts and private pension portfolios and measurement approach are presented below:

	Note	09/30/2023			12/31/2022		
		(Assets) / Liabilities	Income		(Assets) / Liabilities	Income	
			Operating	Financial		Operating	Financial
General Model (BBA)		**15,001**	**1,961**	**(227)**	**14,320**	**1,691**	**(1,251)**
Insurance	27a I	4,884	1,878	(173)	4,496	1,776	(196)
Private pension	27a II	10,117	83	(54)	9,824	(85)	(1,055)
Variable Fee Approach (VFA)	**27a II**	**243,098**	**1,283**	**(19,644)**	**218,398**	**1,745**	**(20,605)**
Private pension		243,098	1,283	(19,644)	218,398	1,745	(20,605)
Simplified Model (PAA)	**27a I**	**456**	**1,512**	**(11)**	**385**	**1,892**	**(17)**
Insurance		487	1,511	(12)	408	1,898	(14)
Reinsurance		(31)	1	1	(23)	(6)	(3)
Total Insurance contracts and private pension		**258,555**	**4,756**	**(19,882)**	**233,103**	**5,328**	**(21,873)**
Insurance		**5,371**	**3,389**	**(185)**	**4,904**	**3,674**	**(210)**
Reinsurance		**(31)**	**1**	**1**	**(23)**	**(6)**	**(3)**
Private pension		**253,215**	**1,366**	**(19,698)**	**228,222**	**1,660**	**(21,660)**
Current		**456**			**385**		
Non-current		**258,099**			**232,718**		

Insurance of General Model (BBA) are composed of assets of R$ (64) (R$ 0 at 12/31/2022) and liabilities of R$ 4,948 (R$ 4,496 at 12/31/2022).

a) Reconciliation of insurance and private pension portfolios

I - Insurance

	09/30/2023				12/31/2022			
	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total
Opening Balance - 01/01	**2,248**	**1,936**	**697**	**4,881**	**1,384**	**2,065**	**679**	**4,128**
Operating Income from Insurance Contracts and Private Pension	(4,355)	(98)	1,063	(3,390)	(5,124)	(104)	1,560	(3,668)
Financial Income from Insurance Contracts and Private Pension	98	128	27	253	123	(25)	32	130
Premiums Received, Claims and Other Expenses Paid	4,765	-	(1,169)	3,596	5,865	-	(1,574)	4,291
Closing Balance	**2,756**	**1,966**	**618**	**5,340**	**2,248**	**1,936**	**697**	**4,881**

	09/30/2023				12/31/2022			
	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total
Opening Balance - 01/01	**(145)**	**4,756**	**270**	**4,881**	**866**	**2,964**	**298**	**4,128**
Realization of Insurance Contractual Margin	-	(3,380)	-	(3,380)	-	(3,766)	-	(3,766)
Actuarial Remeasurements	650	(629)	(31)	(10)	(676)	804	(30)	98
Operating Income from Insurance Contracts and Private Pension	**650**	**(4,009)**	**(31)**	**(3,390)**	**(676)**	**(2,962)**	**(30)**	**(3,668)**
New Recognized Insurance Contracts	(4,283)	4,266	17	-	(4,569)	4,565	4	-
Financial Income from Insurance Contracts and Private Pension	**28**	**204**	**21**	**253**	**(57)**	**189**	**(2)**	**130**
Recognized in Income for the period	(30)	204	10	184	11	189	13	213
Recognized in Other Comprehensive Income	58	-	11	69	(68)	-	(15)	(83)
Premiums Received, Claims and Other Expenses Paid	3,596	-	-	3,596	4,291	-	-	4,291
Closing Balance	**(154)**	**5,217**	**277**	**5,340**	**(145)**	**4,756**	**270**	**4,881**

II - Private pension

	09/30/2023				12/31/2022			
	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total
Opening Balance - 01/01	**227,952**	**184**	**86**	**228,222**	**209,463**	**110**	**87**	**209,660**
Operating Income from Insurance Contracts and Private Pension	(59,740)	(41)	58,423	(1,366)	(83,040)	164	81,216	(1,660)
Financial Income from Insurance Contracts and Private Pension	20,386	209	4	20,599	20,483	(90)	2	20,395
Premiums Received, Claims and Other Expenses Paid	64,179	-	(58,419)	5,760	81,046	-	(81,219)	(173)
Closing Balance	**252,769**	**352**	**94**	**253,215**	**227,952**	**184**	**86**	**228,222**

	09/30/2023				12/31/2022			
	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total
Opening balance - 01/01	**210,255**	**17,696**	**271**	**228,222**	**188,469**	**20,891**	**300**	**209,660**
Realization of Insurance Contractual Margin	-	(1,383)	-	(1,383)	-	(1,870)	-	(1,870)
Actuarial Remeasurements	(1,230)	1,257	(10)	17	3,701	(3,466)	(25)	210
Operating Income from Insurance Contracts and Private Pension	**(1,230)**	**(126)**	**(10)**	**(1,366)**	**3,701**	**(5,336)**	**(25)**	**(1,660)**
New Recognized Insurance Contracts	(1,901)	1,897	4	-	(2,127)	2,120	7	-
Financial Income from Insurance Contracts and Private Pension	**20,560**	**16**	**23**	**20,599**	**20,385**	**21**	**(11)**	**20,395**
Recognized in Income for the period	19,674	16	8	19,698	21,630	21	9	21,660
Recognized in Other Comprehensive Income	886	-	15	901	(1,245)	-	(20)	(1,265)
Premiums Received, Claims and Other Expenses Paid	5,760	-	-	5,760	(173)	-	-	(173)
Closing Balance	**233,444**	**19,483**	**288**	**253,215**	**210,255**	**17,696**	**271**	**228,222**

The underlying assets of the portfolio of private pension contracts with direct participation features (PGBL and VGBL) are composed of specially organized investment funds, which are mostly consolidated in ITAÚ UNIBANCO HOLDING, whose fair value of the quotas is R$ 241,027 (R$ 216,467 at 12/31/2022).

b) Contractual service margin

ITAÚ UNIBANCO HOLDING expects to recognize the Contractual Service Margin in income according to the terms and amounts shown below:

Period	09/30/2023			12/31/2022		
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
1 year	1,830	1,764	3,594	1,767	1,756	3,523
2 years	1,170	1,855	3,025	1,067	1,854	2,921
3 years	992	1,889	2,881	830	1,868	2,698
4 years	779	1,885	2,664	631	1,856	2,487
5 years	384	1,776	2,160	361	1,745	2,106
Over 5 years	62	10,314	10,376	100	8,617	8,717
Total	**5,217**	**19,483**	**24,700**	**4,756**	**17,696**	**22,452**

During the period, the recognized amount of revenue from insurance contracts and private pension referring to groups of contracts measured by the modified retrospective approach (contracts in force on the transition date) is R$ 1,960 (R$ 3,128 from 01/01 to 12/31/2022), with the balance of margin of these contracts corresponding to R$ 19,876 (R$ 19,042 at 12/31/2022).

c) Discount rates

The rates used by indexing unit to discount cash flows from insurance contracts and private pension are as follows:

	09/30/2023					12/31/2022				
Indexes	1 year	3 years	5 years	10 years	20 years	1 year	3 years	5 years	10 years	20 years
IGPM	7.15%	4.55%	5.29%	5.73%	5.77%	6.72%	6.24%	6.20%	6.33%	6.44%
IPCA	6.42%	5.45%	5.49%	5.58%	5.67%	6.86%	6.06%	5.98%	5.92%	5.90%
TR	10.21%	9.75%	10.10%	10.44%	10.49%	11.34%	10.91%	10.97%	11.02%	11.06%

d) Claims development

Occurrence date	12/31/2019	12/31/2020	12/31/2021	12/31/2022	09/30/2023	Total
At the end of event period	929	1,024	1,265	1,167	798	
After 1 year	1,155	1,249	1,530	1,398		
After 2 years	1,185	1,283	1,563			
After 3 years	1,203	1,295				
After 4 years	1,210					
Accumulated payments through base date	1,191	1,276	1,532	1,382	726	6,107
Liabilities recognized in the balance sheet						672
Liabilities in relation to prior periods						22
Other estimates						20
Adjustment to present value						(48)
Risk adjustment to non-financial risk						46
Liability for Claims incurred at 09/30/2023						**712**

Note 28 - Fair value of financial instruments

The fair value is a measurement based on market. In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

To increase consistency and comparability in fair value measurements and the corresponding disclosures, a fair value hierarchy is established that classifies into three levels the information for the valuation techniques used in the fair value measurement.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date.

The methods and assumptions used to estimate the fair value are defined below:

- **Central Bank deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

- **Interbank deposits, Deposits, Interbank and Institutional Market Funds -** They are calculated by discounting estimated cash flows at market interest rates.

- **Securities and Derivatives -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are calculated by discounting estimated cash flows at market interest rates, as well as corporate securities.

- **Loans and financial leases -** Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

- **Other financial assets / liabilities -** Primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks.

Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 116,213 (R$ 139,133 at 12/31/2022) with an estimated fair value of R$ 135 (R$ 161 at 12/31/2022).

a) Financial assets and liabilities measured at fair value

The following table presents the financial assets and liabilities measured at fair value on a recurring basis, segregated between levels of the fair value hierarchy.

	09/30/2023				12/31/2022			
	Level 1	Level 2	Level 3	Book Value / Fair Value	Level 1	Level 2	Level 3	Book Value / Fair Value
Financial Assets	**487,332**	**107,394**	**1,949**	**596,675**	**396,993**	**115,792**	**437**	**513,222**
Financial assets at fair value through profit or loss	**349,153**	**105,246**	**1,854**	**456,253**	**274,659**	**111,436**	**379**	**386,474**
Investment funds	229	24,398	-	24,627	954	31,537	-	32,491
Brazilian government securities	292,571	7,151	-	299,722	226,056	5,856	-	231,912
Government securities – Latin America	2,861	-	-	2,861	3,489	-	-	3,489
Government securities – Abroad	2,940	-	-	2,940	4,528	-	-	4,528
Corporate securities	**50,552**	**72,187**	**1,749**	**124,488**	**39,632**	**72,708**	**339**	**112,679**
Shares	8,620	16,094	79	24,793	5,817	9,634	86	15,537
Rural product note	-	1,459	-	1,459	-	2,510	7	2,517
Bank deposit certificates	-	195	-	195	-	360	-	360
Real estate receivables certificates	92	1,294	142	1,528	-	1,329	151	1,480
Debentures	38,562	30,803	1,467	70,832	29,446	33,412	84	62,942
Eurobonds and other	2,719	-	54	2,773	4,369	-	4	4,373
Financial bills	-	18,671	7	18,678	-	19,371	7	19,378
Promissory and commercial notes	-	2,836	-	2,836	-	3,900	-	3,900
Other	559	835	-	1,394	-	2,192	-	2,192
Other Financial Assets	-	1,510	105	1,615	-	1,335	40	1,375
Financial assets at fair value through other comprehensive income	**138,179**	**2,148**	**95**	**140,422**	**122,334**	**4,356**	**58**	**126,748**
Brazilian government securities	91,775	248	-	92,023	75,647	1,032	-	76,679
Government securities – Latin America	27,644	-	-	27,644	27,510	-	-	27,510
Government securities – Abroad	9,307	32	-	9,339	10,400	-	-	10,400
Corporate securities	**9,453**	**1,868**	**95**	**11,416**	**8,777**	**3,324**	**58**	**12,159**
Shares	5,423	51	43	5,517	4,770	70	45	4,885
Rural product note	-	-	-	-	-	390	-	390
Bank deposit certificates	-	126	-	126	551	150	13	714
Real estate receivables certificates	57	138	-	195	-	-	-	-
Debentures	1,118	584	-	1,702	538	645	-	1,183
Eurobonds and other	2,590	969	52	3,611	2,918	1,361	-	4,279
Financial credit bills	-	-	-	-	-	13	-	13
Other	265	-	-	265	-	695	-	695
Financial liabilities at fair value through profit or loss	**-**	**805**	**12**	**817**	**-**	**647**	**-**	**647**
Structured notes	-	98	-	98	-	64	-	64
Other financial liabilities	-	707	12	719	-	583	-	583

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	09/30/2023				12/31/2022			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**2**	**67,906**	**573**	**68,481**	**29**	**77,508**	**671**	**78,208**
Swap Contracts – adjustment receivable	-	42,388	550	42,938	-	46,271	631	46,902
Option Contracts	-	12,588	6	12,594	-	23,637	34	23,671
Forward Contracts	-	4,037	17	4,054	-	595	6	601
Credit derivatives	-	319	-	319	-	492	-	492
NDF - Non Deliverable Forward	-	8,078	-	8,078	-	6,140	-	6,140
Other derivative financial instruments	2	496	-	498	29	373	-	402
Liabilities	**(138)**	**(61,401)**	**(621)**	**(62,160)**	**(186)**	**(76,106)**	**(569)**	**(76,861)**
Swap Contracts – adjustment payable	-	(39,056)	(602)	(39,658)	-	(38,507)	(561)	(39,068)
Option Contracts	(2)	(12,683)	(2)	(12,687)	-	(29,880)	(2)	(29,882)
Forward Contracts	-	(3,298)	(17)	(3,315)	-	(65)	-	(65)
Credit derivatives	-	(320)	-	(320)	-	(604)	-	(604)
NDF - Non Deliverable Forward	-	(5,956)	-	(5,956)	-	(6,626)	-	(6,626)
Other derivative financial instruments	(136)	(88)	-	(224)	(186)	(424)	(6)	(616)

In all periods, there was no significant transfer between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The methods and assumptions used to measurement the fair value are defined below:

Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by ANBIMA and other securities traded in an active market.

Level 2: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most derivatives traded over-the-counter, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level.

Level 3: Bonds, securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the methods used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swap and option.

	Fair value at 12/31/2022	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 09/30/2023	Total Gains or Losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**379**	**104**	**-**	**220**	**(51)**	**1,202**	**1,854**	**(813)**
Corporate securities	**339**	**53**	**-**	**218**	**(49)**	**1,188**	**1,749**	**(918)**
Shares	86	(6)	-	9	(10)	-	79	(87)
Real estate receivables certificates	151	(34)	-	2	-	23	142	(63)
Debentures	84	85	-	147	(35)	1,186	1,467	(768)
Rural Product Note	7	5	-	2	-	(14)	-	-
Eurobonds and other	4	3	-	48	(1)	-	54	-
Financial bills	7	-	-	10	(3)	(7)	7	-
Other financial assets	**40**	**51**	**-**	**2**	**(2)**	**14**	**105**	**105**
Financial assets at fair value through other comprehensive income	**58**	**(15)**	-	-	-	**52**	**95**	-
Corporate securities	**58**	**(15)**	**-**	**-**	**-**	**52**	**95**	**-**
Shares	45	(2)	-	-	-	-	43	-
Bank deposit certificates	13	(13)	-	-	-	-	-	-
Eurobonds and other	-	-	-	-	-	52	52	-
Financial liabilities at fair value through profit or loss	**-**	**(2)**	**-**	**14**	**-**	**-**	**12**	**12**
Other financial liabilities	-	(2)	-	14	-	-	12	12

	Fair value at 12/31/2022	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 09/30/2023	Total Gains or Losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - assets	**671**	**125**	**-**	**153**	**(100)**	**(276)**	**573**	**531**
Swap Contracts – adjustment receivable	631	157	-	132	(94)	(276)	550	530
Option Contracts	34	(33)	-	11	(6)	-	6	-
Forward contracts	6	1	-	10	-	-	17	1
Derivatives - liabilities	**(569)**	**(144)**	**-**	**(187)**	**29**	**250**	**(621)**	**(199)**
Swap Contracts – adjustment payable	(561)	(145)	-	(175)	29	250	(602)	(198)
Option Contracts	(2)	2	-	(2)	-	-	(2)	(1)
Forward contracts	(6)	(1)	-	(10)	-	-	(17)	-

	Fair value at 12/31/2021	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2022	Total Gains or Losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**1,563**	**46**	**-**	**143**	**(49)**	**(1,324)**	**379**	**(98)**
Corporate securities	**1,563**	**21**	**-**	**128**	**(49)**	**(1,324)**	**339**	**(138)**
Shares	-	(54)	-	-	-	140	86	(62)
Real estate receivables certificates	3	(36)	-	2	(2)	184	151	(60)
Debentures	1,478	109	-	96	-	(1,599)	84	(7)
Rural Product Note	61	3	-	-	(1)	(56)	7	(9)
Eurobonds and other	8	(1)	-	11	(14)	-	4	-
Financial bills	13	-	-	19	(32)	7	7	-
Other financial assets	**-**	**25**	**-**	**15**	**-**	**-**	**40**	**40**
Financial assets at fair value through other comprehensive income	**-**	**(2)**	**-**	**47**	**-**	**13**	**58**	**-**
Corporate securities	**-**	**(2)**	**-**	**47**	**-**	**13**	**58**	**-**
Shares	-	(2)	-	47	-	-	45	-
Bank deposit certificates	-	-	-	-	-	13	13	-

	Fair value at 12/31/2021	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2022	Total Gains or Losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - assets	**152**	**178**	**-**	**298**	**(552)**	**595**	**671**	**588**
Swap Contracts – adjustment receivable	90	151	-	64	(73)	399	631	608
Option Contracts	62	27	-	228	(479)	196	34	(20)
Forward contracts	-	-	-	6	-	-	6	-
Derivatives - liabilities	**(125)**	**48**	**-**	**(217)**	**38**	**(313)**	**(569)**	**(349)**
Swap Contracts – adjustment payable	(111)	(25)	-	(132)	21	(314)	(561)	(350)
Option Contracts	(14)	73	-	(79)	17	1	(2)	1
Other derivative financial instruments	-	-	-	(6)	-	-	(6)	-

Sensitivity analysis of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		**09/30/2023**		**12/31/2022**	
		Impact		**Impact**	
Market risk factor groups	**Scenarios**	**Income**	**Stockholders' equity**	**Income**	**Stockholders' equity**
Interest rates	I	(1.3)	-	(2.2)	-
	II	(32.7)	(0.6)	(56.9)	-
	III	(65.4)	(1.2)	(113.3)	-
Commodities, Indexes and Shares	I	(6.2)	(2.1)	(6.7)	-
	II	(12.5)	(4.3)	(13.4)	-
Nonlinear	I	(3.0)	-	(24.8)	-
	II	(4.7)	-	(37.8)	-

The following scenarios are used to measure sensitivity:

Interest rate

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

b) Financial assets and liabilities not measured at fair value

The following table presents the financial assets and liabilities not measured at fair value on a recurring basis.

	09/30/2023		12/31/2022	
	Book value	Fair value	Book value	Fair value
Financial assets	**1,684,906**	**1,691,955**	**1,578,789**	**1,580,793**
At Amortized Cost	**1,684,906**	**1,691,955**	**1,578,789**	**1,580,793**
Central Bank compulsory deposits	146,139	146,139	115,748	115,748
Interbank deposits	45,931	47,318	59,592	59,868
Securities purchased under agreements to resell	269,751	269,751	221,779	221,779
Securities	253,515	252,759	213,026	213,438
Loan and financial lease	905,804	912,222	909,422	910,738
Other financial assets	115,963	115,963	109,909	109,909
(-) Provision for expected loss	(52,197)	(52,197)	(50,687)	(50,687)
Financial liabilities	**1,912,465**	**1,912,006**	**1,759,182**	**1,758,475**
At Amortized Cost	**1,908,530**	**1,908,071**	**1,755,498**	**1,754,791**
Deposits	932,284	932,043	871,438	871,370
Securities sold under repurchase agreements	357,682	357,682	293,440	293,440
Interbank market funds	331,693	331,680	294,587	294,573
Institutional market funds	117,076	116,871	129,382	128,757
Other financial liabilities	169,795	169,795	166,651	166,651
Provision for Expected Loss	**3,935**	**3,935**	**3,684**	**3,684**
Loan commitments	3,190	3,190	2,874	2,874
Financial guarantees	745	745	810	810

Note 29 - Provisions, contingent assets and contingent liabilities

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows:

Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized.

Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The probability of loss is estimated according to the peculiarities of the lawsuits.

ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney's Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO

HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.

In December 2017, through mediation of the Federal Attorney's Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

	Note	09/30/2023			
		Civil	Labor	Other Risks	Total
Opening balance - 01/01		**3,231**	**8,186**	**1,844**	**13,261**
(-) Provisions guaranteed by indemnity clause	2d XIV	(207)	(952)	-	(1,159)
Subtotal		**3,024**	**7,234**	**1,844**	**12,102**
Adjustment / Interest	23	110	275	-	385
Changes in the period reflected in income	**23**	**901**	**1,800**	**300**	**3,001**
Increase		1,304	2,050	330	3,684
Reversal		(403)	(250)	(30)	(683)
Payment		(1,152)	(2,145)	(21)	(3,318)
Subtotal		**2,883**	**7,164**	**2,123**	**12,170**
(+) Provisions guaranteed by indemnity clause	2d XIV	207	957	-	1,164
Closing balance		**3,090**	**8,121**	**2,123**	**13,334**
Current		**1,676**	**3,081**	**2,123**	**6,880**
Non-current		**1,414**	**5,040**	**-**	**6,454**

	Note	12/31/2022			
		Civil	Labor	Other Risks	Total
Opening balance - 01/01		**3,317**	**8,219**	**1,558**	**13,094**
(-) Provisions guaranteed by indemnity clause	2d XIV	(225)	(879)	-	(1,104)
Subtotal		**3,092**	**7,340**	**1,558**	**11,990**
Adjustment / Interest	23	169	491	-	660
Changes in the period reflected in income	**23**	**903**	**2,339**	**469**	**3,711**
Increase (1)		1,403	2,663	469	4,535
Reversal		(500)	(324)	-	(824)
Payment		(1,140)	(2,936)	(183)	(4,259)
Subtotal		**3,024**	**7,234**	**1,844**	**12,102**
(+) Provisions guaranteed by indemnity clause	2d XIV	207	952	-	1,159
Closing balance		**3,231**	**8,186**	**1,844**	**13,261**
Current		**1,157**	**2,949**	**605**	**4,711**
Non-current		**2,074**	**5,237**	**1,239**	**8,550**

1) Includes, in the labor provision, the effects of the Voluntary Severance Program at 12/31/2022.

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

	Note	09/30/2023	12/31/2022
Opening balance - 01/01		**6,214**	**6,498**
(-) Provisions guaranteed by indemnity clause	2d XIV	(75)	(71)
Subtotal		**6,139**	**6,427**
Adjustment / Interest (1)		283	628
Changes in the period reflected in income		**370**	**(829)**
Increase (1)		710	156
Reversal (1)		(340)	(985)
Payment		(53)	(86)
Subtotal		**6,739**	**6,140**
(+) Provisions guaranteed by indemnity clause	2d XIV	78	74
Closing balance		**6,817**	**6,214**
Current		**-**	**4**
Non-current		**6,817**	**6,210**

1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

The main discussions related to tax and social security provisions are described below:

- INSS – Non-compensatory Amounts – R$ 1,946: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,261.

- PIS and COFINS – Calculation Basis – R$ 698: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 684.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,402 (R$ 5,087 at 12/31/2022), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 803 (R$ 637 at 12/31/2022).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 44,823 (R$ 40,958 at 12/31/2022), and the main cases are described below:

- INSS – Non-compensatory Amounts – R$ 10,513: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

- ISS – Banking Activities/Provider Establishment – R$ 7,151: the levy and/or payment place of ISS for certain banking revenues are discussed.

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,690: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies.

* IRPJ and CSLL – Goodwill – Deduction – R$ 3,857: the deductibility of goodwill for future expected profitability on the acquisition of investments.

* PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,616: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

* IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 2,502: cases in which the liquidity and the certainty of credits offset are discussed.

* IRPJ and CSLL – Disallowance of Losses – R$ 1,231: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

* IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 1,292: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 916 (R$ 899 at 12/31/2022) (Note 18a) , arising mainly from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

		09/30/2023				12/31/2022
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	23	1,875	2,194	9,552	**13,621**	**13,001**
Investment fund quotas		445	108	19	**572**	**615**
Surety		66	55	5,522	**5,643**	**5,262**
Insurance bond		1,812	1,521	17,698	**21,031**	**19,256**
Guarantee by government securities		-	-	316	**316**	**292**
Total		**4,198**	**3,878**	**33,107**	**41,183**	**38,426**

Note 30 - Segment Information

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

* **Retail Business**

  The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

* **Wholesale Business**

  It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations.

* **Activities with the Market + Corporation**

  Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments.

a) Basis of Presentation

Segment information is based on the reports used by senior management of ITAÚ UNIBANCO HOLDING to assess performance and to make decisions about allocation of funds for investment and other purposes.

These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment.

Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below:

Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk.

Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Business, Wholesale Business and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column.

- **Reclassification and application of managerial criteria**

The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

The main reclassifications between the accounting and managerial results are:

Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated.

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin.

Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of profit or (loss) in Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance.

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows:

- Requirements for impairment testing of financial assets are based on the expected loan losses model.

- Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9.

- Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9.

- Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted.

- Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized.

b) Consolidated Statement of Managerial Result

	07/01 to 09/30/2023					
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [1]
Operating revenues	**24,145**	**13,967**	**1,425**	**39,537**	**865**	**40,402**
Interest margin	14,826	10,169	1,279	26,274	(337)	25,937
Commissions and Banking Fees	6,895	3,719	80	10,694	913	11,607
Income from insurance and private pension operations before claim and selling expenses	2,424	79	66	2,569	(852)	1,717
Other revenues	-	-	-	-	1,141	1,141
Cost of Credit	**(8,088)**	**(1,175)**	**-**	**(9,263)**	**1,269**	**(7,994)**
Claims	**(365)**	**(7)**	**-**	**(372)**	**372**	**-**
Operating margin	**15,692**	**12,785**	**1,425**	**29,902**	**2,506**	**32,408**
Other operating income / (expenses)	**(11,470)**	**(5,094)**	**(475)**	**(17,039)**	**(4,896)**	**(21,935)**
Non-interest expenses	(9,937)	(4,451)	(360)	(14,748)	(5,191)	(19,939)
Tax expenses for ISS, PIS and COFINS and Other	(1,533)	(643)	(115)	(2,291)	-	(2,291)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	295	295
Income before income tax and social contribution	**4,222**	**7,691**	**950**	**12,863**	**(2,390)**	**10,473**
Income tax and social contribution	(1,006)	(2,470)	(203)	(3,679)	1,675	(2,004)
Non-controlling interests	(18)	(134)	8	(144)	33	(111)
Net income	**3,198**	**5,087**	**755**	**9,040**	**(682)**	**8,358**
09/30/2023 - Total assets (*) -	**1,676,447**	**1,230,204**	**196,874**	**2,678,896**	**(169,779)**	**2,509,117**
09/30/2023 - Total liabilities -	**1,611,862**	**1,152,375**	**156,996**	**2,496,605**	**(180,162)**	**2,316,443**
(*) Includes:						
Investments in associates and joint ventures	2,115	-	5,213	7,328	1,479	8,807
Fixed assets, net	5,996	1,350	-	7,346	117	7,463
Goodwill and Intangible assets, net	9,237	8,480	-	17,717	5,785	23,502

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Interest margin includes interest and similar income and expenses of R$ 20,067 (R$ 19,388 from 07/01 to 09/30/2022), result of financial assets and liabilities at fair value through profit or loss of R$ 10,928 (R$ 8,554 from 07/01 to 09/30/2022) and foreign exchange results and exchange variations in foreign transactions of R$ (5,058) (R$ (5,979) from 07/01 to 09/30/2022).

Non-interest expenses refers to general and administrative expenses, including depreciation and amortization expenses of R$ (1,572) (R$ (1,582) from 07/01 to 09/30/2022).

	07/01 to 09/30/2022					
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [1]
Operating revenues	**23,320**	**12,737**	**510**	**36,567**	**(535)**	**36,032**
Interest margin	14,339	9,110	452	23,901	(1,938)	21,963
Commissions and Banking Fees	6,778	3,593	39	10,410	937	11,347
Income from insurance and private pension operations before claim and selling expenses	2,203	34	19	2,256	(913)	1,343
Other revenues	-	-	-	-	1,379	1,379
Cost of Credit	**(7,943)**	**(49)**	**-**	**(7,992)**	**992**	**(7,000)**
Claims	**(410)**	**(2)**	**-**	**(412)**	**412**	**-**
Operating margin	**14,967**	**12,686**	**510**	**28,163**	**869**	**29,032**
Other operating income / (expenses)	**(11,063)**	**(5,026)**	**(50)**	**(16,139)**	**(3,311)**	**(19,450)**
Non-interest expenses	(9,486)	(4,386)	(70)	(13,942)	(3,314)	(17,256)
Tax expenses for ISS, PIS and COFINS and Other	(1,577)	(640)	20	(2,197)	(139)	(2,336)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	142	142
Income before income tax and social contribution	**3,904**	**7,660**	**460**	**12,024**	**(2,442)**	**9,582**
Income tax and social contribution	(1,184)	(2,704)	144	(3,744)	2,280	(1,464)
Non-controlling interests	19	(163)	(57)	(201)	32	(169)
Net income	**2,739**	**4,793**	**547**	**8,079**	**(130)**	**7,949**
12/31/2022 – Total assets (*) -	**1,524,983**	**1,175,209**	**171,983**	**2,469,958**	**(148,892)**	**2,321,066**
12/31/2022 – Total liabilities -	**1,455,227**	**1,102,834**	**144,379**	**2,300,224**	**(156,265)**	**2,143,959**
(*) Includes:						
Investments in associates and joint ventures	2,114	-	4,798	6,912	531	7,443
Fixed assets, net	5,781	1,282	-	7,063	704	7,767
Goodwill and Intangible assets, net	8,660	9,062	-	17,722	5,392	23,114

1) The IFRS Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

	01/01 to 09/30/2023					
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [1]
Operating revenues	**71,789**	**40,433**	**3,592**	**115,814**	**761**	**116,575**
Interest margin	44,142	29,586	3,236	76,964	(3,295)	73,669
Commissions and Banking Fees	20,593	10,598	212	31,403	2,433	33,836
Income from insurance and private pension operations before claim and selling expenses	7,054	249	144	7,447	(2,299)	5,148
Other revenues	-	-	-	-	3,922	3,922
Cost of Credit	**(24,550)**	**(3,242)**	**-**	**(27,792)**	**3,769**	**(24,023)**
Claims	**(1,126)**	**(14)**	**-**	**(1,140)**	**1,140**	**-**
Operating margin	**46,113**	**37,177**	**3,592**	**86,882**	**5,670**	**92,552**
Other operating income / (expenses)	**(33,572)**	**(15,077)**	**(1,254)**	**(49,903)**	**(13,032)**	**(62,935)**
Non-interest expenses	(28,773)	(13,116)	(930)	(42,819)	(13,418)	(56,237)
Tax expenses for ISS, PIS and COFINS and Other	(4,799)	(1,961)	(324)	(7,084)	(301)	(7,385)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	687	687
Income before income tax and social contribution	**12,541**	**22,100**	**2,338**	**36,979**	**(7,362)**	**29,617**
Income tax and social contribution	(3,011)	(6,717)	(509)	(10,237)	5,552	(4,685)
Non-controlling interests	(37)	(503)	15	(525)	(75)	(600)
Net income	**9,493**	**14,880**	**1,844**	**26,217**	**(1,885)**	**24,332**

09/30/2023 - Total assets [(*)] **-**	**1,676,447**	**1,230,204**	**196,874**	**2,678,896**	**(169,779)**	**2,509,117**
09/30/2023 - Total liabilities -	**1,611,862**	**1,152,375**	**156,996**	**2,496,605**	**(180,162)**	**2,316,443**
[(*)] Includes:						
Investments in associates and joint ventures	2,115	-	5,213	7,328	1,479	8,807
Fixed assets, net	5,996	1,350	-	7,346	117	7,463
Goodwill and Intangible assets, net	9,237	8,480	-	17,717	5,785	23,502

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Interest margin includes interest and similar income and expenses of R$ 50,040 (R$ 57,490 from 01/01 to 09/30/2022), result of financial assets and liabilities at fair value through profit or loss of R$ 22,845 (R$ 13,433 from 01/01 to 09/30/2022) and foreign exchange results and exchange variations in foreign transactions of R$ 784 (R$ (5,628) from 01/01 to 09/30/2022).

Non-interest expenses refers to general and administrative expenses, including depreciation and amortization expenses of R$ (4,896) (R$ (4,278) from 01/01 to 09/30/2022).

			01/01 to 09/30/2022			
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [1]
Operating revenues	**66,871**	**35,809**	**2,172**	**104,852**	**1,191**	**106,043**
Interest margin	40,523	24,866	2,198	67,587	(2,292)	65,295
Commissions and Banking Fees	19,905	10,666	109	30,680	2,625	33,305
Income from insurance and private pension operations before claim and selling expenses	6,443	277	(135)	6,585	(2,784)	3,801
Other revenues	-	-	-	-	3,642	3,642
Cost of Credit	**(21,867)**	**(627)**	**-**	**(22,494)**	**2,259**	**(20,235)**
Claims	**(1,129)**	**(9)**	**-**	**(1,138)**	**1,138**	**-**
Operating margin	**43,875**	**35,173**	**2,172**	**81,220**	**4,588**	**85,808**
Other operating income / (expenses)	**(32,123)**	**(14,219)**	**(152)**	**(46,494)**	**(10,678)**	**(57,172)**
Non-interest expenses	(27,533)	(12,379)	(153)	(40,065)	(10,420)	(50,485)
Tax expenses for ISS, PIS and COFINS and Other	(4,590)	(1,840)	1	(6,429)	(696)	(7,125)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	438	438
Income before income tax and social contribution	**11,752**	**20,954**	**2,020**	**34,726**	**(6,090)**	**28,636**
Income tax and social contribution	(3,601)	(7,102)	(31)	(10,734)	4,778	(5,956)
Non-controlling interests	(12)	(664)	(198)	(874)	109	(765)
Net income	**8,139**	**13,188**	**1,791**	**23,118**	**(1,203)**	**21,915**
12/31/2022 - Total assets (*) -	**1,524,983**	**1,175,209**	**171,983**	**2,469,958**	**(148,892)**	**2,321,066**
12/31/2022 - Total liabilities -	**1,455,227**	**1,102,834**	**144,379**	**2,300,224**	**(156,265)**	**2,143,959**
(*) Includes:						
Investments in associates and joint ventures	2,114	-	4,798	6,912	531	7,443
Fixed assets, net	5,781	1,282	-	7,063	704	7,767
Goodwill and Intangible assets, net	8,660	9,062	-	17,722	5,392	23,114

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	09/30/2023			12/31/2022		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	26,158	4,807	30,965	24,808	6,073	30,881

	07/01 to 09/30/2023			07/01 to 09/30/2022		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1,2)	54,800	11,115	65,915	43,368	10,976	54,344
Income from insurance contracts and private pension (3)	1,717	-	1,717	1,343	-	1,343
Comissions and Banking Fees	10,502	1,105	11,607	10,202	1,145	11,347

	01/01 to 09/30/2023			01/01 to 09/30/2022		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to interest and similar (1,2,3)	169,119	26,104	195,223	124,809	18,892	143,701
Income from insurance contracts and private pension (3)	5,148	-	5,148	3,801	-	3,801
Commissions and Banking Fees (3)	30,363	3,473	33,836	29,952	3,353	33,305

1) Includes Interest and similar Income, of Financial Assets and Liabilities at Fair Value through Profit or Loss and Foreign exchange results and exchange variations in foreign transactions.
2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.
3) In "Brazil" geographic region the companies headquartered in the country and "Abroad" are considered; the other companies, the amounts consider the already eliminated values.

Note 31 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2d I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING.

- The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Dexco S.A., Copagaz – Distribuidora de Gás S.A., Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A., CCR S.A. and XP Inc., this until 06/30/2023 (Note 3).

- Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

- Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees.

- Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; to produce and disseminate the resulting technical and scientific knowledge; to attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups.

- Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos and video-laser discs it owns and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil.

Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

a) Transactions with related parties:

	Annual rate	Assets / (Liabilities)		Revenues / (Expenses)			
		09/30/2023	12/31/2022	07/01 to 09/30/2023	07/01 to 09/30/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Interbank investments		**-**	**3,835**	**-**	**63**	**1**	**184**
Other		-	3,835	-	63	1	184
Loan operations		**69**	**668**	**-**	**14**	**19**	**48**
Alpargatas S.A.	12.3% to 19.33%	31	28	-	-	-	-
Dexco S.A.	12.46% to 19.53%	25	623	-	14	19	48
Other	CDI + 2.2%	13	17	-	-	-	-
Securities and derivative financial instruments (assets and liabilities)		**6,481**	**6,013**	**297**	**358**	**668**	**733**
Investment funds		245	230	14	11	31	33
CCR S.A.	CDI + 1.7% to 4.25% / 9.76%	2,443	2,138	86	119	191	119
Copagaz – Distribuidora de Gás S.A.	CDI + 1.7% to 2.95%	960	1,024	35	42	100	110
Itaúsa S.A.	CDI + 2% to 2.4%	1,245	1,199	44	44	132	120
Águas do Rio 4 SPE S.A.	CDI + 3.5%	727	706	37	38	102	137
Águas do Rio 1 SPE S.A.	CDI + 3.5%	344	272	64	11	85	39
Alpargatas S.A.	CDI + 1.35%	302	26	8	-	8	-
Other	CDI + 1.71% to 3%	215	418	9	93	19	175
Deposits		**(5,986)**	**(2,491)**	**(96)**	**(113)**	**(183)**	**(143)**
CCR S.A.	98% to 102.5% CDI	(1,260)	(2,026)	(19)	(45)	(87)	(45)
Águas do Rio 1 SPE S.A.	100% CDI	(2,892)	-	(49)	-	(49)	-
Águas do Rio 4 SPE S.A.	100% CDI	(1,699)	-	(29)	-	(29)	-
Other	100% CDI	(135)	(465)	1	(68)	(18)	(98)
Deposits received under securities repurchase agreements		**(153)**	**(19)**	**-**	**(9)**	**(12)**	**(9)**
Aegea Saneamento e Participações S.A.	100% CDI	(150)	-	-	-	(6)	-
Other	100% CDI	(3)	(19)	-	(9)	(6)	(9)
Funds from acceptances and issuance of securities		**(20)**	**(49)**	**-**	**(10)**	**(4)**	**(10)**
Copagaz – Distribuidora de Gás S.A.	103% CDI	(20)	(49)	-	-	(3)	-
Other		-	-	-	(10)	(1)	(10)
Amounts receivable (payable) / Commissions and/or Other General and Administrative expenses		**(586)**	**(136)**	**4**	**(27)**	**(59)**	**(47)**
Fundação Itaú Unibanco - Previdência Complementar		(97)	(81)	12	11	29	26
Olímpia Promoção e Serviços S.A.		(4)	(4)	(12)	(15)	(39)	(45)
FUNBEP - Fundo de Pensão Multipatrocinado		(837)	(196)	(6)	(1)	(54)	(15)
Itaúsa S.A.		(8)	(20)	3	3	10	10
ConectCar Soluções de Mobilidade Eletrônica S.A.		(13)	(5)	(1)	(26)	(12)	(26)
Other		373	170	8	1	7	3
Rent		**-**	**-**	**(8)**	**(9)**	**(24)**	**(25)**
Fundação Itaú Unibanco - Previdência Complementar		-	-	(8)	(8)	(23)	(23)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	(1)	(1)	(2)
Sponsorship		**19**	**28**	**(3)**	**(7)**	**(12)**	**(19)**
Associação Cubo Coworking Itaú		19	28	(3)	(7)	(12)	(19)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 183, Liabilities of R$ (6,883) and Results of R$ (9) (R$ 162, R$ (6,427) at 12/31/2022 and R$ (40) from 01/01 to 09/30/2022, respectively).

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	07/01 to 09/30/2023	07/01 to 09/30/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Fees	(157)	(142)	(534)	(462)
Profit sharing	(62)	(60)	(202)	(181)
Post-employment benefits	(1)	(1)	(5)	(4)
Share-based payment plan	(57)	(46)	(135)	(87)
Total	**(277)**	**(249)**	**(876)**	**(734)**

Total amount related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.

Note 32 - Risk and Capital Management

a) Corporate Governance

ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of the CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with the defined policies and procedures.

ITAÚ UNIBANCO HOLDING's management model is made up of:

- 1st line of defense: business areas, which have primary responsibility for managing the risk they originate.

- 2nd line of defense: risk area, which ensures that risks are managed and are supported by risk management principles (risk appetite, policies, procedures and dissemination of the risk culture in the business).

- 3rd line of defense: internal audit, which is linked to the Board of Directors and makes an independent assessment of the activities developed by the other areas.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director's statement:

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital."

Based on this statement, six dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure.

The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO.

The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING.

Foremost among processes for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.

The six dimensions of risk appetite are:

- **Capitalization:** establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING's capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues.

- **Liquidity:** establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored by tracking liquidity indicators.

- **Composition of results:** establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market risk and IRRBB, underwriting and credit risk, including social, environmental and climate dimensions. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank's portfolios, aiming at low volatility of results and business sustainability.

- **Operational risk:** focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred.

- **Reputation:** addresses risks that may impact the institution's brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried in addition to monitoring the institution's conduct.

- **Customer:** addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers and suitability indicators.

Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on:

- **Sustainability and customer satisfaction:** ITAÚ UNIBANCO HOLDING's vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, it is committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself.

- **Risk culture:** ITAÚ UNIBANCO HOLDING's risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business.

- **Risk pricing:** ITAÚ UNIBANCO HOLDING 's operates and assumes risks in businesses that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios.

- **Diversification:** ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business.

- **Operational excellence:** It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services.

- **Ethics and respect for regulations:** for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution's reputation.

ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk.

These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

I - Credit risk

The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship).

For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism.

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral.

I.I - Collateral and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements.

For collateral to be considered instruments that mitigate credit risk, it must comply with the requirements and standards that regulate such instruments, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

I.II - Policy for Provisioning and Economic Scenarios

Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts.

These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD).

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies.

Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon.

Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities.

Sensitivity analysis

ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic. In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 10%, 50% and 40%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions.

The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

09/30/2023					12/31/2022				
Financial Assets (1)	Expected Loss	Reduction/(Increase) of Expected Loss			Financial Assets (1)	Expected Loss	Reduction/(Increase) of Expected Loss		
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,304,161	(56,265)	(382)	158	567	1,256,752	(54,476)	(530)	198	530

1) Composed of Loan operations, lease operations and securities.

Expected loss comprises Expected credit loss for Financial guarantees R$ (745) (R$ (810) at 12/31/2022) and Loan commitments R$ (3,190) (R$ (2,874) at 12/31/2022).

I.III - Classification of Stages of Credit Impairment

ITAÚ UNIBANCO HOLDING uses customers' internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements.

Rules for changing stages take into account:

- **Stage 1 to stage 2:** delay or evaluation of probability of default (PD) triggers.

For Retail market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the dynamics of payment for transfer of the product. For agreements with delay less than 30 days, the migration to stage 2 occurs if the financial asset exceeds the allowance for loan losses established by the risk appetite approved by ITAÚ UNIBANCO HOLDING's Management for each portfolio, whereas the others remain in stage 1.

For the Wholesale business portfolio, information on arrears is taken into account when assessing the counterparty rating.

- **Stage 3:** default parameters are used to identify stage 3: 90 days without payment noted, except for the mortgage loan portfolio, which are considered 180 days; debt restructuring; filing for bankruptcy; loss; and court-supervised recovery. The financial asset, at any stage, can migrate to stage 3 when showing default parameters.

Information on days of delay, used on an absolute basis, is one important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2d IV.

I.IV - Maximum Exposure of Financial Assets to Credit Risk

	09/30/2023			12/31/2022		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial Assets	**1,741,272**	**462,651**	**2,203,923**	**1,543,194**	**511,277**	**2,054,471**
At Amortized Cost	**1,219,561**	**319,206**	**1,538,767**	**1,112,594**	**350,447**	**1,463,041**
Interbank deposits	20,914	25,017	45,931	18,955	40,637	59,592
Securities purchased under agreements to resell	267,365	2,386	269,751	218,339	3,440	221,779
Securities	227,048	26,467	253,515	185,658	27,368	213,026
Loan and lease operations	649,201	256,603	905,804	636,836	272,586	909,422
Other financial assets	100,363	15,600	115,963	96,081	13,828	109,909
(-) Provision for Expected Loss	(45,330)	(6,867)	(52,197)	(43,275)	(7,412)	(50,687)
At Fair Value Through Other Comprehensive Income	**63,159**	**77,263**	**140,422**	**54,134**	**72,614**	**126,748**
Securities	63,159	77,263	140,422	54,134	72,614	126,748
At Fair Value Through Profit or Loss	**458,552**	**66,182**	**524,734**	**376,466**	**88,216**	**464,682**
Securities	441,422	13,216	454,638	364,039	21,060	385,099
Derivatives	15,515	52,966	68,481	11,052	67,156	78,208
Other financial assets	1,615	-	1,615	1,375	-	1,375
Financial liabilities - provision for expected loss	**3,355**	**580**	**3,935**	**3,040**	**644**	**3,684**
Loan Commitments	2,941	249	3,190	2,622	252	2,874
Financial Guarantees	414	331	745	418	392	810
Off balance sheet	**484,461**	**68,859**	**553,320**	**472,372**	**72,005**	**544,377**
Financial Guarantees	75,788	19,151	94,939	71,524	20,255	91,779
Letters of credit to be released	21,274	-	21,274	47,354	-	47,354
Loan commitments	**387,399**	**49,708**	**437,107**	**353,494**	**51,750**	**405,244**
Mortgage loans	13,442	-	13,442	15,423	-	15,423
Overdraft accounts	169,491	-	169,491	157,408	-	157,408
Credit cards	200,964	3,487	204,451	177,658	3,754	181,412
Other pre-approved limits	3,502	46,221	49,723	3,005	47,996	51,001
Total	**2,222,378**	**530,930**	**2,753,308**	**2,012,526**	**582,638**	**2,595,164**

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements.

The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally.

As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.

I.IV.I - By business sector

Loans and Financial Lease Operations

	09/30/2023	%	12/31/2022	%
Industry and commerce	191,794	21.2%	197,351	21.7%
Services	178,916	19.7%	177,180	19.5%
Other sectors	38,232	4.2%	37,072	4.1%
Individuals	496,862	54.9%	497,819	54.7%
Total	**905,804**	**100.0%**	**909,422**	**100.0%**

Other financial assets (1)

	09/30/2023	%	12/31/2022	%
Public sector	820,115	66.6%	691,371	63.8%
Services	163,558	13.3%	167,176	15.4%
Other sectors	152,415	12.3%	119,436	11.0%
Financial	96,650	7.8%	106,469	9.8%
Total	**1,232,738**	**100.0%**	**1,084,452**	**100.0%**

1) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and Lease Operations and Other Financial Assets.

The exposure of Off Balance financial instruments (Financial Guarantees and Loan Commitments) is neither categorized nor managed by business sector.

I.IV.II - By type and classification of credit risk

Loan and lease operations

	09/30/2023															
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 Stages			
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	314,331	259,477	458	**574,266**	57,037	8,105	-	**65,142**	38,558	170	-	**38,728**	409,926	267,752	458	**678,136**
Corporate	131,896	27,476	64,190	**223,562**	489	31	438	**958**	4,980	25	2,619	**7,624**	137,365	27,532	67,247	**232,144**
Micro/Small and medium companies	141,149	95,496	9,806	**246,451**	13,688	1,153	140	**14,981**	11,278	142	196	**11,616**	166,115	96,791	10,142	**273,048**
Foreign loans - Latin America	170,775	43,211	15,853	**229,839**	12,260	1,720	1,139	**15,119**	9,363	101	100	**9,564**	192,398	45,032	17,092	**254,522**
Total	**758,151**	**425,660**	**90,307**	**1,274,118**	**83,474**	**11,009**	**1,717**	**96,200**	**64,179**	**438**	**2,915**	**67,532**	**905,804**	**437,107**	**94,939**	**1,437,850**
%	**59.5%**	**33.4%**	**7.1%**	**100.0%**	**86.8%**	**11.4%**	**1.8%**	**100.0%**	**95.0%**	**0.7%**	**4.3%**	**100.0%**	**63.0%**	**30.4%**	**6.6%**	**100.0%**

	12/31/2022															
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 Stages			
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	305,210	233,996	511	**539,717**	59,639	8,538	1	**68,178**	35,254	226	-	**35,480**	400,103	242,760	512	**643,375**
Corporate	133,205	29,853	60,209	**223,267**	901	32	444	**1,377**	5,162	11	2,551	**7,724**	139,268	29,896	63,204	**232,368**
Micro/Small and medium companies	142,621	84,619	9,520	**236,760**	12,299	1,494	115	**13,908**	9,976	265	123	**10,364**	164,896	86,378	9,758	**261,032**
Foreign loans - Latin America	182,516	44,542	16,912	**243,970**	13,863	1,544	1,279	**16,686**	8,776	124	114	**9,014**	205,155	46,210	18,305	**269,670**
Total	**763,552**	**393,010**	**87,152**	**1,243,714**	**86,702**	**11,608**	**1,839**	**100,149**	**59,168**	**626**	**2,788**	**62,582**	**909,422**	**405,244**	**91,779**	**1,406,445**
%	**61.4%**	**31.6%**	**7.0%**	**100.0%**	**86.6%**	**11.6%**	**1.8%**	**100.0%**	**94.5%**	**1.0%**	**4.5%**	**100.0%**	**64.7%**	**28.8%**	**6.5%**	**100.0%**

Internal rating	09/30/2023				12/31/2022			
	Stage 1	Stage 2	Stage 3	Total loan operations	Stage 1	Stage 2	Stage 3	Total loan operations
Low	705,198	59,484	-	**764,682**	705,625	62,501	-	**768,126**
Medium	52,752	12,620	-	**65,372**	57,508	14,095	-	**71,603**
High	201	11,370	-	**11,571**	419	10,106	-	**10,525**
Credit-Impaired	-	-	64,179	**64,179**	-	-	59,168	**59,168**
Total	**758,151**	**83,474**	**64,179**	**905,804**	**763,552**	**86,702**	**59,168**	**909,422**
%	**83.7%**	**9.2%**	**7.1%**	**100.0%**	**84.0%**	**9.5%**	**6.5%**	**100.0%**

Other financial assets

	09/30/2023						
	Fair value	Stage 1		Stage 2		Stage 3	
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	**24,627**	**21,264**	**20,792**	**3,835**	**3,835**	**-**	**-**
Government securities	**569,671**	**573,308**	**569,671**	**-**	**-**	**-**	**-**
Brazilian government	481,905	485,168	481,905	-	-	-	-
Other government	-	36	-	-	-	-	-
Latin America	51,721	51,900	51,721	-	-	-	-
Abroad	36,045	36,204	36,045	-	-	-	-
Corporate securities	**252,335**	**253,433**	**248,882**	**3,992**	**2,886**	**2,586**	**567**
Rural product note	42,066	41,674	41,626	299	281	246	159
Real estate receivables certificates	7,800	7,875	7,800	-	-	-	-
Bank deposit certificate	330	329	330	-	-	8	-
Debentures	128,722	128,744	126,639	2,699	1,716	1,882	367
Eurobonds and other	6,862	6,917	6,760	103	98	24	4
Financial bills	20,178	20,173	20,173	5	5	-	-
Promissory and commercial notes	13,195	13,136	13,095	78	70	201	30
Other	33,182	34,585	32,459	808	716	225	7
Total	**846,633**	**848,005**	**839,345**	**7,827**	**6,721**	**2,586**	**567**

	12/31/2022						
	Fair value	Stage 1		Stage 2		Stage 3	
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	**32,491**	**27,660**	**27,140**	**5,259**	**5,259**	**92**	**92**
Government securities	**479,241**	**483,477**	**479,241**	**-**	**-**	**-**	**-**
Brazilian government	394,082	397,794	394,082	-	-	-	-
Other government	-	36	-	-	-	-	-
Latin America	49,946	50,375	49,946	-	-	-	-
Abroad	35,213	35,272	35,213	-	-	-	-
Corporate securities	**211,103**	**216,005**	**208,241**	**3,559**	**2,512**	**2,297**	**350**
Rural product note	28,896	28,670	28,618	287	262	29	16
Real estate receivables certificates	7,214	7,318	7,214	-	-	-	-
Bank deposit certificate	1,172	1,172	1,172	-	-	-	-
Debentures	110,075	110,732	108,140	2,470	1,610	2,037	325
Eurobonds and other	8,770	9,035	8,770	-	-	-	-
Financial bills	19,504	19,535	19,504	-	-	-	-
Promissory and commercial notes	11,250	11,251	11,250	-	-	-	-
Other	24,222	28,292	23,573	802	640	231	9
Total	**722,835**	**727,142**	**714,622**	**8,818**	**7,771**	**2,389**	**442**

Other Financial Assets - Internal Classification by Level of Risk

09/30/2023

Internal rating	Financial Assets - At Amortized Cost		Financial assets at fair value through profit or loss	Financial Assets at fair value through other comprehensive income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities			
Low	315,682	248,378	520,458	140,370	**1,224,888**
Medium	-	3,914	2,578	52	**6,544**
High	-	1,223	83	-	**1,306**
Total	**315,682**	**253,515**	**523,119**	**140,422**	**1,232,738**
%	**25.6%**	**20.6%**	**42.4%**	**11.4%**	**100.0%**

12/31/2022

Internal rating	Financial Assets - At Amortized Cost		Financial assets at fair value through profit or loss	Financial Assets at fair value through other comprehensive income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities			
Low	281,371	208,605	461,153	126,673	**1,077,802**
Medium	-	3,816	2,104	75	**5,995**
High	-	605	50	-	**655**
Total	**281,371**	**213,026**	**463,307**	**126,748**	**1,084,452**
%	**25.9%**	**19.6%**	**42.7%**	**11.8%**	**100.0%**

Financial assets at fair value through profit or loss includes Derivatives in the amount of R$ 68,481 (R$ 78,208 at 12/31/2022).

I.IV.III - Collateral for loan and lease operations

	09/30/2023				12/31/2022			
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets	
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	**152,915**	**396,057**	**3,605**	**3,153**	**141,896**	**336,597**	**3,085**	**2,861**
Personal [1]	3,966	15,192	1,781	1,661	2,971	11,106	1,469	1,394
Vehicles [2]	30,790	73,360	1,401	1,312	29,613	70,901	1,610	1,463
Mortgage loans [3]	118,159	307,505	423	180	109,312	254,590	6	4
Micro / small, medium companies and corporates [4]	**167,201**	**574,253**	**46,620**	**42,715**	**173,007**	**614,178**	**41,395**	**36,233**
Foreign loans - Latin America [4]	**163,387**	**304,183**	**9,516**	**3,300**	**175,517**	**319,085**	**11,817**	**4,441**
Total	**483,503**	**1,274,493**	**59,741**	**49,168**	**490,420**	**1,269,860**	**56,297**	**43,535**

1) In general requires financial guarantees.
2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.
3) Properties themselves are pledged as collateral.
4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and other).

Of total loan and lease operations, R$ 362,560 (R$ 362,705 at 12/31/2022) represented unsecured loans.

I.IV.IV - Repossessed assets

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred.

The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN.

Total assets repossessed in the period were R$ 746 (R$ 197 from 01/01 to 09/30/2022), mainly composed of real estate.

II - Market risk

Defined as the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

- Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.

- Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).

- Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level.

- Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market).

- Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

• ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.

• ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

• Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates.

• Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates.

• Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts obeys the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING

VaR is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time, which can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

From 01/01 to 09/30/2023, the average total VaR in Historical Simulation was R$ 878 or 0.5% of total stockholders' equity (R$ 678 or 0.4% of total stockholders' equity from 01/01 to 12/31/2022).

	VaR Total (Historical Simulation) (in millions of reais) [1]							
	09/30/2023				12/31/2022			
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
VaR by Risk Factor Group								
Interest rates	1,199	1,059	1,349	1,345	1,102	885	1,751	1,160
Currencies	25	12	49	31	26	9	55	26
Shares	28	14	55	30	27	18	65	65
Commodities	9	2	21	8	4	2	10	10
Effect of diversification	-	-	-	(510)	-	-	-	(527)
Total risk	**878**	**718**	**1,039**	**904**	**678**	**494**	**1,172**	**734**

1) VaR by Risk Factor Group considers information from foreign units.

II.I.I - Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks, it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	09/30/2023						12/31/2022					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**577,295**	**371,689**	**257,244**	**768,200**	**282,418**	**2,256,846**	**604,311**	**374,529**	**208,850**	**633,722**	**274,390**	**2,095,802**
At amortized cost	**506,994**	**321,135**	**184,888**	**416,619**	**162,054**	**1,591,690**	**464,682**	**314,608**	**167,135**	**391,697**	**166,250**	**1,504,372**
Compulsory deposits in the Central Bank of Brazil	118,653	-	-	-	-	118,653	102,600	-	-	-	-	102,600
Interbank deposits	22,337	6,436	10,242	6,884	22	45,921	40,782	8,207	7,683	2,800	114	59,586
Securities purchased under agreements to resell	226,256	43,460	-	-	23	269,739	177,458	44,221	47	-	50	221,776
Securities	8,206	40,590	36,915	121,693	44,169	251,573	15,933	18,962	26,633	107,431	42,029	210,988
Loan and lease operations	131,542	230,649	137,731	288,042	117,840	905,804	127,909	243,218	132,772	281,466	124,057	909,422
At fair value through other comprehensive income	**18,127**	**17,021**	**20,545**	**60,013**	**24,716**	**140,422**	**35,573**	**13,335**	**6,609**	**47,705**	**23,526**	**126,748**
At fair value through profit and loss	**52,174**	**33,533**	**51,811**	**291,568**	**95,648**	**524,734**	**104,056**	**46,586**	**35,106**	**194,320**	**84,614**	**464,682**
Securities	42,795	15,003	47,201	268,974	80,665	454,638	81,484	39,344	26,454	169,113	68,704	385,099
Derivatives	9,378	18,485	4,325	22,056	14,237	68,481	22,572	7,215	8,362	24,834	15,225	78,208
Other Financial Assets	1	45	285	538	746	1,615	-	27	290	373	685	1,375
Financial liabilities	**670,850**	**199,212**	**149,764**	**608,437**	**176,744**	**1,805,007**	**651,532**	**177,388**	**142,668**	**585,754**	**112,329**	**1,669,671**
At amortized cost	**665,303**	**180,643**	**145,333**	**587,544**	**163,207**	**1,742,030**	**643,530**	**160,422**	**125,266**	**563,338**	**99,607**	**1,592,163**
Deposits	344,068	89,524	56,309	379,370	63,013	932,284	360,548	75,395	62,860	360,225	12,410	871,438
Securities sold under repurchase agreements	303,463	7,497	1,934	22,376	22,412	357,682	264,284	5,698	816	16,223	6,419	293,440
Interbank market funds	17,069	80,409	79,170	143,535	11,510	331,693	12,918	67,034	57,476	148,390	8,769	294,587
Institutional market funds	275	2,706	7,613	40,210	66,272	117,076	5,379	11,800	3,552	36,642	72,009	129,382
Premium bonds plans	428	507	307	2,053	-	3,295	401	495	562	1,858	-	3,316
At fair value through profit and loss	**5,547**	**18,569**	**4,431**	**20,893**	**13,537**	**62,977**	**8,002**	**16,966**	**17,402**	**22,416**	**12,722**	**77,508**
Derivatives	5,547	18,549	4,299	20,523	13,242	62,160	8,002	16,950	17,164	22,278	12,467	76,861
Structured notes	-	-	2	19	77	98	-	1	1	18	44	64
Other Financial Liabilities	-	20	130	351	218	719	-	15	237	120	211	583
Difference assets / liabilities [1]	**(93,555)**	**172,477**	**107,480**	**159,763**	**105,674**	**451,839**	**(47,221)**	**197,142**	**66,181**	**47,987**	**162,635**	**426,724**
Cumulative difference	**(93,555)**	**78,922**	**186,402**	**346,165**	**451,839**		**(47,221)**	**149,921**	**216,102**	**264,089**	**426,724**	
Ratio of cumulative difference to total interest-bearing assets	(4.1)%	3.4%	8.2%	15.3%	20.0%		(2.3)%	7.2%	10.3%	12.6%	20.4%	

1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

II.I.II - Currency risk

The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods.

The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item II.I – VaR Consolidated – ITAÚ UNIBANCO HOLDING.

II.I.III - Share Price Risk

The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities.

III - Liquidity risk

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas.

Liquidity management policies and limits are based on prospective scenarios and senior management's guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods.

Among the main regulatory liquidity indicators, the following indicators stand out:

Liquidity Coverage Ratio (LCR): can be defined as a sufficiency index over a 30-day horizon, measuring the available amount of assets available to honor potential liquid outflows in a stress scenario.

Net Stable Funding Ratio (NSFR): can be defined as an analysis of funding available for the financing of long-term assets.

Both metrics are managed by the liquidity risk area and they have limits approved by superior committees, as well as governance of action plans in possible liquidity stress scenarios.

Additionally, the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management:

- Different scenarios projected for changes in liquidity.
- Contingency plans for crisis situations.
- Reports and charts that describe the risk positions.
- Assessment of funding costs and alternative sources of funding.

- Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors.

III.I - Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers' funds, 67.7% or R$ 934,626, is immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Funding from customers	09/30/2023			12/31/2022		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	**783,754**	**932,284**		**737,633**	**871,438**	
Demand deposits	103,556	103,556	7.5%	117,587	117,587	9.1%
Savings deposits	174,006	174,006	12.6%	179,764	179,764	13.9%
Time deposits (1)	497,261	639,495	46.3%	434,450	564,215	43.5%
Other	8,931	15,227	1.1%	5,832	9,872	0.8%
Interbank market funds (1)	150,431	331,693	24.0%	130,074	294,587	22.7%
Funds from own issue (2)	-	8	-	-	8	-
Institutional market funds	441	117,076	8.5%	4,630	129,382	10.0%
Total	**934,626**	**1,381,061**	**100.0%**	**872,337**	**1,295,415**	**100.0%**

1) The settlement date is considered as the closest period in which the client has the possibility of withdrawing funds.
2) Refers to Deposits received under securities repurchase agreements with securities from own issue.

III.II - Control over liquidity

Under the LCR metric, ITAÚ UNIBANCO HOLDING has High-quality Liquid Assets (HQLA) which totaled an average of R$ 368,698 in the period, mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows totaled an average of R$ 196,347 in the period, mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows.

The average LCR in the period is 187.8% (164.4% at 12/31/2022) above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support losses under the standardized stress scenario for LCR.

From the NSFR perspective, ITAÚ UNIBANCO HOLDING has Available Stable Funding (ASF) that totaled R$ 1,223,998 in the period, mainly made up of capital, retail and wholesale funds. The required stable funding (RSF) totaled R$ 961,883 in the period, mainly made up of loans and financing granted to wholesale and retail clients, central governments, and operations with central banks.

The NSFR at the period closing is 127.3% (124.9% at 12/31/2022), above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support the stable funds required in the long term, in accordance with the metric.

Liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	09/30/2023					12/31/2022				
Financial liabilities	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Deposits	**783,984**	**95,387**	**30,308**	**26,059**	**935,738**	**737,637**	**92,481**	**28,768**	**21,264**	**880,150**
Demand deposits	103,556	-	-	-	103,556	117,587	-	-	-	117,587
Savings deposits	174,006	-	-	-	174,006	179,764	-	-	-	179,764
Time deposit	497,261	93,030	26,339	26,025	642,655	434,450	91,308	25,870	21,191	572,819
Interbank deposits	1,565	2,357	3,969	34	7,925	858	1,173	2,898	73	5,002
Other deposits	7,596	-	-	-	7,596	4,978	-	-	-	4,978
Compulsory deposits	**(126,199)**	**(12,758)**	**(3,613)**	**(3,569)**	**(146,139)**	**(97,709)**	**(11,904)**	**(3,373)**	**(2,762)**	**(115,748)**
Demand deposits	(27,486)	-	-	-	(27,486)	(13,148)	-	-	-	(13,148)
Savings deposits	(30,521)	-	-	-	(30,521)	(27,923)	-	-	-	(27,923)
Time deposit	(68,192)	(12,758)	(3,613)	(3,569)	(88,132)	(56,638)	(11,904)	(3,373)	(2,762)	(74,677)
Securities sold under repurchase agreements	**332,809**	**9,111**	**3,642**	**85,802**	**431,364**	**264,451**	**6,603**	**7,841**	**29,287**	**308,182**
Government securities	285,227	3,131	741	71,065	360,164	196,672	6,444	7,808	29,176	240,100
Corporate securities	27,333	5,926	2,856	14,731	50,846	22,642	1	-	10	22,653
Foreign	20,249	54	45	6	20,354	45,137	158	33	101	45,429
Interbank market funds	**150,431**	**102,412**	**45,486**	**47,710**	**346,039**	**94,313**	**101,047**	**44,547**	**70,900**	**310,807**
Institutional market funds	**441**	**12,352**	**44,898**	**85,449**	**143,140**	**4,645**	**5,367**	**42,162**	**103,421**	**155,595**
Derivative financial instruments - Net position	**5,547**	**22,848**	**7,881**	**25,884**	**62,160**	**8,002**	**34,114**	**9,056**	**25,689**	**76,861**
Swaps	578	7,735	6,623	24,722	39,658	2,835	5,114	7,344	23,775	39,068
Options	412	11,180	615	480	12,687	3,221	25,087	901	673	29,882
Forwards	3,299	-	-	16	3,315	55	10	-	-	65
Other derivatives	1,258	3,933	643	666	6,500	1,891	3,903	811	1,241	7,846
Other financial liabilities	**-**	**2**	**205**	**512**	**719**	**-**	**252**	**34**	**297**	**583**
Total financial liabilities	**1,147,013**	**229,354**	**128,807**	**267,847**	**1,773,021**	**1,011,339**	**227,960**	**129,035**	**248,096**	**1,616,430**

		09/30/2023					12/31/2022				
Off balance commitments	**Note**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Financial guarantees		2,332	33,574	12,702	46,331	**94,939**	2,987	31,548	12,731	44,513	**91,779**
Loan commitments		174,826	50,340	10,616	201,325	**437,107**	161,822	50,552	20,386	172,484	**405,244**
Letters of credit to be released		21,274	-	-	-	**21,274**	47,354	-	-	-	**47,354**
Contractual commitments - Fixed and Intangible assets	13, 14	-	-	3	-	**3**	-	-	-	3	**3**
Total		**198,432**	**83,914**	**23,321**	**247,656**	**553,323**	**212,163**	**82,100**	**33,117**	**217,000**	**544,380**

IV - Emerging Risks

Defined as those with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as geopolitical and macroeconomic risk and climate change. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING's governance, allowing these risks to be incorporated into risk management processes too.

V - Social, Environmental and Climate Risks

Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING.

Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agri - Meatpacking, Agri - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts with specific procedures for the Institution's operation (stockholders' equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP, which comprises stress tests – which was dated December 2022 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

	09/30/2023	12/31/2022
Available capital (amounts)		
Common Equity Tier 1 (CET 1)	159,227	147,781
Tier 1	177,795	166,868
Total capital (PR)	197,653	185,415
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,214,849	1,238,582
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	13.1%	11.9%
Tier 1 ratio (%)	14.6%	13.5%
Total capital ratio (%)	16.3%	15.0%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%)	2.50%	2.50%
Countercyclical buffer requirement (%)	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.50%	3.50%

At 09/30/2023, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 17,809 (R$ 18,336 at 12/31/2022) and the amount of perpetual subordinated debt that makes up Tier capital II is R$ 19,585 (R$ 18,431 at 12/31/2022).

The Basel Ratio reached 16.3% at 09/30/2023, an increase of 1.3 p.p. compared to 12/31/2022, due to the result for the period and reduction of Risk-Weighted Assets. In Risk-Weighted Assets, noteworthy is the reduction in the credit component due to the enactment of BACEN Resolution Nº 229 and evolution of internal models.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Total capital of R$ 100,465 (R$ 86,328 at 12/31/2022), well above the Capital buffer requirement of R$ 42,520 (R$ 43,350 at 12/31/2022), widely covered by available capital.

The fixed assets ratio indicates the commitment percentage of adjusted Total capital with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted Total capital, established by BACEN. At 09/30/2023, fixed assets ratio reached 20.3% (19.9% at 12/31/2022), showing a surplus of R$ 58,676 (R$ 55,748 at 12/31/2022).

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach.
- RWA_{CIRB} = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil.
- RWA_{MPAD} = portion related to the market risk capital requirement, calculated using standardized approach.
- RWA_{MINT} = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA	
	09/30/2023	12/31/2022 (1)
Credit risk (excluding counterparty credit risk)	**972,082**	**1,016,137**
Of which: standardised approach for credit risk	913,042	1,016,137
Of which: foundation internal rating-based approach (F-IRB)	-	-
Of which: advanced internal rating-based approach (A-IRB)	59,040	-
Counterparty credit risk (CCR)	**30,061**	**40,222**
Of which: standardized approach for counterparty credit risk (SA-CCR)	21,946	25,361
Of which: other CCR	8,115	14,861
Equity investments in funds - look-through approach	**6,076**	**8,002**
Equity investments in funds - mandate-based approach	**-**	**104**
Equity investments in funds - fall-back approach	**2,234**	**1,461**
Securitisation exposures in banking book	**3,712**	**4,408**
Market Risk	46,589	30,935
Of which: standardized approach (RWA_{MPAD})	56,438	36,745
Of which: internal models approach (RWA_{MINT})	22,405	23,097
Operational Risk	**103,094**	**96,590**
Payment Services risk (RWASP)	**NA**	**NA**
Amounts below the thresholds for deduction	**51,001**	**40,723**
Total	**1,214,849**	**1,238,582**

1) For comparative purposes, the allocation of the value of the historical RWA_{cva} portion was adapted according to BACEN Regulatory Instruction No. 385/23.

III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics.

V - Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

d) Management risks of insurance contracts and private pension

I - Management structure, roles and responsibilities

ITAÚ UNIBANCO HOLDING has specific committees, whose assignment is to define and establish guidelines for the management of funds from insurance contracts and private pension, with the objective of long-term profitability, and to establish assessment models, risk limits and resource allocation strategies in defined financial assets.

II - Underwriting risk

In addition to the risks inherent in financial instruments related to insurance contracts and private pension, operations carried out at ITAÚ UNIBANCO HOLDING cause exposure to underwriting risk.

Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing products that may adversely affect ITAÚ UNIBANCO HOLDING, which may be consummated in different ways, depending on the product offered:

(i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims incurred, contrary to pricing estimates.

(ii) Private Pension: is observed in the increase in life expectancy or deviation from the assumptions adopted in the estimates of future cash flows.

The measurement of exposure to underwriting risk is based on the analysis of the actuarial assumptions adopted in the recognition of liabilities and pricing of products through i) monitoring the evolution of equity required to mitigate the risk of insolvency or liquidity; ii) follow-up of portfolios, products, and coverage, from the perspective of results, adherence to expected rates and expected behavior of loss ratio.

Exposure to underwriting risk is managed and monitored in accordance with risk appetite levels approved by Management and is controlled using indicators that allow the creation of stress scenarios and simulations of the portfolio.

II.I Risk Concentrations

For ITAÚ UNIBANCO HOLDING there is no concentration of products in relation to insurance premiums, thus reducing the risk of concentration in products and distribution channels. ITAÚ UNIBANCO HOLDING's insurance and private pension operations are mainly related to death and survivorship coverage.

II.II - Sensitivity analysis

The sensitivity analysis considers a vision impacts caused by changes in assumptions, which could affect the income and stockholders' equity at the report date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Assumptions	09/30/2023			
	Impact in Income		Impact in Stockholders' Equity	
	Insurance	Private pension	Insurance	Private pension
Discount rate				
0.5% increase	-	(20)	45	601
0.5% decrease	-	16	(50)	(661)
Biometric tables				
5% increase	(3)	47	-	-
5% decrease	3	(49)	-	-
Claims				
5% increase	(30)	-	-	
5% decrease	30	-	-	-

III - Liquidity risk

Liquidity risk management for insurance and private pension operations is performed on an ongoing basis, based on monitoring the flow of payments related to its liabilities, the flow of receipts generated by operations and the portfolio of financial assets.

Financial assets are managed with the purpose of optimizing the relationship between risk and return on investments, considering the characteristics of their liabilities. Accordingly, investments are concentrated in government and corporate securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, with immediate liquidity, to meet regular and contingent liquidity needs. In addition, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its operations.

Below is a maturity analysis of estimated undiscounted future cash flows from insurance contracts and private pension, considering assumptions of inflows, outflows and discount rates (Note 27c):

Period	09/30/2023			12/31/2022		
	Insurance	Private pension	Total	Insurance	Private pension	Total
1 year	(767)	17,296	16,529	(660)	16,603	15,943
2 years	(312)	19,557	19,245	(232)	18,773	18,541
3 years	(252)	18,583	18,331	(186)	17,835	17,649
4 years	(163)	17,893	17,730	(120)	17,113	16,993
5 years	(70)	17,304	17,234	(50)	16,498	16,448
Over 5 years	1,827	411,536	413,363	1,891	378,341	380,232
Total [(1)]	**263**	**502,169**	**502,432**	**643**	**465,163**	**465,806**

1) Refers to (inflows) and outflows of cash flows related to insurance contracts and private pension.

ITAÚ UNIBANCO HOLDING holds R$ 249,274 (R$ 224,140 at 12/31/2022) referring to amounts that are payable or demand, which represent contributions made by insured parties that can be redeemed at any time. All these amounts refer to contracts issued that are liabilities, and no group of contracts was in asset position in the period.

IV - Credit risk

The credit risk arising from insurance contract premiums is not material, as cases with unpaid coverage are canceled after 90 days.

Reinsurance operations are controlled through an internal policy, observing the regulator's guidelines regarding the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

Taking out reinsurance is subject to an assessment of the reinsurer's credit risk and the operational limits for its consummation, and monitoring is carried out during the effectiveness to identify signs of deterioration that lead to changes in the analyzes conducted.

Note 33 - Supplementary information

a) Acquisition of Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 35% of AVENUE's capital, which will become a joint venture, for approximately R$ 493. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership interest of 15.1%, then holding control with 50.1% of AVENUE's capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

Regulatory approvals were completed on October 31, 2023 and the process for the acquisition and financial settlement is ongoing.

b) "Coronavirus" COVID-19 effects

ITAÚ UNIBANCO HOLDING incorporated into its processes the monitoring of the economic effects of the COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. Even after the end of the state of public health emergency in Brazil announced in May 2022, ITAÚ UNIBANCO HOLDING will continue to monitor the impacts of the COVID-19 pandemic and following health and health surveillance recommendations so as to ensure safety of its employees and clients.

c) Reconciliation of net income and stockholders' equity

The Individual Financial Statements of Itaú Unibanco Holding S.A. are prepared in accordance with the Accounting Standard of Institutions Regulated by the Central Bank of Brazil (Cosif) differently from these Consolidated Financial Statements, which are prepared adopting the international accounting standard in accordance with the pronouncements issued by the International Accounting Standards Board (IASB). Below is the reconciliation of Itaú Unibanco Holding S.A. to ITAÚ UNIBANCO HOLDING in compliance with CMN Resolution No. 4,818/20:

	Net income		Stockholders' equity	
	01/01 to 09/30/2023	01/01 to 09/30/2022	09/30/2023	12/31/2022
ITAÚ UNIBANCO HOLDING INDIVIDUAL - BRGAAP	**23,993**	**22,598**	**175,414**	**162,100**
Expected loss - Loan and lease operations and other financial assets [(1)]	(743)	(354)	2,280	3,036
Adjustment to fair value of financial assets [(2)]	73	(1,294)	(3,318)	(4,991)
Criteria for write-off of financial assets [(3)]	510	20	2,538	2,026
Reversal for amortization of goodwill	465	399	3,740	3,269
Adjustment to fair value of derivatives [(4)]	150	1,543	2,102	1,755
Hedge of net investments in foreign operations	(307)	(1,418)	(1,481)	(1,389)
Other	191	421	2,361	1,911
ITAÚ UNIBANCO HOLDING - IFRS	**24,332**	**21,915**	**183,636**	**167,717**

1) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.

2) Under IFRS, stocks and quotas were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.

3) Criterion for write-off of financial assets on IFRS considers the recovery expectative.

4) Recognition of the fair value of derivative financial instruments that were used as a hedge instrument for held to maturity securities, which hedge accounting structure is not set forth in the IFRS.

Praça Alfredo Egydio de Souza Aranha nº100,
Parque Jabaquara, Zip Code04344.902,
São Paulo/SP - Brazil

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 **A Publicly Listed Company** **NIRE 35300010230**

Financial Statements in IFRS as of September 30, 2023.

The Officers responsible for the preparation of the consolidated financial statements, in compliancewith the provisions of article 29, paragraph 1, item II; article 25, paragraph 1, items V and VI of CVM Instruction No. 480/2009; and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company's financial statements.

This file includes:

. Report of Independent Auditors;
. Management Report;
. Balance Sheet;
. Statement of Income;
. Statement of Comprehensive Income;
. Statement of Changes in Stockholders' Equity;
. Statement of Cash Flows;
. Statement of Value Added;
. Notes to the Financial Statements.

The statements referred to were disclosed on November 06, 2023, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor-relations).

Milton Maluhy Filho
Chief Executive Officer

Alexsandro Broedel Lopes
Officer

Maria Helena dos Santos Fernandes de Santana
Chairwoman of the Audit Committee

Arnaldo Alves dos Santos
Accountant